                                                      Rule No. 424(b)(1)
                                                      Registration No. 333-30193


                               5,000,000 Shares

                [LOGO OF HANGER ORTHOPEDIC GROUP APPEARS HERE]

                                 Common Stock

                                 ------------

    All of the shares of Common Stock offered hereby are being sold by Hanger Orthopedic Group, Inc. ("Hanger" or the "Company"). The Company's Common Stock is traded on the American Stock Exchange ("AMEX") under the symbol "HGR." On July 30, 1997, the closing sale price of the Company's Common Stock was $12.31 per share.

                                 ------------

   THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK.SEE "RISK
                         FACTORS" BEGINNING ON PAGE 7.

                                 ------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

================================================================================
                                              PRICE    UNDERWRITING   PROCEEDS
                                               TO      DISCOUNTS AND     TO
                                             PUBLIC     COMMISSIONS  COMPANY(1)
--------------------------------------------------------------------------------
Per Share................................    $11.00        $0.63       $10.37
--------------------------------------------------------------------------------
Total(2).................................  $55,000,000  $3,150,000   $51,850,000
================================================================================

(1) Before deducting expenses of the Offering estimated at $700,000, payable by the Company.

(2) The Company has granted to the Underwriters a 30-day option to purchase up to 750,000 additional shares of Common Stock solely to cover over-allotments, if any. To the extent the option is exercised, the Underwriters will offer the additional shares at the Price to Public shown above. If the option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions and Proceeds to Company will be $63,250,000, $3,622,500 and $59,627,500, respectively. See "Underwriting."

                                 ------------

    The shares of Common Stock are offered by the several Underwriters, subject to prior sale, when, as and if delivered to and accepted by them, and subject to the right of the Underwriters to reject any order in whole or in part. It is expected that delivery of the shares of Common Stock will be made at the offices of Alex. Brown & Sons Incorporated, Baltimore, Maryland, on or about August 5, 1997.

Alex. Brown & Sons
   INCORPORATED
                     Montgomery Securities

                                                         Legg Mason Wood Walker
                                                              Incorporated

                 THE DATE OF THIS PROSPECTUS IS JULY 31, 1997.

    [INSERT U.S. MAP SHOWING PATIENT-CARE CENTERS, DISTRIBUTION CENTERS AND
                           MANUFACTURING FACILITIES.]


  The Company's executive offices are located at 7700 Old Georgetown Road, Bethesda, Maryland 20814. Its telephone number is (301) 986-0701.


  THE UNDERWRITERS AND OTHER PERSONS MAY OVER-ALLOT OR EFFECT TRANSACTIONS THAT STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information and consolidated financial statements and notes thereto appearing elsewhere in this Prospectus.

                                  THE COMPANY

  Hanger Orthopedic Group, Inc. is a professional practice management company focused on the orthotic and prosthetic ("O&P") segment of the orthopedic rehabilitation industry. The Company acquires and operates the practices of orthotists and prosthetists, medical professionals that design, fabricate, fit and supervise the use of external musculoskeletal support devices and artificial limbs. The Company has acquired over 40 O&P businesses since 1986 and currently employs 201 certified O&P practitioners and operates 190 O&P centers in 28 states and the District of Columbia. The Company also has developed OPNET, Inc. ("OPNET"), a national preferred provider network of O&P service professionals in 358 patient-care centers with 230 managed care contracts. In addition to its practice management and patient-care services, the Company manufactures custom-made and prefabricated O&P devices and is the country's largest distributor of O&P components and finished O&P patient-care products. The combination of practice management and patient-care services, OPNET, distribution and manufacturing operations positions the Company as a fully integrated O&P network.

  The Company has been an active acquiror of O&P practices since 1986. The Company experienced operating difficulties in 1994 and suspended its acquisition program. In 1994 and 1995, the Company sold or closed nine unprofitable patient-care centers and reorganized its management team. In late 1995, having reestablished a strong base of operations, the Company launched OPNET and resumed its acquisition program with the November 1, 1996 acquisition of J.E. Hanger, Inc. of Georgia ("JEH"), an O&P provider with 96 patient-care centers in 15 states and the largest O&P distribution business in the United States. The acquisition essentially doubled the Company's number of patient-care centers and certified practitioners and significantly expanded its distribution capabilities. Since January 1, 1997, the Company has also acquired the assets of four additional O&P companies, representing an aggregate of nine patient-care centers and 18 practitioners.

  The Company estimates that the U.S. O&P patient-care services industry represented approximately $2.0 billion in sales in 1995. Key trends expected to increase the demand for O&P services include: (i) the growing elderly population; (ii) more active lifestyles and emphasis on physical fitness; (iii) cost savings through the use of outpatient O&P treatment to reduce hospitalization; (iv) advancing technology in the design and manufacture of O&P devices; and (v) the inherent need for replacement of O&P devices and continuing care.

  The O&P services market is highly fragmented and relatively underpenetrated by professional practice management companies. Hanger is one of the two largest companies in the O&P industry which, combined, accounted for less than 15% of total estimated O&P industry revenue in 1995. There are an estimated 3,200 certified prosthetists and/or orthotists and approximately 2,670 O&P patient-care centers in the United States. The Company believes that the O&P industry will continue to consolidate as a result of a variety of factors, including:
(i) increased pressures from growth in managed care; (ii) demonstrated benefits from economies of scale; and (iii) desire by independent orthotists and prosthetists to obtain financial liquidity and concentrate on providing patient care.

  The Company's objective is to build a major national orthopedic rehabilitation company focused on acquiring and operating O&P practices and related businesses. The Company's strategy for achieving this objective is to:
(i) acquire and integrate O&P practices in targeted geographic areas across the United States; (ii) develop new patient-care centers in existing markets; (iii) expand and improve O&P practice management operations at existing and acquired patient-care centers; (iv) increase the number of OPNET's O&P patient-care service members and its contractual relationships with managed care organizations; and (v) expand the Company's O&P manufacturing and distribution operations.

                      RECENT INTERIM RESULTS OF OPERATIONS

  On July 21, 1997, the Company announced that net sales for the quarter ended June 30, 1997 were $36.6 million, an increase of $22.6 million, or 161%, over net sales of $14.0 million in the prior year's comparable period. Net income for the second quarter of 1997 was $1.9 million, or $.17 per share, compared with net income of $738,000, or $.09 per share, in the second quarter of 1996. The Company's net sales for the six months ended June 30, 1997 amounted to $67.5 million, an increase of $41.3 million, or 158%, over net sales of $26.2 million in the prior year's comparable period. Net income for the six months ended June 30, 1997 was $2.5 million, or $.23 per share, compared with net income of $888,000, or $.11 per share, in the six months ended June 30, 1996. The increases in net sales and net income were attributable in large part to the Company's acquisition of JEH on November 1, 1996. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Recent Acquisitions."

                                  RISK FACTORS

  The Common Stock offered hereby involves a high degree of risk. See "Risk Factors."

                                  THE OFFERING

Common Stock offered by the Company......... 5,000,000 shares
Common Stock to be outstanding after the
 Offering................................... 14,465,811 shares(1)
Use of proceeds............................. Repayment of certain indebtedness
American Stock Exchange symbol.............. HGR

--------
(1) Excludes 3,722,931 shares of Common Stock issuable upon exercise of outstanding stock options and warrants, at a weighted average exercise price of $5.59 per share. See "Capitalization" and "Principal
    Shareholders."


  Unless the context otherwise requires, references to the Company include Hanger Orthopedic Group, Inc. and its subsidiaries. Except as otherwise specified, all information in this Prospectus assumes no exercise of the Underwriters' over-allotment option. See "Underwriting."

              SUMMARY CONSOLIDATED FINANCIAL AND STATISTICAL DATA
             (IN THOUSANDS, EXCEPT PER SHARE AND STATISTICAL DATA)

                                                                                       QUARTERS
                                      YEARS ENDED DECEMBER 31,                      ENDED MARCH 31,
                         ---------------------------------------------------- ---------------------------
                                                                   PRO FORMA                   PRO FORMA
                                                                  AS ADJUSTED                 AS ADJUSTED
                          1992    1993    1994     1995    1996     1996(1)    1996    1997     1997(2)
                         ------- ------- -------  ------- ------- ----------- ------- ------- -----------
STATEMENT OF OPERATIONS
 DATA:
 Net sales.............. $32,405 $43,877 $50,300  $52,468 $66,806  $131,557   $12,229 $30,950   $33,139
 Acquisition and
  integration costs,
  restructuring costs
  and loss from disposal
  of assets.............     --      --    2,610      --    2,479     2,479       --      --        --
 Income from continuing
  operations............   2,113   4,428       4    5,843   4,695    10,801       701   2,636     3,101
 Income (loss) from
  continuing operations
  before extraordinary
  item and accounting
  change................     320   1,594  (2,280)   2,135   1,081     4,361       150     618     1,408
 Income (loss) per
  common share from
  continuing operations
  before extraordinary
  item and accounting
  change................ $  0.03 $  0.19 $ (0.28) $  0.26 $  0.12  $   0.27   $  0.02 $  0.06   $  0.09
 Weighted average common
  shares outstanding....   7,565   8,344   8,290    8,291   8,663    16,050     8,324   9,978    16,133

                                                     MARCH 31, 1997
                                         ---------------------------------------
                                                                   PRO FORMA
                                          ACTUAL  PRO FORMA(3) AS ADJUSTED(3)(4)
                                         -------- ------------ -----------------
BALANCE SHEET DATA:
 Working capital........................ $ 28,825   $ 26,324       $ 27,153
 Total assets...........................  138,158    144,248        144,206
 Long-term debt.........................   68,815     72,944         23,727
 Shareholders' equity...................   40,431     40,931         90,935

                                                                    QUARTERS
                                                                     ENDED
                                   YEARS ENDED DECEMBER 31,        MARCH 31,
                                   -----------------------------  -------------
                                   1992  1993  1994   1995  1996  1996  1997(5)
                                   ----  ----  ----   ----  ----  ----  -------
STATISTICAL DATA:
 Patient-care centers(6)..........   62    72    85     84   178    81    178
 Certified practitioners(6).......   84   104   125    119   199    90    197
 Number of states (including
  D.C.)(6)........................   18    22    25     24    29    26     29
 Same-center sales growth.........  7.3%  4.4% (3.7)%  5.2%  5.8%  8.8%  10.6%
 EBITDA margin(7)................. 12.9% 16.1% 11.1%  16.1% 14.7% 10.6%  12.1%
 Operating margin(8)..............  6.5% 10.1%  5.2%  11.1% 10.7%  5.7%   8.5%
 Payor mix(9):
  Private pay and other...........  --    --    --    43.4% 43.2%  --    43.0%
  Medicare/Medicaid/VA............  --    --    --    56.6% 56.8%  --    57.0%
 Percentage of net sales from:
  Practice management and patient-
  care services................... 82.5% 76.8% 78.0%  78.5% 78.2% 78.5%  74.6%
  Manufacturing................... 10.9% 18.3% 17.6%  16.3% 12.0% 15.7%   6.3%
  Distribution....................  6.6%  4.9%  4.4%   5.2%  9.8%  5.8%  19.1%

See accompanying notes on following page.

--------
(1) Adjusted to give effect to: (i) acquisitions which occurred during 1996 and the five months ended May 31, 1997; and (ii) the reduction in interest expense resulting from the assumed use of the estimated net proceeds of this Offering upon the sale by the Company of 5.0 million shares of Common Stock offered hereby, after deducting the underwriting discounts and commissions and estimated offering expenses payable by the Company, as if such transactions had occurred as of the beginning of 1996. See "Use of Proceeds" and "Unaudited Pro Forma Consolidated Condensed Financial Statements."
(2) Adjusted to give effect to: (i) acquisitions which occurred during the five months ended May 31, 1997; and (ii) the reduction in interest expense resulting from the assumed use of the estimated net proceeds of this Offering upon the sale by the Company of 5.0 million shares of Common Stock offered hereby, after deducting the underwriting discounts and commissions and estimated offering expenses payable by the Company, as if such transactions had occurred as of the beginning of 1997. See "Use of Proceeds" and "Unaudited Pro Forma Consolidated Condensed Financial Statements."
(3) Adjusted to give effect to acquisitions which occurred during the five months ended May 31, 1997. See "Unaudited Pro Forma Consolidated Condensed Financial Statements."
(4) Adjusted to give effect to the sale by the Company of 5.0 million shares of Common Stock in this Offering and the application of the estimated net proceeds therefrom. Shareholders' equity reflects debt discounts and deferred financing costs of $2.0 million ($1.1 million net of tax benefit) expensed as a result of the retirement of certain indebtedness from the assumed use of proceeds of this Offering. See "Use of Proceeds."
(5) Excludes eight patient-care centers acquired subsequent to March 31, 1997, and 17 certified practitioners employed by such patient-care centers.
(6) At end of period.
(7) "EBITDA" is defined as net income (loss) before interest expense, taxes, depreciation and amortization, discontinued operations, non-recurring charges, extraordinary item and accounting change. EBITDA is not a measure of performance under GAAP. While EBITDA should not be considered in isolation or as a substitute for net income, cash flows from operating activities and other income or cash flow statement data prepared in accordance GAAP, or as a measure of profitability or liquidity, management understands that EBITDA is customarily used as a criteria in evaluating healthcare companies. Moreover, substantially all of the Company's financing agreements contain covenants in which EBITDA is used as a measure of financial performance. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" for a discussion of other measures of performance determined in accordance with GAAP.
(8) Operating margin is defined as net income (loss) before interest expense, taxes, discontinued operations, non-recurring charges, extraordinary item and accounting change.
(9) Payor mix data for the years ended December 31, 1995 and 1996 and for the quarters ended March 31, 1996 and 1997 is based on a sampling of approximately 40%, 75%, 30% and 75% of patient-care centers, respectively. Payor mix data not available for the years ended 1992, 1993 and 1994.

                                 RISK FACTORS

  In addition to other information in this Prospectus, the following factors should be considered carefully in evaluating an investment in shares of the Common Stock offered by this Prospectus. This discussion also identifies important cautionary factors that could cause the Company's actual results to differ materially from those described in forward-looking statements made by, or on behalf of, the Company. In particular, the Company's forward-looking statements, including those regarding the acquisition of additional patient-care centers and related businesses, the adequacy of the Company's capital resources and other statements regarding trends, could be affected by a number of risks and uncertainties including those described below.

  Risks Associated with Acquisition Strategy. The Company's business strategy contemplates the continued acquisition and integration of O&P businesses. The success of the Company's acquisitions will be determined by numerous factors, including the Company's ability to identify O&P patient-care practices and other O&P businesses suitable for acquisition, to acquire and finance such businesses on acceptable terms and to integrate and operate such businesses profitably after acquisition. No assurance can be given that future acquisitions by the Company will be successfully consummated and integrated or that such acquisitions will favorably affect the Company's business or operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" and "Business-- Acquisitions."

  Additional Financings. The Company's acquisition program requires substantial capital resources. No assurance can be given that the Company's available bank facility and other sources of capital will be sufficient to provide for the Company's cash requirements for future acquisitions. The Company may issue additional debt or equity securities in connection with the acquisition of additional O&P patient-care centers. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Liquidity and Capital Resources" and "Business--Acquisitions."

  Rapid Growth. The Company has pursued, and plans to continue to pursue, an aggressive growth strategy. The rapid growth may place significant demands on the Company's financial and management resources. There can be no assurance that the Company will be able to manage this growth effectively. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business."

  Reimbursement Limitations. Approximately 56.8% and 57.0% of the Company's net sales in 1996 and the first quarter of 1997, respectively, (based on a sampling of approximately 75% of patient-care centers in both periods) were derived from Medicare, Medicaid, the United States Department of Veterans Affairs (the "VA") and certain state agencies, each of which sets maximum reimbursement levels for O&P services and products. No assurance can be given that reimbursement levels under such programs will not be lowered in the future or that the percentage of the Company's net sales derived from sources limiting reimbursement levels will not increase. Furthermore, the healthcare industry is experiencing a trend towards cost containment as government and other third-party payors seek to impose lower reimbursement rates and negotiate reduced contract rates with service providers, which may adversely affect the Company's operating results or financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Other" and "Business--Patient Reimbursement Sources."

  Retention of Key Personnel. The success of the Company will depend in part on its continued ability to retain Ivan R. Sabel, Chairman of the Board, President and Chief Executive Officer of the Company, and qualified O&P practitioners and other managerial and technical personnel. There can be no assurance that the Company will be able to continue to retain all the personnel necessary for continued growth. The loss of the services of key personnel could have a material adverse effect on the Company. See "Management."

  Variability of Quarterly Operating Results. The Company's operating results have varied from quarter to quarter and may continue to vary. Quarterly variations may result from, among other things, the non-recurring costs associated with the acquisition of patient-care centers. The Company's operating results for any particular quarter may not be indicative of results for future periods.

  Potential Liability and Insurance. The provision of O&P services and products, as is the case with other healthcare services and products, involves an inherent risk of liability that could have a material adverse effect on the Company. No assurance can be given that insurance coverage will continue to be available at commercially reasonable prices or that such insurance will cover actual future liabilities.

  Government Regulation. Most states do not require separate licensure for O&P practitioners. However, several states currently require practitioners to be certified by an organization such as the American Board for Certification in Orthotics and Prosthetics (the "ABC"). While the Company endeavors to comply with all state licensure requirements, no assurance can be given that the Company will be in compliance at all times with these requirements. The Company is subject to various federal and state laws pertaining to healthcare fraud and abuse, including antikickback laws, false claims laws, and physician self-referral laws. Antikickback laws make it illegal to solicit, offer, receive, or pay any remuneration in exchange for, or to induce, the referral of business. False claims laws prohibit anyone from knowingly and willfully presenting claims for payment that contain false or fraudulent information. Physician self-referral laws restrict the ability of a physician to refer patients to entities with which the physician has a financial relationship, as well as the ability of an entity to claim reimbursement for services furnished pursuant to a prohibited referral. Violations of these laws are punishable by criminal and/or civil sanctions, including, in some instances, imprisonment and exclusion from participation in federal healthcare programs, including Medicare, Medicaid, VA health programs and the Civilian Health and Medical Program for the Uniformed Services ("CHAMPUS"). There can be no assurance that one or more of the Company's practices will not be challenged by governmental authorities under certain of these laws, that the Company would not be required to alter its practices as a result, or that the occurrence of one or more of these events would not result in a material adverse effect on the Company's business and results of operations. The Company is subject to federal and state antitrust laws which prohibit, among other things, the establishment of ventures that result in certain anticompetitive conduct. These laws have been applied to the establishment of certain networks of otherwise competing healthcare providers. There can be no assurance that governmental authorities would not bring an investigation or proceeding challenging this or some other aspect of the Company's operations under these laws, or that such an investigation or proceeding would not result in a material adverse effect on the Company's business and results of operations. See "Business--Government Regulation."

  Competition. The business of providing O&P patient-care services is highly competitive. In addition to many local O&P practices, there are several regional and multi-regional competitors which operate numerous patient-care centers. The competition among O&P patient-care centers is primarily for referrals from physicians, therapists, employers, health maintenance organizations ("HMOs"), preferred provider organizations ("PPOs"), hospitals, rehabilitation centers, out-patient clinics and insurance companies on both a local and regional basis. Hanger also competes with other providers of O&P services such as hospitals, physicians and therapists. In connection with its efforts to acquire additional O&P patient-care practices, the Company encounters competition from several other companies. The Company also encounters competition from other manufacturers of non-customized orthotic and prosthetic components. Finally, although the Company is the country's largest distributor of O&P products, a majority of which are manufactured by other companies, Hanger encounters competition from numerous smaller companies engaged in the distribution of O&P products. There can be no assurance that levels of competition will not increase or that such competition will not have a material adverse effect on the Company's O&P patient-care services, manufacturing or distribution activities or O&P patient-care practice acquisition program. See "Business--Competition."

  Shares Eligible for Future Sale. As of June 20, 1997, the Company had 9,465,811 shares of Common Stock outstanding, of which 8,366,811 shares are freely tradeable without restriction under federal securities laws, except shares held by affiliates of the Company. Of the currently outstanding shares, 1,099,000 constitute "restricted securities" as that term is defined under Rule 144 under the Securities Act of 1933 and will be eligible for resale commencing November 1, 1997, subject to compliance with volume limitations and other restrictions under Rule 144. As of March 31, 1997, there were a total of 1,646,287 shares of Common Stock underlying outstanding options (of which options for 531,921 shares are presently exercisable) and 2,076,644 shares underlying outstanding warrants (of which warrants for 1,196,644 shares are presently exercisable) to purchase shares from the Company. The shares underlying substantially all of the outstanding options will be freely tradeable upon issuance as a result of a currently effective registration statement relating to certain of the Company's stock option plans and the holders of substantially all of the outstanding warrants have rights to require the Company to register the underlying shares. The Company, the holders of an aggregate of 2,642,154 shares of Common Stock and the holders of options and warrants to purchase 1,388,649 shares (including all shares beneficially owned by the Company's directors and officers) have agreed that they will not sell any shares of Common Stock held by them for a period of 90 days from the date of this Prospectus without the prior written consent of Alex. Brown & Sons Incorporated. No prediction can be made as to the effect, if any, that sales of shares of Common Stock, or the availability of such shares for sale, will have on the market prices of the Company's Common Stock prevailing from time to time. The possibility that substantial amounts of shares may be sold in the public market may adversely affect prevailing market prices for the Common Stock and could impair the Company's ability to raise capital through the sale of its equity securities.

  Absence of Dividends. The Company has never declared or paid, nor does it intend to declare or pay, cash dividends on its Common Stock for the foreseeable future, but intends instead to retain any future earnings to finance expansion and operations. In addition, the Company's agreement with its senior bank lender contains a minimum net worth covenant and prohibits the payment of cash dividends. See "Dividend Policy" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of the 5.0 million shares of Common Stock offered hereby will be approximately $51.2 million ($58.9 million if the Underwriters' over-allotment option is exercised in full).

   The Company intends to use the net proceeds of the Offering to repay, without penalty, existing indebtedness primarily incurred under the Company's senior financing facilities (the "Facilities") with Banque Paribas (the "Bank"), which were established on November 1, 1996. The Facilities were established to provide up to $90.0 million principal amount of senior secured financing that included: (i) $57.0 million of term loans (the "Term Loans") for use in connection with Hanger's acquisition of JEH; (ii) an $8.0 million revolving loan facility (the "Revolver"); and (iii) up to $25.0 million principal amount of loans under an acquisition loan facility (the "Acquisition Loans") for use in connection with future acquisitions. The proceeds of the borrowings under the Term Loans and the Revolver, along with $8.0 million raised on November 1, 1996 from the Bank and Chase Venture Capital Associates, L.P. ("CVCA") upon the Company's issuance of Senior Subordinated Notes (the "Senior Subordinated Notes") with detachable warrants, were primarily used to:
(i) provide $45.8 million cash consideration to JEH shareholders in connection with the Company's acquisition of JEH; and (ii) refinance existing Hanger and JEH indebtedness of approximately $20.7 million.

  Of the $74.9 million principal amount of existing indebtedness of the Company, the following amounts will be repaid out of the net proceeds of the
Offering: (i) the $8.0 million of Senior Subordinated Notes, maturing on November 1, 2004 and bearing annual interest of 8.0%; (ii) $37.2 million principal amount of Term Loans, maturing between December 31, 2001 and December 31, 2003 and bearing annual interest between LIBOR plus 2.75% and LIBOR plus 3.25%; (iii) $500,000 of borrowings under the Revolver, maturing on November 1, 2001 and bearing annual interest of LIBOR plus 2.75%; and (iv) $5.5 million principal amount of Acquisition Loans, maturing on November 1, 2001 and bearing annual interest of LIBOR plus 2.75%. Upon repayment of the Senior Subordinated Notes, the Company will be required to write off the unamortized debt discount, which was $1.9 million ($1.1 million net of tax benefit) at March 31, 1997, recorded upon the issuance of such notes.

                                DIVIDEND POLICY

  The Company has never declared or paid, nor does it intend to declare or pay in the forseeable future, cash dividends on the Common Stock, but intends instead to retain future earnings to finance expansion and operations. Certain financial covenants in the Company's loan agreement with the Bank limit the ability of the Company to pay dividends or make other distributions on the Common Stock. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

                          PRICE RANGE OF COMMON STOCK

  The Common Stock is listed and traded on the American Stock Exchange under the symbol "HGR." The following table sets forth the high and low intra-day sale prices for the Common Stock for the periods indicated as reported on the
AMEX:

                                                                    HIGH   LOW
                                                                    ----- -----
      YEAR ENDED DECEMBER 31, 1995
        First Quarter.............................................. $3.13 $2.50
        Second Quarter.............................................  3.50  2.19
        Third Quarter..............................................  3.88  2.75
        Fourth Quarter.............................................  3.50  2.56
      YEAR ENDED DECEMBER 31, 1996
        First Quarter.............................................. $4.75 $2.63
        Second Quarter.............................................  6.50  4.06
        Third Quarter..............................................  7.50  4.88
        Fourth Quarter.............................................  7.38  5.81
      YEAR ENDING DECEMBER 31, 1997
        First Quarter.............................................. $7.00 $5.50
        Second Quarter (through July 30, 1997)..................... 12.31  6.25

  On July 30, 1997, the last reported sale price of the Common Stock on the AMEX was $12.31 per share. At July 23, 1997, there were approximately 910 holders of record of Common Stock.

                                CAPITALIZATION

  The following table sets forth as of March 31, 1997: (i) the capitalization of the Company; (ii) the capitalization of the Company on a pro forma basis to reflect acquisitions completed after March 31, 1997; and (iii) the capitalization of the Company on a pro forma as adjusted basis to reflect the sale of the shares of Common Stock offered hereby and the application of the estimated net proceeds therefrom, all as if they occurred on March 31, 1997:

                                                     MARCH 31, 1997
                                          -------------------------------------
                                                                   PRO FORMA
                                           ACTUAL   PRO FORMA(1) AS ADJUSTED(2)
                                          --------  ------------ --------------
                                                     (IN THOUSANDS)
Outstanding debt:
 Revolving Loan Commitment............... $    500    $    500      $    --
 Acquisition Loan Commitment.............    5,500       8,065           --
 A Term Loan.............................   29,000      29,000        11,404
 B Term Loan.............................   28,000      28,000        11,011
 8.0% Senior Subordinated Notes due
  November 2004..........................    6,067       6,067           --
 Subordinated seller notes and other
  miscellaneous obligations..............    5,801       8,417         8,417
                                          --------    --------      --------
     Total outstanding debt..............   74,868      80,049        30,832
                                          --------    --------      --------
Mandatorily redeemable preferred stock:
 Class C, par value $.01; 300 shares
  authorized, issued and outstanding
  liquidation preference of $500 per
  share plus accrued dividends...........      284         284           284
 Class F, par value $.01; 100,000 shares
  authorized, no shares issued or
  outstanding; liquidation preference
  $1,000 per share plus accrued
  dividends..............................      --          --            --
Shareholders' equity:
 Common Stock--$.01 par value; 25,000,000
  shares authorized; 9,493,766 shares
  issued and 9,360,270 shares
  outstanding; 9,557,766 shares issued
  and 9,424,270 shares outstanding on a
  pro forma basis; 14,557,766 shares
  issued and 14,424,270 shares
  outstanding on a pro forma as adjusted
  basis(3)...............................       95          96           146
Additional paid-in capital...............   41,087      41,586        92,686
Accumulated deficit......................      (96)        (96)       (1,242)
Treasury stock, cost--(133,495 shares)...     (655)       (655)         (655)
                                          --------    --------      --------
     Total shareholders' equity..........   40,431      40,931        90,935
                                          --------    --------      --------
      Total capitalization............... $115,583    $121,264      $122,051
                                          ========    ========      ========

--------
(1) Gives effect to the consummation of the acquisitions after March 31, 1997. See "Business--Acquisitions."
(2) Gives effect to the application of the net proceeds from the sale of 5.0 million shares of Common Stock offered hereby. Shareholders' equity reflects debt discounts and deferred finance costs of $2.0 million ($1.1 million net of tax benefit) expensed as a result of the retirement of certain indebtedness from the assumed use of proceeds of the Offering. See "Use of Proceeds."
(3) Excludes: (i) 401,296 shares of Common Stock issuable upon exercise of stock options outstanding under the Company's 1991 Stock Option Plan with a weighted average exercise price of $5.62 per share at June 24, 1997;
    (ii) 61,250 shares of Common Stock issuable upon the exercise of stock options outstanding under the Company's 1993 Non-Employee Director Stock Option Plan with a weighted average exercise price of $5.70 per share;
    (iii) 69,375 shares of Common Stock issuable upon exercise of outstanding non-qualified options at a weighted average exercise price of $8.46 per share; and (iv) 1,196,644 shares of Common Stock issuable upon exercise of outstanding warrants at a weighted average exercise price of $5.35 per share. See "Principal Shareholders."

     SELECTED HISTORICAL AND PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

  The selected historical consolidated statement of operations data for the years ended December 31, 1994, 1995 and 1996, and the selected consolidated balance sheet data as of December 31, 1995 and 1996, presented below, are derived from the audited Consolidated Financial Statements and Notes thereto included elsewhere in this Prospectus. The selected historical consolidated statement of operations data for the quarters ended March 31, 1996 and 1997, and the selected historical consolidated balance sheet data as of March 31, 1997, are derived from unaudited financial statements included elsewhere in this Prospectus, and include, in the opinion of management, all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the financial position and results of operations of the Company for such periods. In view of the significance of JEH, which was acquired by the Company effective November 1, 1996 in a transaction accounted for as a purchase, the results of operations for the quarter ended March 31, 1997 are not comparable with the results for the quarter ended March 31, 1996. Furthermore, the results of operations for the quarter ended March 31, 1997 are not necessarily indicative of the results to be expected for the entire year ending December 31, 1997, or any future period.

  The following selected pro forma consolidated financial information should be read in conjunction with the Pro Forma Consolidated Condensed Financial Statements for the year ended December 31, 1996 and quarter ended March 31, 1997, and the Notes thereto included elsewhere in this Prospectus. The pro forma adjustments are described in the accompanying Notes to the Pro Forma Consolidated Condensed Financial Statements.

           SELECTED HISTORICAL AND CONSOLIDATED FINANCIAL INFORMATION
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                                 QUARTERS
                                            YEARS ENDED DECEMBER 31,                          ENDED MARCH 31,
                               -------------------------------------------------------- -----------------------------
                                                                             PRO FORMA                     PRO FORMA
                                                                            AS ADJUSTED                   AS ADJUSTED
                                1992     1993     1994     1995     1996      1996(4)    1996     1997      1997(5)
                               -------  -------  -------  -------  -------  ----------- -------  -------  -----------
STATEMENT OF OPERATIONS DATA:
Net sales....................  $32,405  $43,877  $50,300  $52,468  $66,806   $131,557   $12,229  $30,950    $33,139
Gross profit.................   17,277   24,207   27,091   27,896   34,573     64,264     6,344   14,720     16,111
Selling, general and
 administrative..............   13,064   17,124   21,340   19,362   24,550     46,137     4,997   10,925     11,783
Depreciation and
 amortization................    2,100    2,656    3,137    2,691    2,848      4,846       646    1,159      1,227
Acquisition and
 integration costs(1)........      --       --       --       --     2,479      2,479       --       --         --
Restructuring costs(1).......      --       --       460      --       --         --        --       --         --
Loss from disposal of
 assets(1)...................      --       --     2,150      --       --         --        --       --         --
Income from continuing
 operations..................    2,113    4,428        4    5,843    4,695     10,801       701    2,636      3,101
Interest expense.............   (1,279)  (1,167)  (1,746)  (2,056)  (2,547)    (2,881)     (393)  (1,527)      (636)
Income (loss) from continuing
 operations before taxes,
 extraordinary item and
 accounting change...........      807    3,221   (1,922)   3,680    1,971      7,935       263    1,065      2,427
Provision for income taxes...      487    1,627      358    1,544      890      3,574       113      447      1,019
Income (loss) from continuing
 operations before
 extraordinary item and
 accounting change...........      320    1,594   (2,280)   2,135    1,081      4,361       150      618      1,408
Loss from
 discontinued operations(2)..      (35)    (105)    (407)     --       --         --        --       --         --
Income (loss) before
 extraordinary item and
 accounting change...........      285    1,490   (2,687)   2,135    1,081      4,361       150      618      1,408
Extraordinary loss on early
 extinguishment of debt......   (1,139)     (23)     --       --       (83)       (83)      --       --         --
Cumulative effect of change
 in accounting for income
 taxes.......................      --     1,189      --       --       --         --        --       --         --
Net income (loss)(6).........     (853)   2,655   (2,687)   2,135      998      4,278       150      618      1,408
INCOME (LOSS) PER COMMON
 SHARE(3)(6):
Income (loss) from continuing
 operations before
 extraordinary item and
 accounting change...........  $  0.03  $  0.19  $ (0.28) $  0.26  $  0.12   $   0.28   $  0.02  $  0.06    $  0.09
Loss from
 discontinued operations.....      --     (0.01)   (0.05)     --       --         --        --       --         --
Extraordinary loss on early
 extinguishment of debt......    (0.15)     --       --       --     (0.01)     (0.01)      --       --         --
Cumulative effect of change
 in accounting for income
 taxes.......................      --      0.14      --       --       --         --        --       --         --
                               -------  -------  -------  -------  -------   --------   -------  -------    -------
Net income (loss) per common
 share.......................  $ (0.12) $  0.32  $ (0.33) $  0.26  $  0.11   $   0.27   $  0.02  $  0.06    $  0.09
                               =======  =======  =======  =======  =======   ========   =======  =======    =======
Weighted average common
 shares outstanding..........    7,565    8,344    8,290    8,291    8,663     16,050     8,324    9,978     16,133


                                       DECEMBER 31,                     MARCH 31,
                         ---------------------------------------- -----------------------
                                                                                1997
                          1992    1993    1994    1995     1996     1997   AS ADJUSTED(7)
                         ------- ------- ------- ------- -------- -------- --------------
BALANCE SHEET DATA:
Cash and cash
 equivalents............ $ 1,391 $ 1,404 $ 1,048 $ 1,456 $  6,572 $  6,720    $  3,220
Working capital.........  11,886  15,738  18,412  20,622   25,499   28,825      27,153
Total assets............  48,844  57,427  61,481  61,800  134,941  138,158     144,206
Long-term debt..........  14,970  19,153  24,330  22,925   64,298   68,815      23,727
Shareholders' equity....  28,564  31,681  29,178  31,291   39,734   40,431      90,935

See accompanying notes on following page.

(1) The 1994 results include restructuring costs of $460,000 associated with the closing of unprofitable patient-care centers and a loss from the disposal of assets of $2.2 million resulting from the sale of the Company's southern California patient-care centers. The 1996 results include acquisition and integration costs of $2.5 million incurred in connection with the purchase of JEH effective November 1, 1996. See Notes F and D to the Company's Consolidated Financial Statements, respectively.
(2) Loss from discontinued operations consists of the loss from discontinued operations and the sale of the discontinued operation of the Company's Apothecaries, Inc. subsidiary, the assets of which were sold in 1994. See Note E to the Company's Consolidated Financial Statements.
(3) Income (loss) per common share is calculated using the weighted average common and common equivalent shares outstanding during the period, and has been adjusted for preferred stock dividends.
(4) Adjusted to give effect to: (i) acquisitions which occurred during 1996 and the five months ended May 31, 1997; and (ii) the reduction in interest expense resulting from the assumed use of the estimated net proceeds of this Offering upon the sale by the Company of 5.0 million shares of Common Stock offered hereby, after deducting the underwriting discounts and commissions and estimated offering expenses payable by the Company, as if such transactions had occurred as of the beginning of 1996. See "Use of Proceeds" and "Unaudited Pro Forma Consolidated Financial Statements."
(5) Adjusted to give effect to: (i) acquisitions which occurred during the five months ended May 31, 1997; and (ii) the reduction in interest expense resulting from the assumed use of the estimated net proceeds of this Offering upon the sale by the Company of 5.0 million shares of Common Stock offered hereby, after deducting the underwriting discounts and commissions and estimated offering expenses payable by the Company, as if such transactions had occurred as of the beginning of 1997. See "Use of Proceeds" and "Unaudited Pro Forma Consolidated Financial Statements."
(6) Pro forma as adjusted net income and net income per common share do not include debt discounts and deferred financing fees of $2.0 million ($1.1 million net of tax benefit) for the year ended December 31, 1996 and $2.0 million ($1.1 million net of tax benefit) for the quarter ended March 31, 1997, expensed as a result of the retirement of certain indebtedness from the assumed use of the estimated net proceeds therefrom. See "Use of Proceeds."
(7) Adjusted to give effect to the sale by the Company of 5.0 million shares of Common Stock in this Offering and the application of the estimated net proceeds therefrom. Shareholders' equity reflects debt discounts and deferred financing costs of $2.0 million ($1.1 million net of tax benefit) expensed as a result of the retirement of certain indebtedness from the assumed use of proceeds of this Offering. See "Use of Proceeds."

   SELECTED UNAUDITED PRO FORMA CONSOLIDATED CONDENSED FINANCIAL INFORMATION

  The following unaudited pro forma consolidated condensed statement of operations for the quarter ended March 31, 1997 is based on the historical financial statements of the Company, adjusted to give effect to the acquisition of certain assets and assumption of certain liabilities of Prosthetic Treatment Center, Inc. ("Kingsport"), the retail division of ACOR Orthopaedic, Inc. ("ACOR"), and the financial statements of Fort Walton Orthopedic, Inc. and Mobile Limb & Brace, Inc. ("FWM"). The following unaudited pro forma consolidated condensed balance sheet as of March 31, 1997 is based on the historical financial statements of the Company, adjusted to give effect to the acquisition of certain assets and assumption of certain liabilities of ACOR and FWM. The following unaudited pro forma consolidated condensed statement of operations for the year ended December 31, 1996 is based on the historical financial statements of Hanger, adjusted to give effect to the acquisition of certain assets and assumption of certain liabilities of Kingsport, ACOR, FWM and JEH.

  The unaudited pro forma consolidated condensed statement of operations for the quarter ended March 31, 1997 has been prepared assuming the Kingsport, ACOR and FWM acquisitions occurred as of January 1, 1997. The unaudited pro forma consolidated condensed statement of operations for the year ended December 31, 1996 has been prepared assuming the Kingsport, ACOR, FWM and JEH acquisitions occurred as of January 1, 1996. The unaudited pro forma consolidated condensed balance sheet as of March 31, 1997 has been prepared assuming that the ACOR and FWM acquisitions occurred as of March 31, 1997. The acquisition and related adjustments are described in the notes thereto.

  The unaudited pro forma consolidated condensed financial statements of operations do not purport to represent what the Company's results of operations would actually have been had the transactions in fact occurred on the aforementioned date, or to project the Company's results of operations for any future period.

  The pro forma adjustments are based upon available information and upon certain assumptions that management believes are reasonable. These adjustments are directly attributable to the transactions and are expected to have a continuing impact on the financial position and results of operations of the Company.

  The unaudited pro forma consolidated condensed statements of operations should be read in conjunction with the Company's consolidated financial statements and the financial statements of JEH and ACOR included elsewhere in this Prospectus. See "Capitalization" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." The consolidated condensed pro forma financial information does not give effect to any matters other than those described in the notes thereto.

 UNAUDITED PRO FORMA CONSOLIDATED CONDENSED BALANCE SHEET AS OF MARCH 31, 1997

                           HISTORICAL
                          ------------
                             HANGER
                           ORTHOPEDIC     ACQUIRED    PRO FORMA                          OFFERING     PRO FORMA
                          GROUP, INC.   COMPANIES(1) ADJUSTMENTS        PRO FORMA(8)  ADJUSTMENTS(7) AS ADJUSTED
                          ------------  ------------ -----------        ------------  -------------- ------------
ASSETS
Current Assets:
 Cash and cash
  equivalents............ $  6,720,021   $  572,187  $(4,072,187)(2)(3) $  3,220,021   $        --   $  3,220,021
 Accounts receivable.....   24,528,348    1,397,001          --           25,925,349            --     25,925,349
 Inventory...............   15,650,023    1,044,985          --           16,695,008            --     16,695,008
 Prepaids and other
  assets.................    2,756,664       18,679          --            2,775,343            --      2,775,343
 Deferred income taxes...    3,159,280          --           --            3,159,280            --      3,159,280
                          ------------   ----------  -----------        ------------   ------------  ------------
Total Current Assets.....   52,814,336    3,032,852   (4,072,187)         51,775,001            --     51,775,001
                          ------------   ----------  -----------        ------------   ------------  ------------
 Property, plant and
  equipment, net.........   17,287,656      140,304      (15,350)(2)      17,412,610            --     17,412,610
 Intangible assets, net..   67,081,267          --     7,002,372          74,083,639        (42,000)   74,041,639
 Other assets............      975,083        1,264          --              976,347            --        976,347
                          ------------   ----------  -----------        ------------   ------------  ------------
Total Assets............. $138,158,342   $3,174,420  $ 2,914,835        $144,247,597   $    (42,000) $144,205,597
                          ============   ==========  ===========        ============   ============  ============
LIABILITIES
Current Liabilities:
 Current portion of long-
  term debt.............. $  6,052,939   $   15,501  $ 1,036,461(2)(4)  $  7,104,901   $        --   $  7,104,901
 Accounts payable........    2,834,080      337,453          --            3,171,533            --      3,171,533
 Accrued expenses and
  other..................   15,102,741      137,121      (65,750)(2)      15,174,112       (829,000)   14,345,112
                          ------------   ----------  -----------        ------------   ------------  ------------
Total Current
 Liabilities.............   23,989,760      490,075      970,711          25,450,546       (829,000)   24,621,546
                          ------------   ----------  -----------        ------------   ------------  ------------
 Long-term debt..........   68,815,270       40,580    4,087,889(2)(4)    72,943,739    (49,217,000)   23,726,739
 Deferred income taxes...    2,377,627          --           --            2,377,627            --      2,377,627
 Other liabilities.......    2,544,850          --           --            2,544,850            --      2,544,850
                          ------------   ----------  -----------        ------------   ------------  ------------
Total Liabilities........   97,727,507      530,655    5,058,600         103,316,762    (50,046,000)   53,270,762
                          ------------   ----------  -----------        ------------   ------------  ------------
SHAREHOLDERS' EQUITY
 Common stock............       94,938        5,900       (5,260)(5)(6)       95,578         50,000       145,578
 Additional paid-in
  capital................   41,087,021       19,296      480,064(5)(6)    41,586,381     51,100,000    92,686,381
 Retained earnings
  (Accumulated deficit)..      (95,562)   2,618,569   (2,618,569)(5)         (95,562)    (1,146,000)   (1,241,562)
                          ------------   ----------  -----------        ------------   ------------  ------------
                            41,086,397    2,643,765   (2,143,765)         41,586,397     50,004,000    91,590,397
 Treasury stock..........     (655,562)         --           --             (655,562)           --       (655,562)
                          ------------   ----------  -----------        ------------   ------------  ------------
Total Shareholders'
 Equity..................   40,430,835    2,643,765   (2,143,765)         40,930,835     50,004,000    90,934,835
                          ------------   ----------  -----------        ------------   ------------  ------------
Total Liabilities and
 Shareholders' Equity.... $138,158,342   $3,174,420  $ 2,914,835        $144,247,597   $    (42,000) $144,205,597
                          ============   ==========  ===========        ============   ============  ============

-------
(1) The aggregate purchase price for the acquisitions consummated subsequent to March 31, 1997 amounts to approximately $9.2 million, comprised of $6.1 million in cash, seller notes of $2.6 million and the issuance of 64,000 shares of Common Stock with a value of approximately $500,000. Condensed historical balance sheet information for businesses acquired subsequent to March 31, 1997:

                                     CURRENT     TOTAL      CURRENT     TOTAL
   COMPANY                            ASSETS     ASSETS   LIABILITIES   EQUITY
   -------                          ---------- ---------- ----------- ----------
   ACOR............................ $1,978,769 $2,063,355  $381,705   $1,681,650
   FWM.............................  1,054,083  1,111,065   108,370      962,115
                                    ---------- ----------  --------   ----------
     Total......................... $3,032,852 $3,174,420  $490,075   $2,643,765
                                    ========== ==========  ========   ==========

(2) Adjusts assets and liabilities to fair market value and eliminates certain assets and liabilities not assumed by the Company.

(3) Reflects that the $3.5 million paid in cash at settlement for the ACOR acquisition had been funded from the Acquisition Loans on March 31, 1997 and the cash and debt amounts are included in the historical Company balance sheet as of March 31, 1997.

(4) Reflects long-term debt and notes payable which the Company incurred to purchase ACOR and FWM.

(5) Eliminates ownership interest in the companies acquired.

(6) Represents issuance of 64,000 shares of Company Common Stock at $7.81 per share in conjunction with the FWM acquisition.

(7) Reflects the application of net proceeds from the sale of Common Stock in this Offering and the recognition of the expense of $2.0 million ($1.1 million net of tax benefit) of debt discounts and deferred financing fees as if these transactions occurred as of March 31, 1997. See "Use of Proceeds."

(8) Excludes potential future contingent consideration to be paid to former shareholders of acquired companies based on prescribed formulas. Contingent consideration is to be accounted for as additional purchase price consideration if and when it becomes probable.

  UNAUDITED PRO FORMA CONSOLIDATED CONDENSED STATEMENT OF OPERATIONS FOR THE
                         QUARTER ENDED MARCH 31, 1997

                          HISTORICAL
                          -----------
                            HANGER
                          ORTHOPEDIC     ACQUIRED    PRO FORMA                      OFFERING      PRO FORMA
                          GROUP, INC.  COMPANIES(1) ADJUSTMENTS      PRO FORMA(11) ADJUSTMENTS   AS ADJUSTED
                          -----------  ------------ -----------      ------------- -----------   -----------
Net sales...............  $30,949,614   $2,287,219   $ (97,780)(2)    $33,139,053   $     --     $33,139,053
Cost of sales...........   16,229,929      893,000     (95,009)(2)     17,027,920         --      17,027,920
                          -----------   ----------   ---------        -----------   ---------    -----------
Gross profit............   14,719,685    1,394,219      (2,771)        16,111,133         --      16,111,133
Selling, general
 and administrative.....   10,924,635      858,466         -- (5)      11,783,101         --      11,783,101
Depreciation and
 amortization...........    1,158,817        5,786      61,969(3)(4)    1,226,572         --       1,226,572
                          -----------   ----------   ---------        -----------   ---------    -----------
Income from operations..    2,636,233      529,967     (64,740)         3,101,460         --       3,101,460
Interest expense........   (1,527,269)         --     (236,887)(6)     (1,764,156)  1,128,354(8)    (635,802)
Other expense...........      (43,749)       5,866      (1,042)(6)        (38,925)        --         (38,925)
                          -----------   ----------   ---------        -----------   ---------    -----------
Income from operations
 before taxes...........    1,065,215      535,833    (302,669)         1,298,379   1,128,354      2,426,733
Provision for income
 taxes..................      447,300          --       97,928(7)         545,228     473,909(9)   1,019,137
                          -----------   ----------   ---------        -----------   ---------    -----------
Net income..............  $   617,915   $  535,833   $(400,597)       $   753,151   $ 654,445    $ 1,407,596
                          ===========   ==========   =========        ===========   =========    ===========
Net income per common
 share(10):.............  $      0.06                                 $      0.07                $      0.09
                          -----------                                 -----------                -----------
Shares used to compute
 net income per common
 share:.................    9,977,853                                  10,041,853                 16,133,381
                          -----------                                 -----------                -----------

--------
 (1) The historical statements of operations data for Kingsport, ACOR and FWM (collectively, the "Acquired Companies") for the quarter ended March 31, 1997 represent the results of operations of such companies from January 1, 1997 to the earlier of their respective dates of acquisition or March 31, 1997. Each of the acquisitions has been accounted for as a purchase. Accordingly, the results of operations of each of the Acquired Companies are included in the historical results of operations of the Company from the date of its acquisition.

   Represents results of operations of the Acquired Companies prior to their acquisition dates for the periods presented:

                                                    QUARTER ENDED MARCH 31, 1997
                                                    ----------------------------
    COMPANY                          ACQUIRED AS OF NET SALES  NET INCOME (LOSS)
    -------                          -------------- ---------- -----------------
    Kingsport....................... March 5, 1997  $   56,920     $(11,361)
    ACOR............................ April 1, 1997   1,290,580      194,290
    FWM............................. May 12, 1997      939,719      352,904
                                                    ----------     --------
      Total.........................                $2,287,219     $535,833
                                                    ==========     ========

 (2) The adjustments to reduce sales ($97,780) and cost of sales ($95,009) reflect the elimination of profit on intercompany sales during the period presented.

 (3) Reflects increases in historical amounts of the Acquired Companies for amortization expense resulting from the revaluation in purchase accounting of intangible assets, as follows:

                                                                  QUARTER ENDED
    COMPANY                                                       MARCH 31, 1997
    -------                                                       --------------
    Kingsport....................................................     $1,667
    ACOR.........................................................      2,500
    FWM..........................................................      1,908
                                                                      ------
      Total......................................................     $6,075
                                                                      ======

 (4) Reflects additional amortization over a 40-year period, as if such Acquired Companies were acquired as of the beginning of the period presented, as follows:

                                                                  QUARTER ENDED
    COMPANY                                                       MARCH 31, 1997
    -------                                                       --------------
    JEH*.........................................................    $11,146
    Kingsport....................................................      1,535
    ACOR.........................................................     24,913
    FWM..........................................................     18,300
                                                                     -------
      Total......................................................    $55,894
                                                                     =======

   --------
   * Reflects the full-period effect of amortization incurred as a result of the final working capital adjustment paid to the former shareholders of JEH.

 (5) Excludes reductions to historical amounts approximating $35,000 for employee and practitioner salaries of the Acquired Companies as a result of termination of employment of certain employees and the elimination of employer retirement plan contributions and certain other items.

 (6) The additional interest expense of $236,887 and the reduction in other income of $1,042 reflect what would have been incurred if the consideration (in the form of cash and promissory notes) for the Acquired Companies had been paid at January 1, 1997. The interest rates used to calculate pro forma interest (between 8% and 9%) on the assumed additional debt required to fund the cash payments reflect the Company's approximate borrowing rate.

                                                   QUARTER ENDED MARCH 31, 1997
                                                   -----------------------------
    COMPANY                                        INTEREST EXPENSE OTHER INCOME
    -------                                        ---------------- ------------
    JEH*..........................................     $ 41,264       $   --
    Kingsport.....................................        3,244        (1,042)
    ACOR..........................................      117,563           --
    FWM...........................................       74,816           --
                                                       --------       -------
      Total.......................................     $236,887       $(1,042)
                                                       ========       =======

   --------
   * Reflects the full-period effect of interest incurred as a result of the final working capital adjustment paid to the former shareholders of JEH.

 (7) Reflects income taxes as if each of the Company, JEH and the Acquired Companies were a C Corporation for the period presented.

 (8) Represents the assumed application of estimated net proceeds to be received in this Offering as of the beginning of the period presented. Pro forma interest expense, net income and net income per common share do not include $2.0 million ($1.1 million net of tax benefit) in debt discounts and deferred financing fees expensed as a result of the retirement of certain indebtedness from such net proceeds. The following reflects the debt to be repaid by the Company from the net proceeds in this Offering and the debt to be outstanding as of March 31, 1997 on a pro forma as adjusted basis.

                                                                     REMAINING
    DESCRIPTION                                           REPAID    INDEBTEDNESS
    -----------                                         ----------- ------------
    Senior Subordinated Notes.......................... $ 8,000,000 $       --
    Acquisition Line of Credit and Revolver............   8,565,000         --
    A Term Loan Commitment.............................  17,595,877  11,404,123
    B Term Loan Commitment.............................  16,989,123  11,010,877
    Subordinated seller notes and other................         --    8,416,640
                                                        ----------- -----------
                                                        $51,150,000 $30,831,640
                                                        =========== ===========

 (9) Represents the adjustments to income taxes which would have been provided on a pro forma as adjusted income before income taxes basis using an effective tax rate of 42%.

(10) Historical and pro forma net income per common share, which have been adjusted for preferred stock dividends, are computed by dividing net income by the number of weighted average common and common equivalent shares outstanding for the period. The shares used in the computation of net income per common share on a pro forma as adjusted basis also include Common Stock issued in connection with acquisitions and Common Stock being sold pursuant to this Offering.

(11) The unaudited pro forma amounts exclude potential future contingent consideration to be paid to former shareholders of acquired companies based on prescribed formulas. Contingent consideration is to be accounted for as additional purchase price consideration if and when it becomes probable.

UNAUDITED PRO FORMA CONSOLIDATED CONDENSED STATEMENT OF OPERATIONSFOR THE YEAR
                            ENDED DECEMBER 31, 1996

                          HISTORICAL
                          -----------
                            HANGER
                          ORTHOPEDIC     ACQUIRED     PRO FORMA                            OFFERING        PRO FORMA
                          GROUP, INC.  COMPANIES(1)  ADJUSTMENTS           PRO FORMA(13)  ADJUSTMENTS     AS ADJUSTED
                          -----------  ------------  -----------           -------------  -----------     ------------
Net sales...............  $66,805,944  $64,878,148   $  (127,555)(2)       $131,556,537   $      --       $131,556,537
Cost of sales...........   32,233,373   35,113,611       (54,519)(2)(3)(4)   67,292,465          --         67,292,465
                          -----------  -----------   -----------           ------------   ----------      ------------
Gross profit............   34,572,571   29,764,537       (73,036)            64,264,072          --         64,264,072
Selling, general
 and administrative.....   27,029,315   22,083,280      (496,311)(3)(6)(7)   48,616,284          --         48,616,284
Depreciation
 and amortization.......    2,848,465    1,626,639       371,266(4)(5)(6)     4,846,370          --          4,846,370
                          -----------  -----------   -----------           ------------   ----------      ------------
Income from operations..    4,694,791    6,054,618        52,009             10,801,418          --         10,801,418
Interest expense........   (2,546,561)    (394,650)   (4,391,721)(8)         (7,332,932)   4,451,964(10)    (2,880,968)
Other income
 (expense), net.........     (177,216)     707,134      (515,751)(3)(8)          14,167          --             14,167
                          -----------  -----------   -----------           ------------   ----------      ------------
Income from operations
 before taxes and
 extraordinary item.....    1,971,014    6,367,102    (4,855,463)             3,482,653    4,451,964         7,934,617
Provision for income
 taxes..................      889,886       76,966       603,272(9)           1,570,124    2,003,384(11)     3,573,508
Extraordinary loss on
 early extinguishment of
 debt, net of tax.......       83,234          --            --                  83,234          --             83,234
                          -----------  -----------   -----------           ------------   ----------      ------------
Net income (loss).......  $   997,894  $ 6,290,136   $(5,458,735)          $  1,829,295   $2,448,580      $  4,277,875
                          ===========  ===========   ===========           ============   ==========      ============
Net income per common
 share(12):.............  $      0.11                                      $       0.18                   $       0.27
                          -----------                                      ------------                   ------------
Shares used to compute
 net income per common
 share:.................    8,663,161                                        10,043,604                     16,049,665
                          -----------                                      ------------                   ------------

--------
 (1) The historical statements of operations data for JEH and the Acquired Companies for the year ended December 31, 1996 represent the results of operations of such companies from January 1, 1996 to the earlier of their respective dates of acquisition or December 31, 1996. Each of the acquisitions has been accounted for as a purchase. Accordingly, the results of operations of each of the above companies are included in the historical results of operations of the Company from the date of its acquisition.

   Represents results of operations of JEH and each of the Acquired Companies prior to their acquisition dates for the periods presented:

                                                   YEAR ENDED DECEMBER 31, 1996
                                                   -----------------------------
    COMPANY                        ACQUIRED AS OF   NET SALES  NET INCOME (LOSS)
    -------                       ---------------- ----------- -----------------
    JEH.......................... November 1, 1996 $56,140,445    $4,518,040
    Kingsport.................... March 5, 1997        382,009      (126,995)
    ACOR......................... April 1, 1997      5,231,514     1,271,402
    FWM.......................... May 12, 1997       3,124,180       627,689
                                                   -----------    ----------
      Total......................                  $64,878,148    $6,290,136
                                                   ===========    ==========

 (2) The adjustments to reduce sales ($127,555) and cost of sales ($123,940) reflect the elimination of profit on intercompany sales during the period presented.

 (3) The adjustments to reduce cost of sales ($47,279), selling, general and administrative expenses ($56,398) and other income ($439,151) reflect the elimination of historical income and expenses generated from JEH assets not acquired.

 (4) Reflects increases and reductions in historical amounts of JEH and the Acquired Companies for depreciation and amortization expenses resulting from the revaluation in purchase accounting of fixed assets and intangible assets, as follows:

                                       YEAR ENDED DECEMBER 31, 1996
                             --------------------------------------------------
    COMPANY                  COST OF SALES DEPRECIATION AMORTIZATION    TOTAL
    -------                  ------------- ------------ ------------  ---------
    JEH.....................   $116,700      $116,700   $(1,213,744)  $(980,344)
    Kingsport...............        --            --         10,000      10,000
    ACOR....................        --            --         10,000      10,000
    FWM.....................        --            --          7,630       7,630
                               --------      --------   -----------   ---------
      Total.................   $116,700      $116,700   $(1,186,114)  $(952,714)
                               ========      ========   ===========   =========

 (5) Reflects additional amortization over a 40-year period, as if JEH and the Acquired Companies were acquired as of the beginning of the period presented, as follows:

                                                                  YEAR ENDED
    COMPANY                                                    DECEMBER 31, 1996
    -------                                                    -----------------
    JEH.......................................................     $809,154
    Kingsport.................................................        9,048
    ACOR......................................................       98,338
    FWM.......................................................       78,260
                                                                   --------
      Total...................................................     $994,800
                                                                   ========

 (6) Reflects adjustments to depreciation and amortization for $445,880 of additional amortized debt issue costs and selling, general and administrative expenses for $85,000 of loan administative expenses as if the $90.0 million credit facility had been in place on January 1, 1996.

 (7) Includes a net reduction to historical amounts of $496,000 for employee and practitioner salaries of JEH and the Acquired Companies to reflect the difference between such historical amounts and amounts specified in employment contracts for comparable employment positions with the Company. Excludes reductions to historical amounts approximating $1.3 million as a result of termination of employment of certain employees and the elimination of employer retirement plan contributions and certain other items.

 (8) The additional interest expense of $4.4 million and the reduction in other income of $76,600 reflect what would have been incurred if the consideration (in the form of cash and promissory notes) for JEH and the Acquired Companies had been paid at January 1, 1997. The interest rates used to calculate pro forma interest (between 8% and 9%) on the assumed additional debt required to fund the cash payments reflect the Company's approximate borrowing rate.

                                                   YEAR ENDED DECEMBER 31, 1996
                                                   -----------------------------
    COMPANY                                        INTEREST EXPENSE OTHER INCOME
    -------                                        ---------------- ------------
    JEH...........................................    $3,639,611      $(70,350)
    Kingsport.....................................        16,691        (6,250)
    ACOR..........................................       440,265           --
    FWM...........................................       295,154           --
                                                      ----------      --------
      Total.......................................    $4,391,721      $(76,600)
                                                      ==========      ========

 (9) Reflects income taxes as if each of the Company, JEH and the Acquired Companies were a C Corporation for the period presented.

(10) Represents the assumed application of estimated net proceeds to be received in this Offering as of the beginning of the period presented. Pro forma interest expense, net income and net income per common share do not include $2.0 million ($1.1 million net of tax benefit) in debt discounts and deferred financing fees expensed as a result of the retirement of certain indebtedness from such net proceeds. The following reflects the debt to be repaid by the Company from the net proceeds in this Offering and the debt to be outstanding as of December 31, 1996 on a pro forma as adjusted basis:

                                                                     REMAINING
    DESCRIPTION                                           REPAID    INDEBTEDNESS
    -----------                                         ----------- ------------
    Senior Subordinated Notes.......................... $ 8,000,000 $       --
    Acquisition Line of Credit.........................   7,885,253         --
    A Term Loan Commitment.............................  17,941,713  11,058,287
    B Term Loan Commitment.............................  17,323,034  10,676,966
    Subordinated seller notes and other................         --    9,061,834
                                                        ----------- -----------
                                                        $51,150,000 $30,797,087
                                                        =========== ===========

(11) Represents the adjustments to income taxes which would have been provided on a pro forma as adjusted income before income taxes basis using an effective tax rate of 45%.

(12) Historical and pro forma net income per common share, which have been adjusted for preferred stock dividends, are computed by dividing net income by the number of weighted average common and common equivalent shares outstanding for the period. The shares used in the computation of net income per share on a pro forma as adjusted basis also include Common Stock issued in connection with acquisitions and Common Stock being sold pursuant to this Offering.

(13) Excludes potential future contingent consideration to be paid to former shareholders of acquired companies based on prescribed formulas. Contingent consideration is to be accounted for as additional purchase price consideration if and when it becomes probable.

   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION ANDRESULTS OF
                                  OPERATIONS

  The following discussion is qualified in its entirety by the more detailed information and the Consolidated Financial Statements and Notes thereto appearing elsewhere in this Prospectus.

OVERVIEW

  The significant growth in the Company's O&P professional practice management net sales has resulted from an aggressive program of acquiring and developing O&P patient-care centers. Similarly, growth in the Company's O&P distribution and manufacturing net sales is attributable primarily to acquisitions. Since 1986, when the Company acquired its first O&P practice, the Company has acquired over 40 businesses and presently operates 190 patient-care centers, six distribution facilities, three of which contain central fabrication operations, and two manufacturing facilities. Since 1995, the Company has significantly expanded OPNET, its national O&P preferred provider network, in order to facilitate contracting with managed care organizations on a national level.

COMPANY EXPANSION

  During late-1994 and 1995, the Company closed or sold nine unprofitable patient-care centers and temporarily discontinued its acquisition program. Following a change in executive management in mid-1995 and a refinancing in 1996, the Company's acquisition program was resumed. The significant increase in the number of patient-care centers and certified practitioners in 1996 is attributable primarily to the Company's acquisition of JEH. The following table sets forth the number of patient-care centers, certified practitioners and states (including the District of Columbia) in which the Company operated at the end of each of the past five years and at March 31, 1996 and 1997:

                                                   DECEMBER 31,       MARCH 31,
                                             ------------------------ ---------
                                             1992 1993 1994 1995 1996 1996 1997
                                             ---- ---- ---- ---- ---- ---- ----
Number of patient-care centers..............  62   72   85   84  178   81  178
Number of certified practitioners...........  84  104  125  119  199   90  197
Number of states (including D.C.)...........  18   22   25   24   29   26   29

NON-RECURRING CHARGES

  As more fully discussed below under "Results of Operations," the Company's results of operations have been adversely affected by certain non-recurring charges, the most significant of which were associated with: (i) the sale or closure of unprofitable patient-care centers and related restructuring charges recorded in 1994; and (ii) non-recurring acquisition and integration costs incurred in 1996 in connection with the acquisition of JEH.

                                                 YEARS ENDED DECEMBER 31,
                                            ----------------------------------
                                             1992   1993   1994   1995   1996
                                            ------ ------ ------ ------ ------
                                                      (IN THOUSANDS)
Income from continuing operations (as
 reported)................................. $2,113 $4,428 $    4 $5,843 $4,695
Nature of non-recurring charges:
  Loss from disposal of assets.............    --     --   2,150    --     --
  Restructuring costs......................    --     --     460    --     --
  Acquisition and integration costs........    --     --     --     --   2,479
                                            ------ ------ ------ ------ ------
Income from continuing operations
 (excluding
 non-recurring charges).................... $2,113 $4,428 $2,614 $5,843 $7,174

RECENT ACQUISITIONS

  On November 1, 1996, the Company acquired JEH in a transaction that was accounted for as a purchase. The acquisition, which increased the Company's patient-care centers from 84 in 24 states and the District of Columbia to 178 in 28 states and the District of Columbia and significantly expanded its distribution capabilities, impacted the last two months of the Company's reported 1996 results of operations. JEH's net sales for the ten months ended October 31, 1996 were $57.2 million. The total purchase price for JEH consisted of approximately $45.8 million in cash plus 1.0 million shares of the Company's Common Stock. The Company believes that as a result of the Company's recognition, in late- 1996, of certain non-recurring costs incurred in connection with the JEH acquisition and integration of the companies' operations, as well as certain post-acquisition cost savings expected to be realized, the Company's 1997 profitability will be enhanced. This forward-looking statement should be read in conjunction with the risk factor captioned "Risks Associated with Acquisition Strategy" under "Risk Factors." Since January 1, 1997, the Company has also acquired the assets of four additional O&P practices, representing an aggregate of nine patient-care centers and 18 practitioners. The four companies acquired by the Company had net sales of $8.8 million in the year ended December 31, 1996 and were acquired for aggregate consideration of $9.7 million.

SAME-CENTER SALES GROWTH

  In addition to acquisitions of new patient-care centers, the growth in the Company's net sales from O&P patient-care services is attributable to a lesser degree to increases in net sales from existing patient-care centers. In 1994, the Company's decline in same-center net sales growth was primarily as a result of poor operating performance at several centers that the Company subsequently sold or closed, the loss of several practitioners and severe weather conditions in the first quarter. The following table sets forth, for the periods indicated, the percentage increase (decreases) in net sales contributed by those patient-care centers that were open during the entire period as well as the prior year's entire comparable period:

                                                                    QUARTERS ENDED
                                     YEARS ENDED DECEMBER 31,          MARCH 31,
                                     -----------------------------  ----------------
                                     1992  1993  1994   1995  1996   1996     1997
                                     ----  ----  -----  ----  ----  -------  -------
Percentage increase (decrease) in
 same-center sales.................. 7.3%  4.4%  (3.7)% 5.2%  5.8%     8.8%     10.6%

CENTER-LEVEL RESULTS BY YEAR

  The Company generally experiences rapid growth in net sales in the first full calendar year following an acquisition or a new patient-care center opening, with rates of growth moderating in the following years. In addition to net sales growth, the Company tracks profitability as measured by center-level EBITDA contribution before corporate overhead allocations. The following table represents the aggregate average net sales growth and EBITDA contribution margin of the Company's patient-care centers that have been acquired or opened since 1990:

                                           YEAR 1(1) YEAR 2 YEAR 3 YEAR 4 YEAR 5
                                           --------- ------ ------ ------ ------
Average net sales growth..................   12.1%     3.7%   3.7%   6.7%   4.4%
EBITDA contribution margin(2).............   20.6%    21.8%  26.2%  22.0%  27.6%

--------
(1) Year one represents the first full year of operation by the Company following the center's acquisition or opening.
(2) EBITDA contribution margin defined as income (loss) before interest expense, taxes, depreciation and amortization, discontinued operations, non-recurring charges, extraordinary item and accounting change as a percentage of center-level net sales.

  EBITDA margins for year 4 were negatively affected due to the underperformance in the years ended December 31, 1994 and 1995 of centers acquired in 1990 and 1991, respectively. This underperformance is primarily attributable to the loss of certain O&P practitioners and the underperformance by certain of the Company's patient-care centers. As previously discussed, the Company closed or sold nine unprofitable patient-care centers and replaced previously vacant practitioner positions beginning in late-1994 through 1995.

SOURCES OF REVENUE

  Although the Company's net sales continue to be most significantly derived from O&P practice management activities, including patient-care services, the percentage of the Company's total net sales attributable to O&P distribution activities has increased. The following table sets forth the percentage contribution to net sales in each of the periods indicated by the principal sources of the Company's net sales. The increase in the percentage of net sales contributed by distribution activities in the first quarter of 1997 is attributable to the Company's acquisition of JEH in late 1996. Manufacturing as a percentage of net sales declined to 6.3% for the quarter ended March 31, 1997 versus 15.7% for the same period of 1996. However, there was a slight increase in the actual dollar amount of net sales attributable to manufacturing.

                                                               QUARTERS ENDED
                                 YEARS ENDED DECEMBER 31,         MARCH 31,
                                 ----------------------------  ----------------
                                 1992  1993  1994  1995  1996   1996     1997
                                 ----  ----  ----  ----  ----  -------  -------
Sources of revenue:
 Practice management
  and patient-care services..... 82.5% 76.8% 78.0% 78.5% 78.2%    78.5%    74.6%
 Manufacturing.................. 10.9  18.3  17.6  16.3  12.0     15.7      6.3
 Distribution...................  6.6   4.9   4.4   5.2   9.8      5.8     19.1
                                 ----  ----  ----  ----  ----  -------  -------
                                  100%  100%  100%  100%  100%     100%     100%

PAYOR MIX

  The Company receives payments for O&P services rendered to patients from private insurers, HMOs, PPOs, the patients directly and governmental payors, including Medicare, Medicaid and the VA. The sources and amounts of the Company's revenues derived from its patient-care centers are determined by a number of factors, including the number and nature of O&P services rendered and the rates of reimbursement among payor categories. Generally, private insurance and other third-party reimbursement levels are greater than managed care (HMO/PPO), Medicare, Medicaid and VA reimbursement levels. Changes in the Company's payor mix can affect its profitability. The following table sets forth the percentage contribution to net sales in each of the following periods by the principal categories of payors:

                                                YEARS ENDED    QUARTERS ENDED
                                               DECEMBER 31,       MARCH 31,
                                               --------------  ----------------
                                                1995    1996    1996     1997
                                               ------  ------  -------  -------
Payor Mix(1):
Private pay and other.........................   43.4%   43.2%    50.0%    43.0%
Medicare/Medicaid/VA..........................   56.6    56.8     50.0     57.0
                                               ------  ------  -------  -------
                                                  100%    100%     100%     100%

--------

(1) Payor mix data for the years ended December 31, 1995 and 1996 and for the quarters ended March 31, 1996 and 1997 is based on a sampling of approximately 40%, 75%, 30% and 75% of patient-care centers, respectively.

SELLING, GENERAL AND ADMINISTRATIVE MARGIN TRENDS

  The Company seeks to achieve operating leverage of its corporate infrastructure. In recent years, the rate of growth of the Company's corporate overhead has been lower than the rate of growth of its consolidated net sales.

                                                             QUARTERS ENDED
                               YEARS ENDED DECEMBER 31,         MARCH 31,
                               ----------------------------  ----------------
                               1992  1993  1994  1995  1996   1996     1997
                               ----  ----  ----  ----  ----  -------  -------
Selling, general and
 administrative margin........ 40.3% 39.0% 42.4% 36.9% 36.7%    40.9%    35.3%

EBITDA AND OPERATING MARGIN TRENDS

  The Company's EBITDA and operating margins have fluctuated over the past five years. From 1992 to 1993, margins increased as a result of the successful integration of acquired operations. In 1994, margins decreased due to the loss of several practitioners, poor operating performance at several centers and severe weather in the first quarter of the year. In 1995, margins increased to 1993 levels due to the sale and/or closing of the unprofitable practices. In 1996, margins declined slightly when compared to 1995 as a result of the JEH acquisition. JEH has a larger mix of distribution revenue than the Company, and distribution operations have lower gross profit margins than patient-care services. Also causing the decline in margins in 1996 was a decision by the management of the Company not to eliminate any duplicate expenses during the two months ended December 31, 1996 following the JEH acquisition. Exclusive of the JEH acquisition, EBITDA margins increased in 1996 as compared to 1995. In the first quarter of 1997, margins were lower than full-year 1996 margins due to seasonal trends in the O&P industry. See "Seasonality." The following table tracks the trends in the Company's EBITDA and operating margins:

                                                               QUARTERS ENDED
                                 YEARS ENDED DECEMBER 31,         MARCH 31,
                                 ----------------------------  ----------------
                                 1992  1993  1994  1995  1996   1996     1997
                                 ----  ----  ----  ----  ----  -------  -------
EBITDA margin................... 12.9% 16.1% 11.1% 16.1% 14.7%    10.6%    12.1%
Operating margin................  6.5% 10.1%  5.2% 11.1% 10.7%     5.7%     8.5%

SEASONALITY

  The Company's results of operations are affected by seasonal considerations. The adverse weather conditions often experienced in certain geographical areas of the United States during the first quarter of each year, together with a greater degree of patients' sole responsibility for their insurance deductible payment obligations during the beginning of each calendar year, have contributed to lower Company net sales during that quarter.

RESULTS OF OPERATIONS

  The following table sets forth for the periods indicated certain items of the Company's statements of operations as a percentage of the Company's net sales:

                                           YEARS ENDED       QUARTERS ENDED
                                          DECEMBER 31,          MARCH 31,
                                        -------------------  ----------------
                                        1994   1995   1996    1996     1997
                                        -----  -----  -----  -------  -------
Net sales.............................. 100.0% 100.0% 100.0%   100.0%   100.0%
Cost of products and services sold.....  46.1   46.8   48.2     48.1     52.4
Gross profit...........................  53.9   53.2   51.8     51.9     47.6
Selling, general and administrative....  42.4   36.9   36.7     40.9     35.3
Depreciation and amortization..........   4.8    3.8    3.0      3.9      2.4
Acquisition and integration costs......   --     --     3.7      --       --
Amortization of excess cost over net
 assets acquired.......................   1.4    1.3    1.2      1.4      1.3
Restructuring costs....................   0.9    --     --       --       --
Loss from disposal of assets...........   4.3    --     --       --       --
Income from operations.................   --    11.1    7.0      5.7      8.5
Interest expense.......................   3.5    3.9    3.8      3.2      4.9
Income (loss) from continuing
 operations............................  (3.8)   7.0    3.0      2.1      3.4
Income taxes...........................   0.7    2.9    1.3      0.9      1.4
Loss from discontinued operations......  (0.8)   --     --       --       --
Net income (loss)......................  (5.3)   4.1    1.5      1.2      2.0

 QUARTERS ENDED MARCH 31, 1997 AND 1996

  Net Sales. Net sales for the quarter ended March 31, 1997 were approximately $30.9 million, an increase of approximately $18.7 million, or 153.1%, over net sales of approximately $12.2 million for the quarter ended March 31, 1996. The majority of increase was attributable to Hanger's acquisition of JEH. In addition, contributing to the increase in net sales was an 10.6% increase in sales by those Hanger patient-care centers operating during the entire period of both quarters. The Company believes that its net sales during the balance of 1997 will continue to exceed 1996 net sales.

  Gross Profit. Gross profit during the quarter ended March 31, 1997 was approximately $14.7 million, an increase of approximately $8.4 million, or 132.0%, over gross profit of approximately $6.3 million for the quarter ended March 31, 1996. Gross profit as a percentage of net sales decreased from 51.9% in the first quarter of 1996 to 47.6% in the first quarter of 1997. The 4.3% decrease in gross profit as a percentage of net sales is attributable primarily to the acquisition of JEH, which operated a large distribution division that has lower gross profit margins than patient-care services. The Company expects that its gross profit as a percentage of net sales for the balance of 1997 will decline below the prior year's level as a result of the operation of this division for an entire year. Gross profit as a percentage of net sales for patient-care services was 52.4% in each of the quarters ended March 31, 1996 and 1997. Gross profit as a percentage of net sales for manufacturing and distribution was 35.8% in the quarter ended March 31, 1996 and 23.1% in the quarter ended March 31, 1997.

  Selling, General and Administrative Expenses. Selling, general and administrative expenses in the quarter ended March 31, 1997 increased by approximately $5.9 million, or 118.6%, compared to the quarter ended March 31, 1996. The increase in selling, general and administrative expenses was primarily a result of the acquisition of JEH. Selling, general and administrative expenses as a percentage of net sales decreased to 35.3% from 40.9% for the same period in 1996. The decrease in selling, general and administrative expenses as a percentage of net sales occurred primarily as a result of cost cutting measures completed during the first quarter of 1997.

  Income from Operations. Principally as a result of the above, income from operations in the quarter ended March 31, 1997 was approximately $2.6 million, an increase of $1.9 million, or 275.8%, over the prior year's comparable quarter. Income from operations as a percentage of net sales increased to 8.5% in the first quarter of 1997 from 5.7% for the prior year's comparable period.

  Interest Expense. Interest expense in the first quarter of 1997 was approximately $1.5 million, an increase of approximately $1.1 million, or 288.4%, over approximately $393,000 incurred in the first quarter of 1996. Interest expense as a percentage of net sales increased to 4.9% from 3.2% for the same period a year ago. The increase in interest expense was attributable primarily to the $44.0 million increase in bank debt resulting from the acquisition of JEH.

  Income Taxes. The Company's effective tax rate was 42.0% in the first quarter of 1997 versus 42.9% in 1996. The provision for income taxes in the first quarter of 1997 was approximately $447,000 compared to approximately $113,000 in the first quarter of 1996.

  Net Income. As a result of the above, the Company recorded net income of $618,000, or $.06 per common share on approximately 10.0 million weighted average common shares outstanding for the quarter ended March 31, 1997, compared to net income of approximately $150,000, or $.02 per common share on approximately 8.3 million weighted average common shares outstanding in the quarter ended March 31, 1996.

 YEARS ENDED DECEMBER 31, 1996 AND 1995

  Net Sales. Net sales for the year ended December 31, 1996 were approximately $66.8 million, an increase of approximately $14.3 million, or 27.3%, over net sales of approximately $52.5 million for the year ended December 31, 1995. The increase was primarily a result of: (i) an increase of $12.1 million attributable to the acquisition of JEH; and (ii) an increase of $2.2 million, or 5.6%, in net sales attributable to patient-care centers and facilities that were in operation during both periods. Of the $2.2 million increase in net sales, $1.8 million was attributable to patient-care centers and $293,000 was attributable to manufacturing and distribution activities.

  Gross Profit. Gross profit in 1996 increased approximately $6.7 million, or 23.9%, over the prior year. Gross profit as a percentage of net sales decreased from 53.2% in 1995 to 51.8% in 1996. The 1.4% decrease in gross profit as a percentage of net sales is primarily attributable to the acquisition of JEH, which operated a large distribution division that had lower gross profit margins than patient-care services. The cost of products and services sold for the year ended December 31, 1996, was $32.2 million compared to $24.6 million in 1995. Gross profit as a percentage of net sales for patient-care services was 53.0% and 55.1% in the years ended December 31, 1995 and 1996, respectively. Gross profit as a percentage of net sales for manufacturing and distribution was 47.0% and 44.9% for those years, respectively.

  Selling, General and Administrative Expenses. Selling, general and administrative expenses in 1996 increased approximately $5.2 million, or 26.8%, compared to 1995. The increase in selling, general and administrative expenses was primarily a result of the acquisition of JEH. Selling, general and administrative expenses as a percentage of net sales remained approximately the same at 37%.

  Acquisition and Integration Costs. Non-recurring acquisition and integration costs totalling $2.5 million in 1996 consisted of: (i) $1.3 million of bonuses and legal and consulting expenses incurred to acquire JEH; and (ii) $1.2 million of costs to integrate the operations of JEH with the Company, including costs of severance and the conversion of its health insurance plan and computer systems.

  Income from Operations. Principally as a result of the above, income from operations in 1996 totalled approximately $4.7 million, a decrease of $1.1 million from the prior year. Income from operations as a percentage of net sales in 1996 decreased to 7.0% from 11.1% in 1995.

  Interest Expense. Interest expense for the year ended December 31, 1996 was approximately $2.5 million, which is an increase of $490,000, or 23.9%, over the $2.1 million of interest expense incurred during the year ended December 31, 1995. The increase in interest expense was primarily attributable to the increase in bank debt resulting from the acquisition of JEH. Interest expense as a percentage of net sales was 3.8% for the year ended December 31, 1996, compared to 3.9% for 1995.

  Income Taxes. The Company's effective tax rate was 45.5% in 1996 versus 41.9% in 1995. The increase in 1996 reflects both the recognition of a state deferred tax benefit in 1995, which did not occur in 1996, and the disproportionate impact of permanent differences in relation to taxable income.

  Net Income. As a result of the above, the Company reported income from operations before extraordinary item and accounting change of $1.1 million for the year ended December 31, 1996, compared to $2.1 million for the prior year. A pre-tax extraordinary loss of $139,000 ($83,000, net of tax) on early extinguishment of debt was recognized in 1996 in connection with the Company's refinancing of bank indebtedness.

  As a result of the above, the Company reported net income of $998,000, or $.11 per common share, for the year ended December 31, 1996, as compared to net income of $2.1 million, or $.26 per common share, for the year ended December 31, 1995.

 YEARS ENDED DECEMBER 31, 1995 AND 1994

  Net Sales. Net sales for the year ended December 31, 1995 were approximately $52.5 million, an increase of approximately $2.2 million, or 4.3%, over net sales of approximately $50.3 million for the year ended December 31, 1994. The increase was primarily a result of an increase of $2.1 million, or 4.8%, in net sales attributable to patient-care centers and facilities that were in operation during both periods. Of such $2.1 million increase in net sales, $1.7 million was attributable to patient-care centers and $355,000 was attributable to the Company's manufacturing and distribution activities. The balance of the increase in net sales was attributable to O&P patient-care centers and facilities acquired by the Company in late 1994 and 1995. The increase of $2.2 million in net sales occurred notwithstanding the sale or closure of nine patient-care centers during late 1994 and the first quarter of 1995 in connection with the restructuring undertaken by the Company in late 1994. These nine centers accounted for net sales of $1.8 million during the year ended December 31, 1994, compared with net sales of only $74,000 during the year ended December 31, 1995.

  Gross Profit. Gross profit increased by approximately $805,000, or 3.0%, over the prior year. Gross profit as a percentage of net sales decreased from 53.9% in 1994 to 53.2% in 1995. The cost of products and services sold for the year ended December 31, 1995 was $24.6 million compared to $23.2 million for the year ended December 31, 1994. Gross profit as a percentage of net sales for patient-care services remained the same during 1994 and 1995 at 53%. Gross profit as a percentage of net sales for manufacturing and distribution declined from 37% in 1994 to 36% in 1995. This decline resulted principally from pricing pressures in the distribution and manufacturing divisions.

  Selling, General and Administrative Expenses. Selling, general and administrative expenses in 1995 decreased by approximately $2.0 million, or 9.3%, compared to 1994. In addition to decreasing in dollar amount, selling, general and administrative expenses as a percentage of net sales decreased to 36.9% for the year ended December 31, 1995 from 42.4% of net sales for the year ended December 31, 1994. The decrease in selling, general and administrative expenses was primarily a result of the sale and closure of nine patient-care centers during late 1994 and the first quarter of 1995 in connection with the restructuring undertaken by the Company in 1994 and completed in March 1995. These nine centers accounted for selling, general and administrative expenses of $1.0 million during the year ended December 31, 1994 compared with only $67,000 during the year ended December 31, 1995. The remaining reduction in selling, general and administrative expenses was primarily a result of additional cost cutting at the patient-care center level.

  Income from Operations. Principally as a result of the above, income from operations in 1995 totalled approximately $5.8 million, an increase of $5.8 million over the prior year. Income from operations as a percentage of net sales increased to 11.1% in 1995 from less than 1% in 1994.

  Interest Expense. Interest expense for the year ended December 31, 1995 was approximately $2.1 million, which is an increase of $310,000, or 17.8%, over the $1.7 million of interest expense incurred during the year ended December 31, 1994. The increase in interest expense was primarily because average borrowings in 1995 were $1.8 million higher than the average borrowing during 1994, and borrowing rates from the Company's lender were 1% higher in 1995 than 1994.

  Income Taxes. The provision for income taxes in 1995 was approximately $1.5 million, as compared to $358,000 in 1994. The increase of $1.2 million was primarily a result of a $5.8 million increase in income from operations and a reduction in the non-tax deductible amortization of excess cost over net assets acquired, offset by the reversal of the valuation allowance relating to state net operating loss carryforwards.

  Net Income. As a result of the above, the Company reported net income of $2.1 million, or $.26 per common share, for the year ended December 31, 1995, as compared to a net loss of $2.7 million, or $.33 per common share, for the year ended December 31, 1994.

 PRO FORMA RESULTS--YEAR ENDED DECEMBER 31, 1996 AND QUARTER ENDED MARCH
31, 1997

  The Unaudited Pro Forma Consolidated Condensed Statements of Operations for the year ended December 31, 1996 and the quarter ended March 31, 1997 are based on the historical consolidated statements of operations of the Company, adjusted to give effect to the acquisitions of JEH and the Acquired Companies. The Unaudited Pro Forma Consolidated Condensed Statements of Operations have been prepared assuming such acquisitions occurred as of January 1, 1996 and 1997. The Unaudited Pro Forma Consolidated Condensed Statements of Operations also give effect to the reduction in interest expense resulting from the assumed application of the estimated net proceeds to be received by the Company in this Offering to retire certain outstanding debt as if such retirement occurred on January 1, 1996 and 1997. See "Use of Proceeds."

  The Unaudited Pro Forma Consolidated Condensed Financial Statements of Operations do not purport to represent what the Company's results of operations would have been had the acquisitions of JEH and the Acquired Companies occurred as of the beginning of the period presented or to project the Company's results of operations for any future date or period, nor do they give effect to any matters other than those described in the notes thereto. For a description of adjustments made to the historical financial statements, see the "Unaudited Pro Forma Consolidated Condensed Financial Statements of Operations" and the notes thereto.

  The effect of the acquisitions of JEH and the Acquired Companies was to increase net sales by approximately $64.8 million in the year ended December 31, 1996 and $2.2 million in the quarter ended March 31, 1997 above the Company's historical results for such periods. JEH and the Acquired Companies had a gross profit margin of 45.9% of net sales in the year ended December 31, 1996 and 61.0% of net sales in the quarter ended March 31, 1997. Gross profit margins of the Company on a pro forma as adjusted basis were 48.8% of net sales for the year ended December 31, 1996 and 48.6% of net sales for the quarter ended March 31, 1997. JEH and the Acquired Companies' selling, general and administrative expenses as a percent of net sales were 34.0% in the year ended December 31, 1996 and 37.5% in the quarter ended March 31, 1997. Selling, general and administrative expenses of the Company on a pro forma as adjusted basis were 37.0% of net sales for the year ended December 31, 1996 and 35.6% of net sales for the quarter ended March 31, 1997 as a result of adjustments to eliminate JEH and Acquired Companies' compensation in connection with which salaries were contractually reduced. As a result, the Company's income from operations on a pro forma as adjusted basis was 8.2% of net sales for the year ended December 31, 1996 and 9.4% for the quarter ended March 31, 1997. Interest expense on a pro forma as adjusted basis decreased by approximately $4.5 million for the year ended December 31, 1996 and $1.1 million for the quarter ended March 31, 1997 due to the application of the estimated net proceeds to be received by the Company in this Offering to retire certain indebtedness. See "Use of Proceeds" and "Unaudited Pro Forma Consolidated Condensed Financial Statements."

LIQUIDITY AND CAPITAL RESOURCES

  The Company's consolidated working capital at March 31, 1997 was approximately $28.8 million, and cash and cash equivalents available were approximately $6.7 million. The Company's cash resources were satisfactory to meet its obligations during the year ended December 31, 1996, and the quarter ended March 31, 1997. It is anticipated that such cash resources will adequately meet the Company's working capital requirements during at least the next 18 months.

  On November 1, 1996, the Company repaid the outstanding balance under its $13.0 million revolving credit agreement and its senior term loans with NationsBank, N.A. and $5.0 million of Convertible Junior Subordinated Notes, with a portion of the proceeds received from new term loans provided on that date by the Bank, as agent for a syndicate of banks.

  Under the terms of a new Financing and Security Agreement between the Bank and the Company, the Bank provided up to $90.0 million principal amount of senior financing that includes: (i) $57.0 million of Term Loans for use in connection with the acquisition of JEH; (ii) an $8.0 million Revolver; and
(iii) up to $25.0 million principal amount of Acquisition Loans for use in connection with future acquisitions.

  The Company's total debt at March 31, 1997, including a current portion of approximately $6.1 million, was approximately $74.9 million. Such indebtedness included: (i) $57.0 million of Term Loans; (ii) $5.5 million of Acquisition Loans; (iii) $500,000 borrowed under the Revolver; (iv) $6.1 million, net of discount, borrowed on November 1, 1996 from the Bank and CVCA under the Senior Subordinated Notes; and (v) $5.8 million of seller notes and other indebtedness.

  Of the Term Loans, approximately $29.0 million principal amount (the "A Term Loan") is being amortized in quarterly amounts and will mature on December 31, 2001, and $28.0 million principal amount (the "B Term Loan") is being amortized in quarterly amounts and will mature on December 31, 2003. The final maturity of any loans under the Revolver and Acquisition Loans will mature on November 1, 2001. The Facilities provided for an initial commitment fee of 2.625% on the $90.0 million facility. In addition, an unused commitment fee of
 .5% of 1% per year on the unused portion of the Revolver and the Acquisition Loan facilities is payable quarterly in arrears.

  The Facilities are collateralized by a first priority security interest in all of the common stock of Hanger's subsidiaries and all assets of Hanger and its subsidiaries. At Hanger's option, the annual interest rate will be adjusted to be either LIBOR plus 2.75% or a Base Rate (as defined below) plus 1.75% in the case of the A Term Loan, Acquisition Loans and Revolver borrowings, and adjusted LIBOR plus 3.25% or a Base Rate plus 2.25% in the case of the B Term Loan. The "Base Rate" is defined as the higher of the federal funds rate plus .5%, or the prime commercial lending rate of Chase Manhattan Bank, N.A., as announced from time to time. The Agreement relating to the Facilities contains a minimum net worth covenant and prohibits the payment of cash dividends on the Common Stock.

  All or any portion of outstanding loans under any of the Facilities may be repaid at any time and commitments may be terminated in whole or in part at the option of Hanger without premium or penalty, except that LIBOR-based loans may only be paid at the end of the applicable interest period. Mandatory prepayments will be required in the event of certain sales of assets, debt or equity financings and under certain other circumstances.

  Cash interest on the Senior Subordinated Notes, which mature on November 1, 2004, is payable quarterly at an annual rate of 8.0%. However, Hanger is permitted, in lieu of cash interest, to pay interest in a combination of cash and additional Senior Subordinated Notes ("PIK Interest Notes") at the above interest rate. In that event, interest paid in cash will be at an annual rate of 3.2% and interest paid in the form of PIK Interest Notes will be paid at an annual rate of 4.8%. The Senior Subordinated Notes are subordinated to loans under the Facilities. Hanger is, at its option, entitled to redeem the Senior Subordinated Notes at any time at their liquidation value.

  Detachable warrants issued by Hanger in conjunction with the Senior Subordinated Notes represent 1.6 million shares of Hanger Common Stock with an exercise price equal to $4.01 as to 929,700 shares, and $6.38 as to 670,300 shares. Up to 50% of the warrants (representing up to 800,000 shares of Hanger Common Stock) will be terminated upon the repayment of 100% of the Senior Subordinated Notes on or prior to May 1, 1998. An additional 5% of the warrants (representing up to 80,000 shares of Hanger Common Stock) will be terminated upon the repayment of 100% of the Senior Subordinated Notes on or prior to November 1, 1997. Warrants will be terminated pro-rata across the above two exercise prices.

  Pursuant to the Merger Agreement with JEH, Hanger paid $44.0 million in cash and issued 1.0 million shares of Hanger Common Stock in exchange for all of JEH's outstanding common stock on November 1, 1996, and paid an additional $1.8 million to former JEH shareholders on March 27, 1997 pursuant to provisions in the Merger Agreement calling for a post-closing adjustment.

  During the first five months of 1997, the Company acquired four O&P companies for an aggregate consideration, excluding potential earn-out provisions, of $9.7 million. These O&P companies, which operate nine patient-care centers and employ 18 practitioners, had combined net sales of $8.8 million in the year ended December 31, 1996.

  The Company plans to finance future acquisitions through internally generated funds or borrowings under the Acquisition Loans or the issuance of notes or shares of Common Stock of the Company, or through a combination thereof.

  Capital expenditures during the first quarter of 1997 approximated $500,000 and the Company expects approximately $1.5 million of additional capital expenditures during the balance of the year. Working capital is expected to be available to fund such capital expenditures.

OTHER

  Inflation has not had a significant effect on the Company's operations, as increased costs to the Company generally have been offset by increased prices of products and services sold.

  The Company has entered into an interest rate swap agreement to reduce the impact of changes in interest rates on its A Term Loan commitment. At March 31, 1997, the Company had an outstanding interest rate swap agreement with a commercial bank, having a total notional principal amount of $28.5 million. The agreement effectively minimizes the Company's base interest rate exposure between a floor of 5.32% and a cap of 7.0%. The interest rate swap agreement matures on September 30, 1999. The Company is exposed to credit loss in the event of non-performance by the other party to the interest rate swap agreement. All other debt accrues interest at a fixed rate except the B Term Loan commitment which accrues interest at a floating rate. A material change in interest rates could have a significant impact on the Company's operating results.

  The Company primarily provides services and customized devices throughout the United States and is reimbursed, in large part, by the patients' third-party insurers or governmentally funded health insurance programs. The ability of the Company's debtors to meet their obligations is principally dependent upon the financial stability of the insurers of the Company's patients and future legislation and regulatory actions.

  In February 1997, the Financial Accounting Standards Board issued SFAS 128, "Earnings Per Share," which will replace the current rules for earnings per share computations, presentation and disclosure. Under the new standard, basic earnings per share excludes dilution and is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflect the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. SFAS 128 requires a dual presentation of basic and diluted earnings per share on the face of the income statement.

  The Company will be required to adopt SFAS 128 in the fourth quarter of this year and, as required by the standard, will restate all prior period earnings per share data. The Company's earnings per share, as calculated under SFAS 128, are not expected to be materially different from those computed under the present accounting standard.

                                   BUSINESS

OVERVIEW

  Hanger Orthopedic Group, Inc. is a professional practice management company focused on the orthotic and prosthetic segment of the orthopedic rehabilitation industry. The Company acquires and operates the practices of orthotists and prosthetists, medical professionals that design, fabricate, fit and supervise the use of external musculoskeletal support devices and artificial limbs. The Company has acquired over 40 O&P businesses since 1986 and currently employs 201 certified O&P practitioners and operates 190 O&P centers in 28 states and the District of Columbia. The Company also has developed OPNET, a national preferred provider network of O&P service professionals. OPNET has contractual relationships with 358 patient-care centers (190 of which are owned and operated by the Company) with 230 managed care contracts. In addition to its practice management and patient-care services, the Company manufactures custom-made and prefabricated O&P devices and is the country's largest distributor of O&P components and finished O&P patient-care products.

INDUSTRY BACKGROUND

  Orthotics is the design, fabrication, fitting and supervised use of custom-made braces and other devices that provide external support to treat musculoskeletal disorders. Musculoskeletal disorders are ailments of the back, extremities or joints caused by traumatic injuries, chronic conditions, diseases, congenital disorders or injuries resulting from sports or other activities. Prosthetics is the design, fabrication and fitting of custom-made artificial limbs for patients who have lost limbs as a result of traumatic injuries, vascular diseases, diabetes, cancer or congenital disorders.

  Care of O&P patients is part of a continuum of rehabilitation services from diagnosis to treatment and prevention of future injury. This continuum involves the integration of several medical disciplines that begins with the attending physician's diagnosis. Once a course of treatment is determined, the physician, generally an orthopedic surgeon, vascular surgeon or psychiatrist, refers a patient to an O&P patient-care service provider for treatment. An O&P practitioner then consults with both the referring physician and the patient to formulate the prescription for, and design of, an orthotic or prosthetic device to meet the patient's needs.

  The Company estimates that the O&P patient-care services industry in the United States represented approximately $2.0 billion in sales in 1995. Key trends expected to increase demand for orthopedic rehabilitation services include the following:

  Growing Elderly Population. The growth rate of the over-65 age group is nearly triple that of the under-65 age group. With broader medical insurance coverage, increasing disposable income, longer life expectancy, greater mobility and improved technology and devices, the elderly can be expected to seek orthopedic rehabilitation services more often.

  Cost-Effective Reduction in Hospitalization. As public and private payors encourage reduced hospital admissions and reduced length of stay, out-patient rehabilitation is in greater demand. O&P services and devices enable patients to become ambulatory more quickly after receiving medical treatment in the hospital. The Company believes that significant cost savings can be achieved through the early use of O&P services. The provision of O&P services in many cases reduces the need for more expensive treatments, thus representing a cost savings to the third-party payor.

  Growing Physical Health Consciousness. There is a growing emphasis on physical fitness, leisure sports and conditioning, such as running and aerobics, which has led to increased injuries requiring orthopedic rehabilitative services and products. In addition, as the current middle-age population ages, it brings a more active life-style and accompanying emphasis on physical fitness to the over-65 age group.

These trends are evidenced by the increasing demand for new devices that provide support for injuries, prevent further or new injuries or enhance physical performance.

  Advancing Technology. The range and effectiveness of treatment options have increased in connection with the technological sophistication of O&P devices. Advances in design technology and lighter, stronger and more cosmetically acceptable materials have enabled the industry to produce new O&P products which provide greater comfort, protection and patient acceptability. Therefore, treatment can be more effective and of shorter duration, contributing to greater mobility and a more active lifestyle for the patient. Orthotic devices are more prevalent and visible in many sports, including skiing, running and golf.

  Need for Replacement and Continuing Care. Because the useful life of most custom-fitted and fabricated O&P devices is approximately three to five years, such devices need retrofitting and replacement. There is also an attendant need for continuing patient-care services, which contributes to the increasing demand for orthopedic rehabilitation.

INDUSTRY CONSOLIDATION

  The O&P services market is highly fragmented and relatively underpenetrated by professional practice management companies. Hanger is one of the two largest companies in the O&P industry which, combined, accounted for less than 15% of the total estimated O&P industry revenue in 1995. There are an estimated 3,200 certified prosthetists and/or orthotists and approximately 2,670 patient-care centers in the United States, with such facilities generally being operated as small group practices. There are also several regional and multi-regional competitors that operate numerous patient-care centers. The Company believes that the O&P industry will continue to consolidate as a result of a variety of factors, including: (i) increased pressures from growth in managed care; (ii) demonstrated benefits from economies of scale; and (iii) desire by orthotists and prosthetists to obtain financial liquidity and concentrate on providing patient care.

  Increased Managed Care Penetration. The expanding geographical reach of the large managed care organizations makes it increasingly important for them to contract for their patient-care needs with counterparts who have large, national operations. Managed care companies therefore prefer to contract with a single professional practice management company to provide all their O&P patient-care services. As a result, small independent O&P practices feel pressure to consolidate in order to access managed care referrals.

  Economies of Scale. A significant portion of the cost of O&P services is attributable to the cost of materials used in orthoses and prostheses. Achieving purchase discounts through group purchasing can increase profitability at each patient-care center. In addition, economies of scale provide O&P practices with access to additional capital and personnel which can be used in growing their businesses.

  Financial Liquidity for O&P Practices. The security of a large O&P network is extremely appealing to small providers who desire to reduce the financial and personal liabilities of their practices. Through consolidation, individual providers are able to realize financial liquidity by turning their practices' cash flows into cash assets. This consolidation allows smaller providers to continue their O&P practices as employees of a national O&P professional practice management provider.

COMPANY STRATEGY

  The Company's objective is to build a major national orthopedic rehabilitation company focused on the acquisition and operation of O&P practices and the manufacture and distribution of O&P products. The Company's strategy for achieving this objective is to:

  . Acquire and integrate O&P practices in targeted geographic areas across the United States;

  . Develop new patient-care centers in existing markets;
  . Expand and improve O&P practice management operations at existing and acquired patient-care centers;
  . Increase the number of OPNET's O&P patient-care service members and its contractual relationships with managed care organizations; and . Expand the Company's O&P manufacturing and distribution operations.

  Acquire and integrate O&P practices in targeted geographic areas across the United States. The Company's expansion is focused on developing a national network providing O&P patient-care coverage. Therefore, when identifying patient-care centers for acquisition, the Company seeks to fill gaps in its existing geographic coverage. By focusing on national development, the Company is well-positioned to negotiate for national contracts as payors consolidate and look to large providers for services.

  Develop new O&P patient-care centers in existing markets. In addition to acquiring patient-care centers, the Company intends to open new patient-care centers in existing markets. The Company plans to pursue this strategy by opening satellite centers in areas where a need for O&P services has been identified. In opening satellite patient-care centers, the Company's procedure is to staff on a part-time basis with professionals from a nearby existing center so as to test the viability of a full-time practice.

  Expand and improve O&P practice management operations at existing and acquired patient-care centers. As the number of Hanger patient-care centers continues to increase, the benefits of the Company's practice management operations will be maximized. The Company will be able to spread administrative fixed costs and capital expenditures for state-of-the-art equipment such as CAD/CAM systems over a large number of patient-care centers. Furthermore, sales can also be enhanced by the Company's use of marketing programs not generally utilized by practitioners in smaller, independent practices.

  Increase the number of OPNET's O&P patient-care service members and its contractual relationships with managed care organizations. The Company intends to expand OPNET membership towards the goal of achieving complete nationwide O&P patient-care coverage. A national network will enable OPNET to negotiate for contracts with any local, regional or national third-party payor seeking a single source O&P provider regardless of the payor's geographic scope.

  Expand the Company's O&P manufacturing and distribution operations. As the patient-care practice management division of the Company expands, it can create captive demand for the Company's distribution business. An increase in the number of OPNET members, to whom preferred purchasing agreements are offered, can also increase net sales for the Company's distribution business. The Company's manufacturing division can also benefit from increased net sales at the distribution division by providing proprietary products to meet the demand of an expanded captive market. The Company's manufacturing efforts will focus on the acquisition and/or development of proprietary patented products such as the Lenox Hill knee brace and the Charleston Bending Brace.

PRACTICE MANAGEMENT AND PATIENT-CARE SERVICES

 Practice Management Services

  The Company provides all senior management, accounting, accounts payable, payroll, sales and marketing, human resources and management information systems for its patient-care centers. By providing these services on a centralized basis, the Company is able to provide such services to its patient-care centers and practitioners more efficiently and cost-effectively than if such services had to be generated at each center. The centralization of these services also permits the Company's certified practitioners to allocate a greater portion of their time to patient-care activities by reducing the administrative responsibilities of operating their businesses. Billing and collections are handled on a decentralized basis, which the Company believes enhances collectibility.

  The Company also develops and implements programs designed to enhance the efficiency of its clinical practices. Such programs include: (i) sales and marketing initiatives to attract new-patient referrals by establishing relationships with physicians, therapists, employers, managed care organizations, hospitals, rehabilitation centers, out-patient clinics and insurance companies; (ii) professional management and information systems to improve efficiencies of administrative and operational functions; (iii) professional educational programs for practitioners emphasizing new developments in the increasingly sophisticated field of O&P clinical therapy;
(iv) the regional centralization of fabrication and purchasing activities, which provides overnight access to component parts and products at prices that are typically 25% lower than traditional procurement methods; and (v) access to expensive, state-of-the-art equipment which is financially more difficult for smaller, independent facilities to obtain.

  The Company believes that the application of sales and marketing techniques is a key element of its O&P professional practice management strategy. Due primarily to the fragmented nature of the industry, the success of an O&P practice has been largely a function of its local reputation for quality of care, responsiveness and length of service in the community. Individual practitioners have relied almost exclusively on referrals from local physicians or physical therapists and typically have not used marketing techniques.

 Patient-Care Services

  The Company provides O&P patient-care services through 190 Company-owned and operated O&P patient-care centers in 28 states and the District of Columbia. Hanger currently employs 260 patient-care practitioners, of whom 201 are certified practitioners and 59 are candidates for formal certification by the O&P industry certifying boards. Each of the Company's patient-care centers is closely supervised by one or more certified practitioners. The balance of the Company's patient-care practitioners are highly trained technical personnel who assist in the provision of services to patients and fabricate various O&P devices.

  A patient is referred to one of Hanger's patient-care centers for treatment upon a determination by the attending physician of a course of treatment for a patient in need of O&P patient-care services. A Hanger practitioner then consults with both the referring physician and the patient to formulate the prescription for, and design of, an orthotic or prosthetic device to meet the patient's needs.

  The fitting process involves several stages in order to successfully achieve desired functional and cosmetic results. The practitioner creates a cast and takes detailed measurements of the patient to ensure an anatomically correct fit. All of the prosthetic devices fitted by Hanger's practitioners are custom designed and fabricated by skilled practitioners who can balance fit, support and comfort. Of the orthotic devices provided by Hanger, approximately 75% are custom designed, fabricated and fitted and the balance are prefabricated but custom fitted.

  Custom devices are fabricated by the Company's skilled technicians using the castings, measurements and designs made by the practitioner. Technicians use advanced materials and technologies to fabricate a custom device under quality assurance guidelines. After final adjustments to the device by the practitioner, the patient is instructed in the use, care and maintenance of the device. A program of scheduled follow-up and maintenance visits is used to provide post-fitting treatment, including adjustments or replacements as the patient's physical condition and lifestyle change.

  A substantial portion of Hanger's O&P services involves treatment of a patient in a non-hospital setting, such as a Hanger patient-care center, a physician's office, an out-patient clinic or other facility. In addition, O&P services are increasingly rendered to patients in hospitals, nursing homes, rehabilitation centers and other alternate-site healthcare facilities. In a hospital setting, the practitioner works with a physician to provide either orthotic devices or temporary prosthetic devices that are later replaced by permanent prostheses.

  The Company also operates the in-patient O&P patient-care centers at The Rusk Institute of Rehabilitation Medicine at the New York University Medical Center in New York, New York and the Harmarville Rehabilitation Center in Pittsburgh, Pennsylvania.

 OPNET

  In 1995, Hanger formed OPNET, a proprietary national preferred provider O&P referral network serving managed care organizations, including HMOs and PPOs. Through this network, managed care organizations can contract for O&P services with any O&P patient-care center in the OPNET network. To date, OPNET has a network of 358 patient-care centers with 230 managed care contracts. The Company intends to extend the network's reach nationwide through acquisitions and marketing. OPNET also provides incentives to independent O&P service provider members to purchase their O&P products from the Company. The Company receives upfront annual payments from practitioners to enter the OPNET network and OPNET does not receive payments from the managed care participants. Total 1996 net sales from these fees were approximately $250,000. The Company believes that OPNET's membership enables it to establish significant relationships with practitioners otherwise not affiliated with the Company.

MANUFACTURING AND DISTRIBUTION

  In addition to on-site fabrication of custom O&P devices incidental to the services rendered at its O&P patient-care centers, the Company manufactures O&P components and finished patient-care products for both the O&P industry and the Company's own patient-care practices. The Company manufactures components and finished products under various name brands such as Lenox Hill, CASH Brace, Ortho-Mold and Charleston Bending Brace. The principal products manufactured are prefabricated and custom-made spinal orthoses as well as custom-made and off-the-shelf derotation knee braces. The Company distributes O&P components and finished patient-care products to the O&P industry and to the Company's own patient-care practices. The Company inventories over 20,000 items, a majority of which are manufactured by other companies and are distributed by Hanger.

  Hanger's distribution capability allows its personnel faster access to the products needed to fabricate devices for patients. This is accomplished at competitive prices, as a result of either manufacturing by Hanger or direct purchases by Hanger from other manufacturers. As a result of faster access to products, the length of a patient's treatment in the hospital can be reduced, thereby contributing to healthcare cost containment.

  Marketing of Hanger's manufactured products and distribution services is conducted on a national basis, primarily through approximately 72 independent sales representatives, catalogues and exhibits at industry and medical meetings and conventions. Hanger directs specialized catalogues to segments of the healthcare industry, such as orthopedic surgeons and physical and occupational therapists. In addition, the Company directs its broad-based marketing to the O&P industry and the home healthcare industry.

  To provide timely custom fabrication and service to its patients, the Company employs technical personnel and maintains laboratories at each of its patient-care centers. The Company uses advanced computer-aided design and computer-aided machinery (CAD/CAM) technology to produce precise and uniform products. Hanger has several large, fully-staffed central fabrication facilities to service its patient-care centers. These strategically located facilities enable Hanger to fabricate those O&P products that are more easily produced in larger quantities and in a more cost-effective manner, as well as serving as an auxiliary production center for products normally fabricated at individual patient-care centers.

ACQUISITIONS

  Since 1986, the Company has acquired over 40 business in 28 states and the District of Columbia. In November 1996, Hanger acquired JEH, a Georgia corporation that operated 96 patient-care centers in 15 states and was the country's largest distributor of O&P products.

  On March 5, 1997, the Company purchased the assets of Prosthetic Treatment Center, Inc., an owner-operator of one patient-care facility located in Kingsport, Tennessee; on April 1, 1997, the Company acquired the patient-care division of ACOR Orthopaedic, Inc., a company primarily engaged in the operation of four O&P patient-care centers in the central Ohio area and headquartered in Cleveland, Ohio; and on May 12, 1997, the Company acquired Fort Walton Orthopedic, Inc. and Mobile Limb & Brace, Inc., which are companies primarily engaged in the operation of three patient-care centers in the Fort Walton, Florida area and one patient-care center in Mobile, Alabama. The four companies acquired by the Company to date in 1997 had net sales of $8.8 million in the year ended December 31, 1996 and were acquired for aggregate consideration of $9.7 million.

  The Company continues to be engaged in discussions with several O&P companies relating to the Company's possible acquisition of their patient-care practices. The Company's investigations of these businesses are in the formative stages and no representations can be made as to whether, when or on what terms such possible acquisitions may be effected. The Company's acquisition strategy contemplates the acquisition of O&P patient-care practices by the end of 1998 that could contribute an additional $30.0 to $40.0 million of annual net sales. No assurance can be given as to whether, or to what extent, the Company will be successful in achieving this goal.

  The Company considers both operating and financial factors in evaluating prospective acquisitions. Operating factors include high standards of professionalism and patient care, the presence of certified practitioners at each of its facilities and reputation in the O&P industry. Financial factors include earnings and cash flow history and the projected benefits of applying Hanger's operating model to the acquired company's practice. In evaluating acquisitions in geographic areas where the Company has an established presence, Hanger targets businesses that complement its existing network of patient-care centers. In geographic areas where the Company has not yet established a presence, the Company generally focuses on acquiring strong regional businesses which have multiple patient-care centers and experienced practitioners.

  The Company's acquisition strategy also includes the retention and support of the existing management of the acquired company, typically through the use of employment contracts, non-compete agreements and incentive programs. Upon the completion of an acquisition, the Company will integrate the business of the acquired company by: (i) transferring all administrative and financial management responsibilities to Hanger's corporate headquarters; (ii) providing all new personnel with compensation and benefit packages and training by the Company's Human Resources Department; and (iii) providing the management of the acquired company with instruction on the Company's latest marketing and sales techniques. Thereafter, the Company will provide the management and staff of the newly acquired company with financial incentives to induce greater financial performance.

NEW-CENTER DEVELOPMENT

  In addition to acquired patient-care centers, the Company has developed 16 new satellite patient-care centers in existing markets with underserved demand for O&P services. These satellite centers require less capital to develop than complete O&P centers since the satellite centers usually consist of only a waiting room and patient fitting rooms, but without a fabrication laboratory for creating O&P devices. An O&P practitioner will spend one or two days each week in a satellite center treating those patients who find it inconvenient to visit the O&P practitioner's primary center.

  These satellite centers also tend to receive new patient referrals from hospitals and physicians located near the newly-developed center, driving new patient growth and center revenue. While a partial revenue shift occurs from the O&P practitioner's main center to the satellite center because the O&P practitioner is now seeing some of the same patients out of a new center, the additional patient volume in the satellite center increases the O&P practitioner's overall revenue. If demand for O&P services at a satellite center increases beyond the ability of the O&P practitioner to service in one or two days a week, the Company will staff the satellite office on a full-time basis. The Company estimates that the cost of opening a new patient-care center is approximately $100,000, which includes equipment, leasehold improvements and working capital. The Company expects a new patient-care center to reach profitability, as measured by EBITDA, within one year of opening. No assurance can be given that the Company will be successful in achieving these start-up and profitability goals with regard to new patient-care centers.

PATIENT REIMBURSEMENT SOURCES

  The principal reimbursement sources for Hanger's O&P services are: (i) private payor/third-party insurer sources which consist of individuals, private insurance companies, HMOs, PPOs, hospitals, vocational rehabilitation, workers' compensation and similar sources; (ii) Medicare, which is a federally funded health insurance program providing health insurance coverage for persons aged 65 or older and certain disabled persons; (iii) Medicaid, which is a health insurance program jointly funded by federal and state governments providing health insurance coverage for certain persons in financial need, regardless of age, and which may supplement Medicare benefits for financially needy persons aged 65 or older; and (iv) the VA, with which Hanger has entered into contracts to provide O&P services.

  Medicare, Medicaid, the VA and certain state agencies, which accounted for approximately 56.6%, 56.8% and 57.0% of the Company's net sales in 1995, 1996 and the first quarter of 1997, respectively, (based on a sampling of approximately 40%, 75% and 75% of patient-care centers in 1995, 1996 and the first quarter of 1997, respectively) have set maximum reimbursement levels for payments for O&P services and products. The healthcare policies and programs of these agencies have been subject to changes in payment and methodologies during the past several years. There can be no assurance that future changes will not reduce reimbursements for O&P services and products from these sources.

  The Company provides O&P services to eligible veterans pursuant to several contracts with the VA. The VA establishes its reimbursement rates for itemized products and services on a competitive bidding basis. The Company's contracts with the VA expire in September 1997, with the option to renew for a one- or two-year period. The contracts, awarded on a non-exclusive basis, establish the amount of reimbursement to the eligible veteran if the veteran should choose to use the Company's products and services. The Company has been awarded VA contracts in the past and expects that it will obtain additional contracts when its present agreements expire.

PATIENT-CARE CENTERS AND FACILITIES

  Hanger currently operates 190 patient-care centers, six distribution facilities and two manufacturing facilities, as detailed in the following table:

                                             PATIENT-
                                               CARE   DISTRIBUTION MANUFACTURING
   JURISDICTION                              CENTERS   FACILITIES   FACILITIES
   ------------                              -------- ------------ -------------
   Alabama..................................     8         --            --
   Arizona..................................     4         --            --
   California...............................     4          1            --
   Colorado.................................     7         --            --
   Connecticut..............................     3         --            --
   Delaware.................................     1         --            --
   District of Columbia.....................     2         --            --
   Florida..................................    20          1             1
   Georgia..................................    16          1            --
   Illinois.................................    --          1             1
   Indiana..................................     2         --            --
   Kentucky.................................     6         --            --
   Louisiana................................     8         --            --
   Maryland.................................     6          1            --
   Massachusetts............................     3         --            --
   Michigan.................................     2         --            --
   Mississippi..............................     7         --            --
   Montana..................................     5         --            --
   New Hampshire............................     1         --            --
   New Mexico...............................     1         --            --
   New York.................................     8         --            --
   North Carolina...........................     3         --            --
   Ohio.....................................    18         --            --
   Pennsylvania.............................    15         --            --
   South Carolina...........................    11         --            --
   Tennessee................................     9         --            --
   Texas....................................     5          1            --
   Virginia.................................     6         --            --
   West Virginia............................     8         --            --
   Wyoming..................................     1         --            --
                                               ---        ---           ---
     TOTAL..................................   190          6             2
                                               ===        ===           ===

COMPETITION

  The competition among O&P patient-care centers is primarily for referrals from physicians, therapists, employers, HMOs, PPOs, hospitals, rehabilitation centers, out-patient clinics and insurance companies on both a local and regional basis. The Company believes that distinguishing competitive factors in the O&P industry are quality and timeliness of patient care and, to a lesser degree, charges for services. While the Company believes it is one of the largest suppliers of O&P services in the U.S., certain competitors may have greater financial and personnel resources than Hanger. The Company competes with others in the industry for trained personnel. To date, however, Hanger has been able to achieve its staffing needs and has experienced a relatively low turnover rate of employees. In connection with its efforts to acquire additional O&P patient-care practices, the Company encounters competition from several other O&P companies.

GOVERNMENT REGULATION

Certification and Licensure

  Most states do not require separate licensure for O&P practitioners. However, several states currently require O&P practitioners to be certified by an organization such as the ABC. The ABC conducts a certification program for practitioners and an accreditation program for patient-care centers. The minimum requirements for a certified practitioner are a college degree, completion of an accredited academic program, one to four years of residency at a patient-care center under the supervision of a certified practitioner and successful completion of certain examinations. Minimum requirements for an ABC-accredited patient-care center include the presence of a certified practitioner and specific plant and equipment requirements. While the Company endeavors to comply with all state licensure requirements, no assurance can be given that the Company will be in compliance at all times with these requirements.

  Hanger provides services under various contracts to federal agencies. These contracts are subject to regulations governing federal contracts, including the ability of the government to terminate for its convenience. Revenue from such contracts is not material to Hanger.

Medical Device Regulation

  The Company manufactures and distributes products that are subject to regulation as medical devices by the U.S. Food and Drug Administration ("FDA") under the Federal Food, Drug, and Cosmetic Act and accompanying regulations. The Company believes that the products it manufactures and/or distributes, including O&P accessories and components, are exempt from FDA's regulations for premarket clearance or approval requirements and from requirements relating to "good manufacturing practices" (except for certain recordkeeping and complaint handling requirements). The Company is required to adhere to regulations regarding adverse event reporting, and is subject to inspection by the FDA for compliance with all applicable requirements. Labeling and promotional materials also are subject to scrutiny by the FDA and, in certain circumstances, by the Federal Trade Commission. Although the Company has never been challenged by FDA for noncompliance with FDA requirements, no assurance can be given that the Company would be found to be or to have been in compliance at all times. Noncompliance could result in a variety of civil and/or criminal enforcement actions, which could have a material adverse effect on the Company's business and results of operations.

Fraud and Abuse

  The Company is subject to various federal and state laws pertaining to healthcare fraud and abuse, including antikickback laws, false claims laws, and physician self-referral laws. Violations of these laws are punishable by criminal and/or civil sanctions, including, in some instances, imprisonment and exclusion from participation in federal healthcare programs, including Medicare, Medicaid, VA health programs and CHAMPUS. The Company has never been challenged by a governmental authority under any of these laws and believes that, based on this history, its operations are in material compliance with such laws. However, because of the far-reaching nature of these laws, there can be no assurance that one or more of the Company's practices would not be challenged by governmental authorities under certain of these laws, that the Company would not be required to alter its practices as a result, or that the occurrence of one or more of these events would not result in a material adverse effect on the Company's business and results of operations.

  Antikickback Laws. The Company's operations are subject to federal and state antikickback laws. The Federal Health Care Programs Antikickback Statute (section 1128B(b) of the Social Security Act) prohibits persons or entities from knowingly and willfully soliciting, offering, receiving, or paying any remuneration in return for, or to induce, the referral of persons eligible for benefits under a Federal Health Care Program (including Medicare, Medicaid, the VA health programs and CHAMPUS), or the ordering, purchasing or leasing of items or services that may be paid for, in whole or in part, by a Federal Health Care Program. The statute may be violated when even one purpose (as opposed to a primary or sole purpose) of a payment is to induce referrals or other business. Regulations create a small number of "safe harbors." Practices which meet all the criteria of an applicable safe harbor will not be deemed to violate the statute; practices that do not satisfy all elements of a safe harbor do not necessarily violate the statute, although such practices may be subject to scrutiny by enforcement agencies. Several states also have antikickback laws which vary in scope and may apply regardless of whether a Federal Health Care Program is involved.

  These laws may apply to certain of the Company's operations. The Company has instituted various types of discount programs for individuals or entities that purchase its products and services. The Company also maintains financial relationships with individuals and entities who may: (i) may purchase the Company's products and services; (ii) refer patients to Company-owned and managed O&P patient-care centers; or (iii) receive referrals through OPNET. These relationships include, among other things, lease arrangements with hospitals and OPNET participation arrangements. Because some of these arrangements may not satisfy all elements of an applicable safe harbor, they could be subject to scrutiny and challenge under one or more such laws.

  False Claims Laws. The Company is also subject to federal and state laws prohibiting individuals or entities from knowingly and willfully presenting, or causing to be presented, claims for payment to third-party payors (including Medicare and Medicaid) that are false or fraudulent or are for items or services not provided as claimed. Each Company-owned and managed O&P patient-care center is responsible for preparation and submission of reimbursement claims to third-party payors for items and services furnished to patients. In addition, Company personnel may, in some instances, provide advice on billing and reimbursement for the Company's products to purchasers. While the Company endeavors to ensure that its billing practices comply with applicable laws, if claims submitted to payors are deemed to be false, fraudulent, or for items or services not provided as claimed, the Company could face liability for presenting or causing to be presented such claims.

  Physician Self-Referral Laws. The Company is also subject to federal and state physician self-referral laws. With certain exceptions, the federal Medicare/Medicaid physician self-referral law (the "Stark" law, section 1877 of the Social Security Act) prohibits a physician from referring Medicare and Medicaid beneficiaries to an entity for "designated health services"-- including prosthetics, orthotics and prosthetic devices and supplies--if the physician has either an investment interest in the entity or a compensation arrangement with the entity. An exception is recognized for referrals made to a publicly-traded entity in which the physician has an investment interest if, among other things, the entity had shareholders' equity exceeding $75.0 million for its most recent fiscal year, or on average during the three previous fiscal years. While the Company does not provide stock to referring physicians and the Company's stock is publicly-traded, the Company is not in a position to know or control whether some referring physicians may be investors. Because the Company does not currently have sufficient shareholders' equity to meet the exception that would allow physician-investors to refer Medicare and Medicaid beneficiaries to Company-owned and managed O&P patient-care centers, any such referrals that do occur could be found to be in violation of the Stark law.

Antitrust

  The Company is subject to federal and state antitrust laws which prohibit, among other things, the establishment of ventures that result in certain anticompetitive conduct. These laws have been applied to the establishment of certain networks of otherwise competing healthcare providers. In September 1995, the Antitrust Division of the Department of Justice ("DOJ") issued a business review letter which concluded, in part, that the description of OPNET voluntarily furnished to the DOJ by the Company "did not pose any significant competitive issues" and, therefore, DOJ "has no present intention of challenging [OPNET]" under federal antitrust law. Although the Company is not able to assure that the continued operation of OPNET will comply in all respects with the terms specified in the business review letter, noncompliance with these terms does not mean that the antitrust authorities or private parties would challenge the conduct, and the Company believes that the current operation of OPNET is not anticompetitive and results in significant efficiencies. However, DOJ reserves the right to bring an investigation or proceeding if it determines that OPNET is anticompetitive in purpose or effect. There can be no assurance that DOJ will not bring an investigation or proceeding challenging OPNET (or other aspects of the Company's operations) under these laws, or that such an investigation or proceeding would not result in a material adverse effect on the Company's business and results of operations.

PERSONNEL

  As of June 20, 1997, the Company employed 1,062 persons, including 976 full-time and 86 part-time employees. None of the Company's employees is subject to a collective bargaining agreement. The Company believes that it has satisfactory relationships with its employees and strives to maintain these relationships by offering competitive benefit packages, training programs and opportunities for advancement.

INSURANCE

  The Company currently maintains insurance of the type, and in the amount, customary in the orthopedic rehabilitation industry, including coverage for malpractice liability, product liability, workers' compensation and property damage. Hanger's general liability insurance coverage is at least $500,000 per incident. Based on the Company's experience and prevailing industry practices, Hanger believes its coverage is adequate as to risks and amount.

                                  MANAGEMENT

EXECUTIVE OFFICERS, DIRECTORS AND KEY EMPLOYEES

  The following table sets forth certain information with respect to the executive officers, directors and certain key employees of the Company:

   NAME                              AGE                POSITION
   ----                              ---                --------
Ivan R. Sabel, CPO..................  52 Chairman of the Board, President,
                                          Chief Executive Officer and Director

Richard A. Stein....................  38 Vice President--Finance, Secretary and
                                          Treasurer

Mitchell J. Blutt, M.D.(1)..........  40 Director

Edmond E. Charrette, M.D.(2)........  62 Director

Thomas P. Cooper, M.D.(1)...........  53 Director

Robert J. Glaser, M.D.(2)...........  78 Director

James G. Hellmuth(1)................  74 Director

William L. McCulloch(2).............  76 Director

Daniel A. McKeever, CP..............  86 Director

H.E. Thranhardt, CPO................  57 Director

John D. McNeill, CPO................  49 President and Chief Operating Officer
                                          of Hanger Prosthetics & Orthotics,
                                          Inc.

Alice G. Tidwell....................  58 President and Chief Operating Officer
                                          of Southern Prosthetic Supply, Inc.

Juan B. Paez........................  52 Vice President--Manufacturing of DOBI-
                                          Symplex, Inc.

Jeffrey L. Martin...................  43 Vice President of OPNET, Inc.

--------
(1) Member of Audit Committee.
(2) Member of Compensation Committee.

  Ivan R. Sabel has been Chairman of the Board of Directors and Chief Executive Officer of Hanger since August 1995 and President of Hanger since November 1987. Mr. Sabel also served as the Chief Operating Officer of Hanger from November 1987 until August 1995. Prior to that time, Mr. Sabel had been Vice President--Corporate Development from September 1986 to November 1987. From 1968 until joining Hanger in 1986, Mr. Sabel was the founder, owner and President of Capital Orthopedics, Inc. before that company was acquired by Hanger. Mr. Sabel is a Certified Prosthetist and Orthotist ("CPO"), a clinical instructor in orthopedics at the Georgetown University Medical School in Washington, D.C., a member of the Board of Directors of the American Orthotic and Prosthetic Association, a former Chairman of the National Commission for Health Certifying Agencies, a former member of the Strategic Planning Committee and a current member of the Veterans Administration Affairs Committee of AOPA and a former President of the ABC.

  Richard A. Stein has been Vice President-Finance, Secretary and Treasurer of Hanger since April 1987. Mr. Stein was also the President of Greiner & Saur Orthopedics, Inc., a former subsidiary of the Company, from April 1987 until November 1989. Mr. Stein is a Certified Public Accountant and was employed by Coopers & Lybrand L.L.P. from September 1982 until he joined Hanger in 1987.

  Mitchell J. Blutt, M.D. has served as Executive Partner of Chase Capital Partners (and its predecessor organizations), an affiliate of Chase Manhattan Bank (and its predecessor corporations), since June 1991.

He joined that firm in July 1987 and became a General Partner in June 1988. Dr. Blutt also has been engaged in the practice of medicine for 15 years. Previously, Dr. Blutt was a Robert Wood Johnson Foundation Fellow at the University of Pennsylvania from July 1985 to June 1987. He is an adjunct Assistant Professor at the New York Hospital/Cornell Medical Center. Dr. Blutt is also a director of numerous privately-held companies.

  Edmond E. Charrette, M.D. is the co-founder and Chairman of Health Resources Corporation (principally engaged in occupational medicine services). He also is a Partner of Ascendant Healthcare International (an investment group with equity investments in the Latin American healthcare sector) and serves as President of Latin Healthcare Investment Management Co., LLC (a group composed of Ascendant Healthcare International and The Global Environmental Fund which manages and directs the investment activities of the Latin Healthcare Investment Fund). Previously, he was the Executive Vice President and Chief Medical Officer of Advantage Health Corporation (a multi-hospital rehabilitation and post-acute care system) from June 1994 to March 1996. From 1988 to May 1994, Dr. Charrette served as the Corporate Medical Director and Senior Vice President of Medical Affairs of Advantage Health Corporation. Dr. Charrette also is a director of Nu-Tech Biomed Corporation, which is principally engaged in the development of medical diagnostic tests.

  Thomas P. Cooper, M.D. is the President and Chief Executive Officer of three private health services companies. He was the President and Chief Executive Officer of Mobilex U.S.A., providing portable diagnostic services to long-term care facilities, from May 1989 to July 7, 1997. Dr. Cooper has also been employed as the President and Chief Executive Officer of Senior Psychology Services Management, Inc., which supplies psychologists to nursing home patients, since June 1991. Dr. Cooper was the founder of Spectrum Emergency Care, a provider of emergency room physicians to hospitals and clinics, and Correctional Medical Systems, a provider of health services to correctional facilities. Dr. Cooper has served as Director of Quality Assurance for ARA Living Centers, a company which operates long-term healthcare facilities, and as Medical Director for General Motors Corporation Assembly Division. He currently serves as a consultant to Chase Capital Partners and has served on the faculty of the University of California, San Diego Medical School.

  Robert J. Glaser, M.D. was the Director for Medical Science and a Trustee of the Lucille P. Markey Charitable Trust, which provided major grants in support of basic biomedical research, from 1984 to June 30, 1997, when the Trust terminated in accordance with its terms. He is also a Consulting Professor of Medicine Emeritus at Stanford University, where he served as the Dean of the School of Medicine from 1965 to 1970. Dr. Glaser was a founding member of the Institute of Medicine at the National Academy of Sciences and is a director of Alza Corporation (principally engaged in pharmaceutical research) and Nellcor Puritan Bennett Incorporated (principally engaged in the manufacture of medical equipment). He was a director of Hewlett-Packard Company from 1971 to 1991, and has continued to serve as a consultant to that company on health matters.

  James G. Hellmuth serves as a director of BT Capital Corporation, an affiliate of Bankers Trust New York Corporation, as well as a part-time consultant to Chase Capital Partners. He has been a Commissioner of the Port Authority of New York and New Jersey since 1969. In addition, Mr. Hellmuth was a Managing Director of Bankers Trust Company from 1972 to 1988.

  Brig. Gen. William L. McCulloch, USMC (Ret.) has served as the President of Association Communication and Marketing Services, a public relations firm, since October 1989. Previously, Gen. McCulloch was the Executive Director of AOPA, the trade association of the orthotic and prosthetic industry, from October 1976 to September 1989. In 1976, Gen. McCulloch retired from active military service after serving 30 years as a U.S. Marine infantry officer.

  Daniel A. McKeever, CP is the former Chairman of the Board of JEH. He served in that capacity from September 13, 1972 to November 1, 1996, on which date JEH was acquired by Hanger. He also served as the Treasurer of JEH from September 31, 1937 to November 1, 1996. Mr. McKeever was President of the

ABC in 1954 and 1955 and President of the American Orthotics and Prosthetics Association in 1949 and 1950.

  H.E. Thranhardt, CPO is the former President and Chief Executive Officer of JEH. He served in that capacity from January 1, 1977 to November 1, 1996, on which date JEH was acquired by Hanger. Mr. Thranhardt, who commenced his employment with JEH in 1958, has occupied leadership positions in numerous professional O&P associations, including Chairman of the Board of the Orthotics and Prosthetics National Office in 1994 and 1995, President of the American Orthotics and Prosthetics Association in 1992 and 1993, President of the ABC in 1979 and 1980 and President of The American Academy of Orthotics and Prosthetics in 1976 and 1977.

  John D. McNeill, CPO has been the President and Chief Operating Officer of Hanger Prosthetics & Orthotics, Inc., a wholly-owned subsidiary of the Company that operates the Company's patient-care centers, since November 1, 1996. From 1990 to November 1, 1996, he was Senior Vice President, Chief Operating Officer and a director of JEH. From 1986 to 1990, Mr. McNeill was a Regional Vice President and an area manager for JEH. Mr. McNeill, who is a CPO, conducted his own O&P practice in Marietta, Georgia from 1979 to 1986, when it was acquired by JEH.

  Alice G. Tidwell has been the President and Chief Operating Officer of Southern Prosthetic Supply, Inc., the Company's wholly-owned distribution subsidiary, since November 1, 1996. From 1990 to November 1, 1996, she served as a Senior Vice President and Chief Operating Officer of Southern Prosthetic Supply, Inc. From 1992 to 1996, Ms. Tidwell served on the Board of Directors of JEH. Previously, she served as supervisor, office manager and Vice President of Corporate Central Services of JEH.

  Juan B. Paez has been a Vice President of DOBI-Symplex, Inc., the Company's wholly-owned manufacturing subsidiary, since 1992. In addition to management responsibilities relating to the Company's manufacturing, central fabrication and distribution activities, Mr. Paez oversees new product and manufacturing business development. From 1990 to 1992, Mr. Paez was the Director of New Product Development of Bissell Healthcare and from 1982 to 1990 he was employed as Manager of Engineering and Research & Development and Manager of Industrial Engineering by Camp International.

  Jeffrey L. Martin has been the Vice President of OPNET, the Company's preferred provider network of O&P service professionals, since October 1995. In addition to being responsible for the recruitment of OPNET members and the planning and implementation of OPNET member services, Mr. Martin directs the solicitation and management of OPNET managed care contracts. From 1984 until joining Hanger in 1995, Mr. Martin was Director of Marketing for the Ohio Willow Wood Company, a manufacturer of prosthetic componentry.

EMPLOYMENT AND NON-COMPETE AGREEMENTS

  Messrs. Sabel, Stein and McNeill and Ms. Tidwell have executed employment agreements with the Company which contain non-compete provisions.

                            PRINCIPAL SHAREHOLDERS

  The following table sets forth the number of shares of Common Stock beneficially owned as of June 25, 1997 by: (i) each person known by Hanger to be the beneficial owner of 5% or more of such class of securities; (ii) each director and executive officer of Hanger; and (iii) all directors and executive officers of Hanger as a group.

                                                                       PERCENT OF   PERCENT OF
                                                            NUMBER OF COMMON STOCK COMMON STOCK
                                                            SHARES OF OUTSTANDING  OUTSTANDING
    DIRECTORS, EXECUTIVE                                     COMMON    BEFORE THE   AFTER THE
 OFFICERS AND 5% SHAREHOLDERS  POSITION(S) WITH THE COMPANY STOCK(1)  OFFERING(1)  OFFERING(1)
-----------------------------  ---------------------------- --------- ------------ ------------
Chase Venture Capital
 Associates, L.P.(2)....        --                          2,426,689    22.54%       15.86%

Ivan R. Sabel, CPO(3)...       Chairman of the Board,
                                President and Chief
                                Executive Officer             238,033     2.46         1.63

Mitchell J. Blutt,             Director
 M.D.(4)................                                          --       --           --

Thomas P. Cooper,              Director
 M.D.(5)................                                       18,000     0.19         0.12

Robert J. Glaser,              Director
 M.D.(6)................                                       16,000     0.17         0.11

James G. Hellmuth(7)....       Director                        11,500     0.12         0.08

William L.                     Director
 McCulloch(8)...........                                       18,750     0.20         0.13

Edmond E. Charrette,           Director
 M.D.(9)................                                       31,250     0.33         0.22

Daniel A. McKeever,            Director
 CP(10).................                                      572,173     6.05         3.96

H.E. Thranhardt,               Director
 CPO(11)................                                      219,570     2.32         1.52

Richard A. Stein(12)....       Vice President--
                                Finance, Treasurer
                                and Secretary                 118,838     1.24         0.82

All directors and
 executive officers as a
 group (10 persons)(13).                                    1,244,114    12.87         8.48

--------
 (1) Assumes in the case of each shareholder listed in the above list that all warrants or options exercisable within 60 days that are held by such shareholder were fully exercised by such shareholder, without the exercise of any warrants or options held by any other shareholders.
 (2) Includes 830,649 shares subject to exercisable warrants to purchase shares from the Company and excludes 440,000 shares subject to unvested warrants that have not yet become exercisable. Reference is made to notes
     (4), (5) and (7) below for information relating to three directors of the Company that are affiliated with CVCA. The address of CVCA and its sole general partner, Chase Capital Partners, is 380 Madison Avenue (12th Floor), New York, New York 10017.
 (3) Includes 96,750 shares subject to exercisable options to purchase shares from the Company and excludes 224,250 shares subject to unvested options that have not yet become exercisable.
 (4) Does not include the shares reported above as owned by CVCA. Dr. Blutt is a General Partner of Chase Capital Partners, the sole general partner of CVCA. He disclaims beneficial ownership of the shares beneficially owned by CVCA.
 (5) Includes 11,500 shares subject to exercisable options to purchase shares from the Company and excludes 13,750 shares subject to unvested options that have not yet become exercisable. Dr. Cooper currently serves as a consultant to CVCA.
 (6) Includes 15,000 shares subject to exercisable options to purchase shares from the Company and excludes 15,000 shares subject to unvested options that have not yet become exercisable.

 (7) Includes 11,500 shares subject to exercisable options to purchase shares from the Company and excludes 13,750 shares subject to unvested options that have not yet become exercisable. Mr. Hellmuth currently serves as a part-time consultant to Chase Capital Partners.
 (8) Includes 11,250 shares subject to exercisable options to purchase shares from the Company and excludes 13,750 shares subject to unvested options that have not yet become exercisable.
 (9) Includes 1,250 shares subject to an exercisable option to purchase shares from the Company and excludes 8,750 shares subject to unvested options that have not yet become exercisable.
(10) Includes 105,022 shares owned indirectly by Mr. McKeever; 55,707 shares owned indirectly by his wife through a family limited partnership; and 410,444 shares owned indirectly by other members of Mr. McKeever's family through that family limited partnership, of which Mr. McKeever possesses sole voting power as the Managing General Partner and with respect to which he disclaims beneficial ownership. Does not include 5,000 shares subject to an unvested option that has not yet become exercisable.
(11) Includes 184,027 shares owned directly by Mr. Thranhardt and 35,543 shares owned indirectly by him as trustee for members of his family; does not include 155,000 shares subject to unvested options that have not yet become exercisable.
(12) Includes 50,750 shares subject to exercisable options to purchase shares from the Company and excludes 110,750 shares subject to unvested options that have not yet become exercisable.
(13) Includes a total of 198,000 shares subject to exercisable options held by directors and executive officers of the Company to purchase shares from the Company and excludes a total of 560,000 shares subject to unvested options held by such persons that have not yet become exercisable.

  The preceding table does not include 300 shares of the Company's non-voting Class C Preferred Stock, which constitutes all the outstanding shares of that class, held by the former shareholders of Scott Orthopedics, Inc., which was acquired by Hanger on February 13, 1990.

                         DESCRIPTION OF CAPITAL STOCK

  Hanger's authorized capital stock consists of 25,000,000 shares of Common Stock, par value $.01 per share, and 10,000,000 shares of Preferred Stock, par value $.01 per share (the "Preferred Stock"), issuable in series.

COMMON STOCK

  As of June 20, 1997, there were 9,465,811 shares of Common Stock outstanding held by approximately 910 shareholders of record. Holders of Common Stock have one vote for each share held, are not entitled to cumulate their votes for the election of directors and do not have preemptive rights. All shares of Common Stock have equal rights and, subject to the rights of the holders of the Preferred Stock, are entitled to receive such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefor and to share pro-rata in the net assets of Hanger available for distribution to holders of Common Stock upon liquidation. See "Dividend Policy."

  The transfer agent for the Common Stock is ChaseMellon Shareholder Services, New York, New York.

PREFERRED STOCK

  The Company has issued and outstanding one series of Preferred Stock, designated as Class C Preferred Stock, of which 300 shares are outstanding. Previously outstanding shares of Class A, B, D and E Preferred Stock have either been redeemed or converted into Common Stock. The Company also has an authorized Class F Preferred Stock, of which no shares have been, or are planned to be, issued. The Class C Preferred Stock is non-voting and non-convertible, accrues dividends cumulatively at 9% per annum (compounded daily) and is required to be redeemed by Hanger on or before February 1, 2000 for its aggregate liquidation value of $150,000, plus accrued and unpaid dividends.

  Hanger's Board of Directors may, without further action by Hanger's shareholders, direct the issuance of additional shares of Preferred Stock in series and may, at the time of issuance, determine the rights, preferences and limitations of each series. Satisfaction of any dividend preferences of outstanding Preferred Stock would reduce the amount of funds available for the payment of dividends on the Common Stock. Also, the holders of Preferred Stock would normally be entitled to receive a preference payment in the event of any liquidation, dissolution or winding-up of Hanger before any payment is made to the holders of the Common Stock.

  While issuance of Preferred Stock could provide needed flexibility in connection with possible acquisitions and other corporate purposes, such issuance could also make it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company or discourage an attempt to gain control of the Company. Such potential anti-takeover provisions could adversely affect the market price of the Common Stock. In addition, the Board of Directors, without shareholder approval, can issue shares of Preferred Stock with voting and conversion rights which could adversely affect the voting power and other rights of holders of Common Stock.

                                 UNDERWRITING

  Subject to the terms and conditions of the Underwriting Agreement, the Underwriters named below (the "Underwriters"), through their Representatives, Alex. Brown & Sons Incorporated, Montgomery Securities and Legg Mason Wood Walker, Incorporated, have severally agreed to purchase from the Company the following respective numbers of shares of Common Stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of the Prospectus:

                                                                       NUMBER OF
    UNDERWRITER                                                         SHARES
    -----------                                                        ---------
Alex. Brown & Sons Incorporated....................................... 1,286,668
Montgomery Securities................................................. 1,286,666
Legg Mason Wood Walker, Incorporated.................................. 1,286,666
Bear, Stearns & Co. Inc...............................................    90,000
Donaldson, Lufkin & Jenrette Securities Corporation...................    90,000
Goldman, Sachs & Co...................................................    90,000
Morgan Stanley & Co. Incorporated.....................................    90,000
Prudential Securities Incorporated....................................    90,000
Smith Barney Inc......................................................    90,000
Branch, Cabell & Company..............................................    60,000
Chase Securities Inc..................................................    60,000
Ferris, Baker Watts, Inc..............................................    60,000
Ladenburg Thalmann & Co. Inc..........................................    60,000
McDonald & Company Securities, Inc....................................    60,000
Needham & Company, Inc................................................    60,000
The Ohio Company......................................................    60,000
Raymond James & Associates, Inc.......................................    60,000
Rodman & Renshaw, Inc.................................................    60,000
Wheat First Butcher Singer............................................    60,000
                                                                       ---------
  Total............................................................... 5,000,000
                                                                       =========

  The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will purchase all shares of Common Stock offered hereby if any such shares are purchased.

  The Company has been advised by the Representatives of the Underwriters that the Underwriters propose to offer the shares of Common Stock to the public at the public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession not in excess of $0.37 per share. The Underwriters may allow, and such dealers may reallow, a concession not in excess of $0.10 per share to certain other dealers. After the public offering contemplated hereby, the offering price and other selling terms may be changed by the Representatives of the Underwriters.

  The Company has granted the Underwriters an option, exercisable not later than 30 days after the date of this Prospectus, to purchase up to 750,000 additional shares of Common Stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus. To the extent that the Underwriters exercise such option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage thereof that the number of shares of Common Stock to be purchased by it shown in the above table bears to 5,000,000, and the Company will be obligated, pursuant to such option, to sell such shares to the Underwriters. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of the Common Stock offered hereby. If purchased, the Underwriters will offer such additional shares on the same terms as those on which the 5,000,000 shares are being offered.

  The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act.

  The Company and the beneficial owners of approximately 4,030,803 shares of Common Stock have agreed not to offer, sell or otherwise dispose of any shares of Common Stock for a period 90 days after the date of this Prospectus without the prior written consent of Alex. Brown & Sons Incorporated on behalf of the Representatives of the Underwriters. Alex. Brown & Sons Incorporated may, in its sole discretion and at any time without notice, release all or any portion of the Common Stock subject to these lock-up agreements.

  In connection with the Offering of the Common Stock, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the market price of the Common Stock. Specifically, the Underwriters may over-allot shares of the Common Stock in connection with the Offering, thereby creating a short position in the Underwriters' account. Additionally, to cover such short position or to stabilize the market price of the Common Stock, the Underwriters may bid for, and purchase, shares of the Common Stock at a level above that which might otherwise prevail in the open market. The Underwriters are not required to engage in these activities, and, if commenced, any such activities may be discontinued at any time. These activities may be effected on the American Stock Exchange, in the over-the-counter market or otherwise. The Underwriters also may impose a penalty bid whereby they may reclaim selling concessions allowed to an Underwriter or dealer, if the Underwriters repurchase, in stabilizing or covering transactions, shares distributed by that Underwriter or dealer.

  Under Rule 2720 ("Rule 2720") of the Conduct Rules of the National Association of Securities Dealers, Inc. (the "NASD"), when more than 10% of the outstanding voting securities of an issuer are beneficially owned by a member or persons associated with a member of the NASD participating in the distribution of a public offering of equity securities of the issuer, the issuer is presumed to be an "affiliate" of the member, and the offering must be conducted pursuant to the requirements of Rule 2720. Chase Securities Inc., which is an underwriter in the Offering, is related to CVCA, which beneficially owns more than 10% of the outstanding voting securities of the Company, and Mitchell J. Blutt, a director of the Company, is a General Partner of Chase Capital Partners, the sole general partner of CVCA. Accordingly, the Offering is being conducted pursuant to the requirements of Rule 2720.

                                 LEGAL MATTERS

  The validity of the shares of Common Stock offered hereby is being passed upon for the Company by Freedman, Levy, Kroll & Simonds, Washington, D.C. Certain legal matters relating to the sale of the Common Stock offered hereby will be passed upon for the Underwriters by Hogan & Hartson L.L.P., Baltimore, Maryland.

                                    EXPERTS

  The consolidated balance sheets of the Company as of December 31, 1995 and 1996, and the consolidated statements of operations, changes in shareholders' equity and cash flows of the Company for each of the years in the three-year period ended December 31, 1996, the balance sheets of ACOR Orthopaedic, Inc.-- Retail Division as of December 31, 1995 and 1996 and the statements of income, changes in divisional equity and cash flows of that entity for each of the years then ended, and the combined balance sheets of Ft. Walton Orthopedic Inc. and Mobile Limb and Brace Inc. as of December 31, 1995 and 1996 and the related combined statements of income, changes in stockholders' equity and cash flows for the years then ended, have been included herein and in the Registration Statement in reliance upon the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

  The consolidated statements of income, retained earnings and cash flow of JEH for each of the years in the two-year period ended December 31, 1995, have been included herein and in the Registration Statement in reliance upon the report of Windham Brannon, P.C., independent accountants, given on the authority of that firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith, files reports and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy and information statements filed by the Company with the Commission pursuant to the informational requirements of the Exchange Act may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Regional Offices of the
Commission: Northeast Regional Office, 7 World Trade Center, Suite 1300, New York, New York 10048; and Midwest Regional Office, Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material may be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates and such materials may be inspected and copied at the Commission's Web Site (http://www.sec.gov). In addition, reports, proxy statements and other information concerning the Company can be inspected at the offices of the American Stock Exchange, 86 Trinity Place, New York, New York 10006, on which the Common Stock of the Company is listed.

  The Company has filed with the Commission a Registration Statement on Form S-2 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is hereby made to the Registration Statement.

                      DOCUMENTS INCORPORATED BY REFERENCE

  The following documents filed by the Company with the Commission (File No. 1-10670) pursuant to Section 13 of the Exchange Act are hereby incorporated by reference in this Prospectus:

    1. Annual Report on Form 10-K for the fiscal year ended December 31,
       1996.

    2. Quarterly Report on Form 10-Q for the quarter ended March 31, 1997.

    3. Current Reports on Form 8-K filed on April 15, 1997 (and amended on June 13, 1997) and June 5, 1997 (and amended on July 16, 1997).

  Any statement contained herein or in any document incorporated by reference herein will be deemed to be modified or superseded for purposes of this Prospectus to the extent that any statement contained in this Prospectus modifies or supersedes such a statement. Any such statements so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, upon the written or oral request of any such person, a copy of the documents described above (other than exhibits). Requests for such copy should be directed to Hanger Orthopedic Group, Inc., 7700 Old Georgetown Road, Bethesda, Maryland 20814, Attention: Mr. Richard A. Stein, Secretary, telephone number (301) 986-0701.

                         INDEX TO FINANCIAL STATEMENTS

HANGER ORTHOPEDIC GROUP, INC.
Report of Independent Accountants.........................................  F-1
Consolidated balance sheets as of December 31, 1995 and 1996 and
 March 31, 1997 (unaudited)...............................................  F-2
Consolidated statements of operations for the years ended December 31,
 1994, 1995 and 1996 and the quarters ended March 31, 1996 and 1997
 (unaudited)..............................................................  F-4
Consolidated statements of changes in shareholders' equity for the years ended December 31, 1994, 1995 and 1996 and the quarter ended March 31,
 1997 (unaudited).........................................................  F-5
Consolidated statements of cash flows for the years ended December 31,
 1994, 1995 and 1996 and the quarters ended March 31, 1996 and 1997
 (unaudited)..............................................................  F-6
Notes to Consolidated Financial Statements................................  F-7

J.E. HANGER, INC. OF GEORGIA
Report of Independent Accountants......................................... F-21
Balance sheets as of December 3, 1995, 1994 and 1993...................... F-22
Statements of income for the years ended December 31, 1995, 1994 and
 1993..................................................................... F-23
Statements of retained earnings for the years ended December 31, 1995,
 1994 and 1993............................................................ F-24
Statements of cash flows for the years ended December 31, 1995, 1994 and
 1993..................................................................... F-25
Notes to Consolidated Financial Statements................................ F-28
Balance sheet at June 30, 1996 (unaudited)................................ F-34
Statement of income for the six months ended June 30, 1996 (unaudited).... F-35

ACOR ORTHOPAEDIC, INC.--RETAIL DIVISION
Report of Independent Accountants......................................... F-36
Balance sheets as of December 31, 1995 and 1996........................... F-37
Statements of income for the years ended December 31, 1995 and 1996....... F-38
Statements of changes in divisional equity for the years ended December
 31, 1995 and 1996........................................................ F-39
Statements of cash flows for the years ended December 31, 1995 and 1996... F-40

FT. WALTON ORTHOPEDIC INC. AND MOBILE LIMB AND BRACE INC.
Report of Independent Accountants........................................ F-44
Combined balance sheets as of December 31, 1995 and 1996................. F-45
Combined statements of income for the years ended December 31, 1995 and
 1996.................................................................... F-46
Combined statements of changes in stockholders' equity................... F-47
Combined statements of cash flows........................................ F-48
Notes to combined financial statements................................... F-49

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Hanger Orthopedic Group, Inc.

  We have audited the accompanying consolidated balance sheets of Hanger Orthopedic Group, Inc. and Subsidiaries as of December 31, 1995 and 1996 and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Hanger Orthopedic Group, Inc., and Subsidiaries as of December 31, 1995 and 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

Coopers & Lybrand L.L.P.

2400 Eleven Penn Center
Philadelphia, Pennsylvania
March 21, 1997, except as to
    the information presented in
    the third paragraph of
    Note D, for which the date
    is March 27, 1997

                         HANGER ORTHOPEDIC GROUP, INC.

                          CONSOLIDATED BALANCE SHEETS

                                                DECEMBER 31,        MARCH 31,
                                          ------------------------ ------------
                                             1995         1996         1997
                                          ----------- ------------ ------------
                                                                   (UNAUDITED)
                 ASSETS
CURRENT ASSETS
  Cash and cash equivalents.............. $ 1,456,305 $  6,572,402 $  6,720,021
  Accounts receivable, less allowances
   for doubtful accounts of $1,144,000,
   $2,478,800 and 3,052,000 in 1995,
   1996, and 1997, respectively..........  13,324,991   24,321,872   24,528,348
  Inventories............................  10,312,289   15,916,638   15,650,023
  Prepaid and other assets...............   1,040,914    1,595,169    2,756,664
  Deferred income taxes..................     804,499    3,159,280    3,159,280
                                          ----------- ------------ ------------
    Total current assets.................  26,938,998   51,565,361   52,814,336
                                          ----------- ------------ ------------
PROPERTY, PLANT AND EQUIPMENT
  Land...................................   2,991,245    4,269,045    4,269,045
  Buildings..............................   2,592,214    8,017,547    8,168,006
  Machinery and equipment................   3,654,780    6,275,307    6,466,540
  Furniture and fixtures.................   1,575,493    2,095,900    2,124,041
  Leasehold improvements.................   1,184,782    2,139,207    2,287,630
                                          ----------- ------------ ------------
                                           11,998,514   22,797,006   23,315,262
  Less accumulated depreciation and
   amortization..........................   4,232,858    5,497,809    6,027,606
                                          ----------- ------------ ------------
                                            7,765,656   17,299,197   17,287,656
                                          ----------- ------------ ------------
INTANGIBLE ASSETS
  Excess cost over net assets acquired...  27,133,528   63,935,447   66,405,465
  Non-compete agreements.................   4,786,371    1,981,329    2,031,329
  Other intangible assets................   3,825,240    6,152,607    6,192,616
                                          ----------- ------------ ------------
                                           35,745,139   72,069,383   74,629,410
  Less accumulated amortization..........   9,035,394    6,917,960    7,548,143
                                          ----------- ------------ ------------
                                           26,709,745   65,151,423   67,081,267
                                          ----------- ------------ ------------
OTHER ASSETS
  Other..................................     385,662      925,446      975,083
                                          ----------- ------------ ------------
TOTAL ASSETS............................. $61,800,061 $134,941,427 $138,158,342
                                          =========== ============ ============

   The accompanying notes are an integral part of the consolidated financial statements.

                         HANGER ORTHOPEDIC GROUP, INC.

                          CONSOLIDATED BALANCE SHEETS


                                              DECEMBER 31,
                                        -------------------------   MARCH 31,
                                           1995          1996          1997
                                        -----------  ------------  ------------
                                                                   (UNAUDITED)
 LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
  Current portion of long-term debt...  $ 1,828,953  $  4,902,572  $  6,052,939
  Accounts payable....................    1,612,401     4,141,993     2,834,080
  Accrued expenses....................      710,510     7,815,028     9,222,640
  Customer deposits...................      489,758       578,219       706,173
  Accrued compensation related cost...    1,495,013     8,321,395     4,887,416
  Deferred revenue....................      180,587       306,998       286,512
                                        -----------  ------------  ------------
    Total current liabilities.........    6,317,222    26,066,205    23,989,760
                                        -----------  ------------  ------------
Long-term debt........................   22,925,124    64,297,801    68,815,270
Deferred income taxes.................      706,965     2,377,627     2,377,627
Other liabilities.....................      305,499     2,188,278     2,260,854
Mandatorily redeemable preferred stock
 class C, 300 shares authorized,
 liquidation preference of $500 per
 share (See Note N)...................      253,886       277,701       283,996
Mandatorily redeemable preferred stock
 class F, 100,000 shares authorized,
 liquidation preference of $1,000 per
 share (See Note N)...................          --            --            --
Commitments and contingent
 liabilities..........................
SHAREHOLDERS' EQUITY
  Common Stock, $.01 par value;
   25,000,000 shares authorized,
   8,424,039; 9,449,129 and 9,493,766
   shares issued and 8,290,544;
   9,315,634 and 9,360,270 shares
   outstanding in 1995, 1996 and 1997,
   respectively.......................       84,241        94,492        94,938
  Additional paid-in capital..........   33,574,058    41,008,363    41,087,022
  Accumulated deficit.................   (1,711,372)     (713,478)      (95,563)
                                        -----------  ------------  ------------
                                         31,946,927    40,389,377    41,086,397
  Treasury stock, cost--(133,495
   shares)............................     (655,562)     (655,562)     (655,562)
                                        -----------  ------------  ------------
                                         31,291,365    39,733,815    40,430,835
                                        -----------  ------------  ------------
TOTAL LIABILITIES & SHAREHOLDERS'
 EQUITY...............................  $61,800,061  $134,941,427  $138,158,342
                                        ===========  ============  ============

   The accompanying notes are an integral part of the consolidated financial statements.

                         HANGER ORTHOPEDIC GROUP, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                     QUARTERS ENDED
                               YEARS ENDED DECEMBER 31,                 MARCH 31,
                          -------------------------------------  ------------------------
                             1994         1995         1996         1996         1997
                          -----------  -----------  -----------  -----------  -----------
                                                                       (UNAUDITED)
Net sales...............  $50,300,297  $52,467,899  $66,805,944  $12,229,029  $30,949,614
Cost of products and
 services sold..........   23,208,944   24,572,089   32,233,373    5,884,724   16,229,929
                          -----------  -----------  -----------  -----------  -----------
Gross profit............   27,091,353   27,895,810   34,572,571    6,344,305   14,719,685
Selling, general and
 administrative.........   21,340,148   19,361,701   24,549,802    4,997,078   10,924,635
Depreciation and
 amortization...........    2,435,727    2,005,113    2,016,390      476,155      749,305
Amortization of excess
 cost over net assets
 acquired...............      701,018      686,275      832,075      169,615      409,512
Restructuring cost......      459,804          --           --           --           --
Loss from disposal of
 assets.................    2,150,310          --           --           --           --
Acquisition costs.......          --           --     1,297,819          --           --
Integration costs.......          --           --     1,181,694          --           --
                          -----------  -----------  -----------  -----------  -----------
Income from continuing
 operations.............        4,346    5,842,721    4,694,791      701,457    2,636,233
Interest expense........   (1,745,781)  (2,056,140)  (2,546,561)    (393,236)  (1,527,269)
Other expense, net......     (180,940)    (106,644)    (177,216)     (45,512)     (43,749)
                          -----------  -----------  -----------  -----------  -----------
Income (loss) from
 continuing operations
 before taxes and
 extraordinary item.....   (1,922,375)   3,679,937    1,971,014      262,709    1,065,215
Provision for income
 taxes..................      358,029    1,544,498      889,886      112,700      447,300
                          -----------  -----------  -----------  -----------  -----------
Income (loss) from
 continuing operations
 before extraordinary
 item...................   (2,280,404)   2,135,439    1,081,128      150,009      617,915
                          -----------  -----------  -----------  -----------  -----------
Loss from discontinued
 operations.............     (247,655)         --           --           --           --
Loss from sale of
 discontinued
 operations.............     (159,379)         --           --           --           --
                          -----------  -----------  -----------  -----------  -----------
Income (loss) before
 extraordinary item.....   (2,687,438)   2,135,439    1,081,128      150,009      617,915
                          -----------  -----------  -----------  -----------  -----------
Extraordinary loss on
 early extinguishment of
 debt, net of tax.......          --           --       (83,234)         --           --
                          -----------  -----------  -----------  -----------  -----------
Net income (loss).......  $(2,687,438) $ 2,135,439  $   997,894  $   150,009  $   617,915
                          ===========  ===========  ===========  ===========  ===========
Income (loss) from
 continuing operations
 before extraordinary
 item applicable to
 common stock...........  $(2,300,286) $ 2,113,640  $ 1,057,313  $   144,254  $   611,620
                          ===========  ===========  ===========  ===========  ===========
Income (loss) per common
 share:
Income (loss) from
 continuing operations
 before extraordinary
 item...................  $     (0.28) $      0.26  $      0.12  $      0.02  $      0.06
Loss from discontinued
 operations.............        (0.03)         --           --           --           --
Loss from sale of
 discontinued
 operations.............        (0.02)         --           --           --           --
Extraordinary loss on
 early extinguishment of
 debt...................          --           --         (0.01)         --           --
                          -----------  -----------  -----------  -----------  -----------
Net income (loss) per
 common share...........  $     (0.33) $      0.26  $      0.11  $      0.02  $      0.06
                          ===========  ===========  ===========  ===========  ===========
Weighted average number
 of common shares
 outstanding used in
 computing net income
 (loss) per common
 share..................    8,290,276    8,290,544    8,663,161    8,324,263    9,977,853

   The accompanying notes are an integral part of the consolidated financial statements.

                         HANGER ORTHOPEDIC GROUP, INC.

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
          FOR THE YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996 AND THE
                    QUARTER ENDED MARCH 31, 1997 (UNAUDITED)

                                            ADDITIONAL
                           COMMON   COMMON    PAID-IN    ACCUMULATED  TREASURY     DEFERRED
                           SHARES    STOCK    CAPITAL      DEFICIT      STOCK    COMPENSATION    TOTAL
                          --------- ------- -----------  -----------  ---------  ------------ -----------
Balance, December 31,
 1993...................  8,257,891 $83,914 $33,416,066  $(1,159,373) $(655,562)   $(4,197)   $31,680,848
Issuance of Common Stock
 for purchase of
 Columbia Brace.........     32,653     327     199,673          --         --         --         200,000
Amortization of deferred
 compensation...........        --      --          --           --         --       4,197          4,197
Preferred dividends
 declared...............        --      --      (19,882)         --         --         --         (19,882)
Net Loss................        --      --          --    (2,687,438)       --         --      (2,687,438)
                          --------- ------- -----------  -----------  ---------    -------    -----------
Balance, December 31,
 1994...................  8,290,544  84,241  33,595,857   (3,846,811)  (655,562)       --      29,177,725
Preferred dividends
 declared...............        --      --      (21,799)         --         --         --         (21,799)
Net Income..............        --      --          --     2,135,439        --         --       2,135,439
                          --------- ------- -----------  -----------  ---------    -------    -----------
Balance, December 31,
 1995...................  8,290,544  84,241  33,574,058   (1,711,372)  (655,562)       --      31,291,365
                          --------- ------- -----------  -----------  ---------    -------    -----------
Preferred dividends
 declared...............        --      --      (23,815)         --         --         --         (23,815)
Issuance of Common Stock
 in connection with the
 exercise of stock
 options................     13,758     138      46,733          --         --         --          46,871
Issuance of Common Stock
 in connection with the
 exercise of stock
 warrants...............     11,332     113        (113)         --         --         --             --
Issuance of Common Stock
 in connection with the
 purchase of JEH........  1,000,000  10,000   5,240,000          --         --         --       5,250,000
Issuance of warrants in
 connection with the
 purchase of JEH........        --      --      133,000          --         --         --         133,000
Issuance of warrants in
 connection with the
 Senior Subordinated
 Note Agreement.........        --      --    2,038,500          --         --         --       2,038,500
Net Income..............        --      --          --       997,894        --         --         997,894
                          --------- ------- -----------  -----------  ---------    -------    -----------
Balance, December 31,
 1996...................  9,315,634  94,492  41,008,363     (713,478)  (655,562)       --      39,733,815
                          --------- ------- -----------  -----------  ---------    -------    -----------
Preferred dividends
 declared...............        --      --       (6,295)         --         --         --          (6,295)
Net Income..............        --      --          --       617,915        --         --         617,915
Issuance of Common Stock
 in connection with the
 exercise of stock
 options................      9,636      96         (96)         --         --         --             --
Issuance of Common Stock
 in connection with the
 exercise of stock
 warrants...............     35,000     350      85,050          --         --         --          85,400
                          --------- ------- -----------  -----------  ---------    -------    -----------
Balance, March 31,
 1997...................  9,360,270 $94,938 $41,087,022  $   (95,563) $(655,562)       --     $40,430,835
                          ========= ======= ===========  ===========  =========    =======    ===========

   The accompanying notes are an integral part of the consolidated financial statements.

                         HANGER ORTHOPEDIC GROUP, INC.

                      CONSOLIDATED STATEMENTS OF CASH FLOW

                                YEARS ENDED DECEMBER 31,          QUARTERS ENDED MARCH 31,
                          --------------------------------------  --------------------------
                             1994         1995          1996          1996          1997
                          -----------  -----------  ------------  ------------  ------------
                                                                         (UNAUDITED)
Cash flow from operating
 activities:
 Net income (loss)......  $(2,687,438) $ 2,135,439  $    997,894  $    150,008  $    617,915
Adjustments to reconcile
 net income (loss) to
 net cash provided by
 (used in) continuing
 operations:
 Discontinued
  operations............      426,991          --            --            --            --
 Loss from sale of
  discontinued
  operations............      274,791          --            --            --            --
 Loss from sale of
  disposal of assets....    2,150,310          --            --            --            --
 Provision for bad
  debt..................      973,678    1,008,731     1,629,065       236,503       999,208
 Amortization of
  deferred
  compensation..........        4,197          --            --            --            --
 Depreciation and
  amortization..........    2,435,727    2,005,113     2,016,390       476,155       749,305
 Amortization of excess
  cost over net assets
  acquired..............      701,018      686,275       832,075       169,615       409,512
 Amortization of debt
  discount..............          --           --         42,469           --        318,515
 Deferred taxes.........     (629,674)     631,899      (684,119)          --            --
 Extraordinary loss on
  early extinguishment
  of debt...............          --           --        138,724           --            --
 Changes in assets and
  liabilities, net of
  effects from acquired
  companies:
 Accounts receivable....   (3,639,274)  (1,922,572)   (2,772,619)      789,170    (1,145,684)
 Inventories............   (1,169,232)    (800,933)      737,104      (122,556)      274,166
 Prepaid and other
  assets................      131,714      108,112      (199,638)     (413,599)   (1,161,495)
 Other assets...........        3,782      151,367        27,342         8,341       (49,638)
 Accounts payable.......      (54,555)      48,462       361,441       194,358    (1,314,988)
 Accrued expenses.......      776,860     (618,105)      709,638       131,530     1,407,612
 Accrued wages & payroll
  taxes.................     (116,852)      72,272     1,942,581      (177,539)   (3,433,979)
 Customer deposits......      143,070       97,036        88,461      (183,771)      127,954
 Deferred revenue.......      (22,691)      82,897       126,411         3,833       (20,486)
 Other liabilities......      156,884       35,628       (66,459)      (85,955)       72,577
                          -----------  -----------  ------------  ------------  ------------
Net cash provided by
 (used in) continuing
 operations.............     (140,694)   3,721,621     5,926,760     1,176,093    (2,149,506)
Net cash used in
 discontinued
 operations.............     (172,146)         --            --            --            --
                          -----------  -----------  ------------  ------------  ------------
Net cash provided by
 (used in) operating
 activities.............     (312,840)   3,721,621     5,926,760     1,176,093    (2,149,506)
                          -----------  -----------  ------------  ------------  ------------
Cash flow from investing
 activities:
 Purchase of fixed
  assets................   (1,114,551)    (934,798)   (1,239,364)     (158,891)     (495,970)
 Acquisitions, net of
  cash..................   (2,599,133)    (273,939)  (37,671,754)          --     (2,301,618)
 Purchase of patent.....      (59,382)     (70,552)      (31,840)      (10,513)      (40,009)
 Proceeds from sale of
  certain assets........      180,806          --            --            --            --
 Purchase of non-compete
  agreements............     (480,500)     (35,000)     (200,000)          --        (50,000)
 Decrease in other
  intangibles...........     (265,624)     (24,321)       (7,596)       (1,045)          --
                          -----------  -----------  ------------  ------------  ------------
Net cash used in
 investing activities...   (4,338,384)  (1,338,610)  (39,150,554)     (170,449)   (2,887,597)
                          -----------  -----------  ------------  ------------  ------------
Cash flow from financing
 activities:
 Net borrowings
  (repayments) under
  revolving credit
  agreement.............    2,635,449     (100,000)  (12,700,000)     (900,000)      500,000
 Proceeds from the sale
  of Common Stock.......          --           --         46,871           --         85,400
 Proceeds from long-term
  debt..................    5,000,000          --     65,000,000           --      5,500,000
 Repayment of debt......   (3,276,608)  (1,882,706)  (11,040,029)     (415,639)     (900,678)
 (Increase) decrease in
  financing costs.......      (63,393)       7,619    (2,966,951)          --            --
                          -----------  -----------  ------------  ------------  ------------
Net cash provided by
 (used in) financing
 activities.............    4,295,448   (1,975,087)   38,339,891    (1,315,639)    5,184,722
                          -----------  -----------  ------------  ------------  ------------
Increase (decrease) in
 cash and cash
 equivalents............     (355,776)     407,924     5,116,097      (309,995)      147,619
Cash and cash
 equivalents at
 beginning of
 year/period............    1,404,157    1,048,381     1,456,305     1,456,305     6,572,402
                          -----------  -----------  ------------  ------------  ------------
Cash and cash
 equivalents at end of
 year/period............  $ 1,048,381  $ 1,456,305  $  6,572,402  $  1,146,310  $  6,720,021
                          ===========  ===========  ============  ============  ============

   The accompanying notes are an integral part of the consolidated financial statements.

                         HANGER ORTHOPEDIC GROUP, INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A--THE COMPANY

  Hanger Orthopedic Group, Inc. is one of the nation's largest professional practice management companies in the O&P rehabilitation industry. In addition to providing O&P patient-care services through its operating subsidiaries, the Company also manufactures and distributes components and finished patient-care products to the O&P industry primarily in the United States. Hanger's largest subsidiary, Hanger Prosthetics & Orthotics, Inc. formerly known as J.E. Hanger, Inc., was founded in 1861 by a Civil War amputee and is the oldest company in the O&P industry in the United States. Orthotics is the design, fabrication, fitting and supervised use of custom-made braces and other devices that provide external support to treat musculoskeletal disorders. Prosthetics is the design, fabrication and fitting of custom-made artificial limbs.


NOTE B--SIGNIFICANT ACCOUNTING POLICIES

  Principles of Consolidation: The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany transactions and balances have been eliminated.

  Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Cash and Cash Equivalents: Cash includes currency on hand and demand deposits with high quality financial institutions. Management considers all highly liquid investments with original maturities of three months or less at the date of purchase to be cash equivalents. At various times throughout the year, the Company maintains cash balances in excess of FDIC limits.

  Fair Value of Financial Instruments: At December 31, 1995 and 1996, the carrying value of financial instruments such as cash and cash equivalents, trade receivables, trade payables, and debt approximates fair value.

  Inventories: Inventories, which consist principally of purchased parts, are stated at the lower of cost or market using the first-in, first-out (FIFO) method.

  Long-Lived Asset Impairment: Effective January 1, 1996, the Company adopted Statement of Financial Accounting Standards ("SFAS") 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." The provisions of SFAS 121 require the Company to review its long-lived assets for impairment on an exception basis whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable through future cash flows. If it is determined that an impairment loss has occurred based on expected cash flows, then the loss is recognized in the income statement. The adoption of SFAS 121 did not have an effect on the Company's consolidated financial statements.

  Property, Plant and Equipment: Property, plant and equipment are recorded at cost. The cost and related accumulated depreciation of assets sold, retired or otherwise disposed of are removed from the respective accounts, and any resulting gains or losses are included in the statement of operations. Depreciation is computed for financial reporting purposes using the straight-line method over the estimated useful lives of the related assets. Depreciation expense was approximately $1,090,000, $1,136,000 and $1,288,000 for the years ended December 31, 1994, 1995 and 1996, respectively and $288,000 and $530,000 for the quarters ended March 31, 1996 and 1997, respectively.

                         HANGER ORTHOPEDIC GROUP, INC.

  Intangible Assets: Intangible assets, including non-compete agreements, are recorded based on agreements entered into by the Company and are being amortized over their estimated useful lives ranging from 5 to 7 years using the straight-line method. Other intangible assets are recorded at cost and are being amortized over their estimated useful lives of up to 16 years using the straight-line method. Excess cost over net assets acquired represents the excess of purchase price over the value assigned to net identifiable assets of purchased businesses and is being amortized using the straight-line method over 40 years. It is the Company's policy to periodically review and evaluate whether there has been a permanent impairment in the value of excess cost over net assets acquired and other intangible assets. Factors considered in the evaluation include current operating results, trends, prospects and anticipated undiscounted future cash flows. Fully amortized intangible assets amounting to approximately $3,225,000 were removed from the financial statements at December 31, 1996.

  Pre-opening Costs: The Company capitalizes certain costs relating to the pre-opening of new patient-care centers. These costs are amortized over a twelve-month period using the straight-line method commencing on the date in which the patient-care center opens.

  Revenue Recognition: Revenue on the sale of orthotic and prosthetic devices is recorded when the device is accepted by the patient. Revenues from referral service contracts is recognized over the term of the contract. Deferred revenue represents billings made prior to the final fitting and acceptance by the patient and unearned service contract revenue. Revenue is recorded at its net realizable value taking into consideration all governmental and contractual discounts.

  Credit Risk: The Company primarily provides services and customized devices throughout the United States and is reimbursed by the patients' third-party insurers or governmentally funded health insurance programs. The Company performs ongoing credit evaluations of its distribution customers. The accounts receivable are not collateralized. The ability of the Company's debtors to meet their obligations is dependent upon the financial stability of the insurers of the Company's customers and future legislation and regulatory actions. Additionally, the Company maintains reserves for potential losses from these receivables that historically have been within management's expectations.

  Income Taxes: Income taxes are determined in accordance with SFAS 109, which requires recognition of deferred income tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred income tax liabilities and assets are determined based on the difference between financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. SFAS 109 also provides for the recognition of deferred tax assets if it is more likely than not that the assets will be realized in future years.

  Net Income (Loss) Per Common Share: Net income per common share is calculated using the weighted average of common and common equivalent shares outstanding during the year. Common equivalent shares are attributable to unexercised stock options and warrants. In the years ended 1994, 1995 and 1996 and the quarters ended March 31, 1996 and 1997, common equivalents which would be considered in a fully diluted calculation are not included in the per share calculation as the effect is not material. Income (loss) from continuing operations before extraordinary item applicable to Common Stock has been adjusted for the dividends declared applicable to certain classes of cumulative preferred stock.

  Stock-Based Compensation: Compensation costs attributable to stock option and similar plans are recognized based on any difference between the quoted market price of the stock on the date of the grant over the amount the employee is required to pay to acquire the stock (the intrinsic value method under

                         HANGER ORTHOPEDIC GROUP, INC.

Accounting Principles Board Opinion 25). Such amount, if any, is accrued over the related vesting period, as appropriate. SFAS 123, "Accounting for Stock-Based Compensation," requires companies electing to continue to use the intrinsic value method to make pro forma disclosures of net income and earnings per share as if the fair value based method of accounting had been applied. The Company has adopted the disclosure only provisions of SFAS 123.

  New Accounting Standard: In February 1997, the Financial Accounting Standards Board issued SFAS 128, "Earnings per Share," which will replace the current rules for earnings per share computations, presentation and disclosure. Under the new standard, basic earnings per share excludes dilution and is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue Common Stock were exercised or converted into Common Stock. SFAS 128 requires a dual presentation of basic and diluted earnings per share on the face of the income statement.

  The Company will be required to adopt SFAS 128 in the fourth quarter of 1997 and, as required by the standard, will restate all prior period earnings per share data. The Company's new earnings per share amounts as calculated under SFAS 128 are not expected to be materially different from those computed under the present accounting standard.

  Interim Financial Information: The accompanying unaudited consolidated interim financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions for Form 10-Q and Rule 10-01 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the quarter ended March 31, 1997 are not necessarily indicative of the results that may be expected for the year ending December 31, 1997.

  Reclassifications: Certain previously reported amounts have been reclassified to conform with the current presentation.

                         HANGER ORTHOPEDIC GROUP, INC.

NOTE C--SUPPLEMENTAL CASH FLOW FINANCIAL INFORMATION

  The following are the supplemental disclosure requirements for the statements of cash flows:

                                                               QUARTERS ENDED
                                 YEARS ENDED DECEMBER 31,         MARCH 31,
                             -------------------------------- -----------------
                                1994       1995       1996      1996     1997
                             ---------- ---------- ---------- -------- --------
                                                                 (UNAUDITED)
Cash paid during the period
 for:
  Interest.................  $1,690,742 $2,166,877 $2,273,629 $542,255 $641,926
  Income taxes.............     212,000    712,800  1,893,990  207,780      --
Non-cash financing and
 investing activities:
Preferred dividends
 declared..................      19,882     21,799     23,815    5,755    6,295
Issuance of notes in
 connection with
 acquisition...............   1,925,000    175,000        --       --   250,000
Issuance of Common Stock in
 connection with
 acquisition...............     200,000        --   5,250,000      --       --
Issuance of warrants in
 connection with
 acquisition...............         --         --     133,000      --       --
Issuance of warrants in
 connection with Senior
 Subordinated Notes........         --         --   2,038,500      --       --
Issuance of Common Stock in
 connection with exercise
 of warrants/options.......         --         --         113      --        96

NOTE D--ACQUISITIONS AND SALE OF ASSETS

  During 1994, the Company acquired the net assets of several orthotic and prosthetic companies and one manufacturer of orthotic devices. The purchase price for these companies was $2,780,000 in cash, plus $1,925,000 in notes and 32,653 shares of Common Stock valued at $200,000. The notes are payable over one to five years with interest from 6% to 7%.

  During 1995, the Company acquired two orthotic and prosthetic companies. The aggregate purchase price was $385,000 comprised of $210,000 in cash and $175,000 in promissory notes. The cash portion of the purchase prices for these acquisitions was borrowed under the Company's revolving credit facility.

  During 1996, the Company acquired one orthotic and prosthetic company, J.E. Hanger, Inc. of Georgia, pursuant to the terms of a Merger Agreement. As of the acquisition date, JEH, headquartered in Alpharetta, Georgia, operated 94 patient-care centers and five warehouses located primarily in the Mid-Atlantic and Southeastern United States. Under the terms of the agreement, which became effective on November 1, 1996, the Company paid JEH shareholders $44.0 million in cash and issued 1.0 million shares of Company Common Stock and paid an additional $1,783,000 to former JEH shareholders on March 27, 1997 pursuant to provisions in the Merger Agreement calling for a post-closing adjustment. In addition, the Company issued 35,000 warrants to one JEH noteholder in order to facilitate assumption of this debt under the same terms and conditions that had existed prior to the acquisition. Included in accrued expenses at December 31, 1996, is approximately $3,119,000 and $1,554,000 of severence and relocation costs incurred in connection with the acquisition of JEH.

  All of the above acquisitions have been accounted for as business combinations in accordance with the purchase method. The results of operations for these acquisitions are included in the Company's results of operations from their date of acquisition. Excess cost over net assets acquired in these

                         HANGER ORTHOPEDIC GROUP, INC.

acquisitions amounting to approximately $376,000 and $36,699,000 in 1995 and 1996, respectively, are amortized using the straight-line method over 40 years.

  The following table summarizes the unaudited consolidated pro forma information, assuming the acquisitions had occurred at the beginning of each of the following periods:

                                                          1995         1996
                                                      ------------ ------------
      Net sales...................................... $112,292,000 $122,946,000
      Income from operations.........................   10,938,243    8,728,783
      Net income.....................................    2,535,567    1,225,925
      Net income per common share....................          .27          .12

  The pro forma results do not necessarily represent results which would have occurred if the acquisitions had taken place at the beginning of each period, nor are they indicative of the results of future combined operations.

  During 1994 the Company commenced discussions and on March 23, 1995, the Company entered into an agreement to sell certain assets related to its operations in southern California for $288,000 under a 10-year promissory note bearing interest at 8%. As a result, the Company recorded a loss in 1994 of $2,150,000, which primarily consisted of the write-off of the related goodwill.

  During the first quarter of 1997, the Company acquired one orthotic and prosthetic company. The aggregate purchase price was $500,000, comprised of $250,000 in cash and $250,000 in promissory notes. The cash portion of this acquisition was borrowed under the Company's acquisition loan facility.

NOTE E--DISCONTINUED OPERATIONS

  In the fourth quarter of 1993, the Company declared its intent to seek a buyer for the assets of its subsidiary, Apothecaries, Inc. On September 30, 1994, the Company sold those assets for $181,000 in cash and reported a loss on the sale of $159,379 (net of a tax benefit of $115,412). Apothecaries has been classified in the Consolidated Statements of Operations as a discontinued operation, with all revenue, expenses and other income having been excluded from continuing operations.

  The operating results of Apothecaries for the nine months ended September 30, 1994, were as follows:

                                                                       1994
                                                                    ----------
      Sales........................................................ $1,294,341
      Loss before taxes............................................   (426,991)
      Tax benefit..................................................   (179,336)
                                                                    ----------
      Loss from discontinued operations............................ $ (247,655)
                                                                    ==========

NOTE F--RESTRUCTURING COSTS

  Results of operations for 1994 include a charge of $460,000 which was recorded in the fourth quarter for costs associated with the closing of several patient-care centers in conjunction with management's plan to consolidate the Company's operations. The restructuring charges include future rental payments on buildings that the Company has abandoned, for which the leases cannot be cancelled and subleasing attempts have been unsuccessful.

                         HANGER ORTHOPEDIC GROUP, INC.

NOTE G--INVENTORY

  Inventories at December 31, 1995 and 1996 and March 31, 1997 consist of the following:

                                                  DECEMBER 31,        MARCH 31,
                                             ----------------------- -----------
                                                1995        1996        1997
                                             ----------- ----------- -----------
                                                                     (UNAUDITED)
      Raw materials......................... $ 6,603,619 $ 7,504,442 $ 7,592,991
      Work in-process.......................   1,107,289     831,632     916,755
      Finished goods........................   2,601,381   7,580,564   7,140,277
                                             ----------- ----------- -----------
                                             $10,312,289 $15,916,638 $15,650,023
                                             =========== =========== ===========

NOTE H--LONG-TERM DEBT

  Long-term debt consists of the following at December 31, 1995 and 1996:

                                                           1995        1996
                                                        ----------- -----------
A Term Loan Commitment payable in quarterly
 installments through December 2001 with interest
 payable monthly at the Company's option of either the
 Bank's prime rate plus 1.75%, or the one, three or
 six month LIBOR plus 2.75%. (8.31% at December 31,
 1996). The base interest rate is subject to a floor
 of 5.32% and a cap of 7.0% by an agreement that
 became effective on December 31, 1996 and terminates
 on September 30, 1999................................  $       --  $29,000,000
B Term Loan Commitment payable in quarterly
 installments through December 2003 with interest
 payable monthly at the Company's option of either the
 Bank's prime rate plus 2.25%, or the one, three or
 six month LIBOR plus 3.25% (8.81% at December 31,
 1996)................................................          --   28,000,000
8% Senior Subordinated Notes with detachable warrants
 due November 2004, net of unamortized discount of
 $1,996,031, 11.19% effective interest rate...........          --    6,003,969
Revolving credit facility expiring in June, 1997 with
 interest payable monthly at the Company's option of
 either the Bank's prime rate plus .25% or the three
 month LIBOR plus 2.50% (8.175% and 8.75% at December
 31, 1995)............................................   12,700,000         --
Senior term loans, with principal and interest payable
 monthly and with one loan at the Bank's prime rate
 plus .75%, with the remaining loans at the Company's
 option of either the Bank's prime rate plus .50% or
 the three-month LIBOR plus 2.75% (9.25% and 8.44% at
 December 31, 1995) with balloon payments due in No-
 vember and December 1998.............................    4,596,663         --
8.5% Convertible Junior Subordinated Note.............    4,000,000         --
8.25% Convertible Junior Subordinated Note............    1,000,000         --
Subordinated seller notes, non-collateralized net of
 unamortized discount of $612,696, with principle and
 interest payable in either monthly or quarterly
 installments at effective interest rates ranging from
 6% to 11%, maturing through January 2009 ............    2,375,609   5,574,793
Other miscellaneous obligations with principle and in-
 terest payable in either monthly or annual install-
 ments at interest rates ranging from 6% to 10% matur-
 ing through December 2007............................       81,805     621,611
                                                        ----------- -----------
                                                         24,754,077  69,200,373
Less current portion..................................    1,828,953   4,902,572
                                                        ----------- -----------
                                                        $22,925,124 $64,297,801
                                                        =========== ===========

                         HANGER ORTHOPEDIC GROUP, INC.

  In November 1996, the Company entered into a new $90,000,000 Credit Agreement with a syndication of banks which provides for a: (i) "A Term Loan" in the principal amount of $29,000,000 with scheduled incrementally varying quarterly repayments commencing March 1997 through December 2001; (ii) "B Term Loan" in the principal amount of $28,000,000 with scheduled varying quarterly repayments commencing March 1997 through December 2003; (iii) $25,000,000 Acquisition Loan Commitment and; (iv) $8,000,000 Revolving Loan Commitment.

  The Acquisition Loan Commitment and Revolving Loan Commitment bear interest at the Company's option of either the Prime Lending Rate plus 1.75%, or the one, three or six month LIBOR plus 2.75%. The Credit Agreement is collateralized by substantially all the assets of the Company and contains certain affirmative and negative covenants customary in an agreement of this nature.

  The Credit Agreement provides for an initial commitment fee of 2.625% on the total $90,000,000 facility and an annual fee of .5% per year on the aggregate unused portion of the Credit Agreement. As of December 31, 1996, the Company had no outstanding balances on both the Acquisition and Revolving Loan Commitments.

  The Company has entered into an interest rate swap agreement to reduce the impact of changes in interest rates on its A Term Loan Commitment. At December 31, 1996, the Company had an outstanding interest rate swap agreement with a commercial bank, having a total notional principle amount of $28,500,000. The agreement effectively minimizes the Company's base interest rate exposure between a floor of 5.32% and a cap of 7.0%. The interest rate swap agreement matures on September 30, 1999. The Company is exposed to credit loss in the event of non-performance by the other party to the interest rate swap agreement. However, the Company does not anticipate non-performance by the counterparties.

  In November 1996, the Company also entered into a Senior Subordinated Note Purchase Agreement in the principal amount of $8,000,000 which is due in its entirety November 2004 bearing interest at 8.0%. Upon entering into this Agreement, the Company issued 1,600,000 warrants to noteholders. This transaction resulted in the Company recording a debt discount of $2,038,500 which is being amortized ratably over the life of the notes. The Note Purchase Agreement is subordinate to the Credit Agreement and contains covenants restricting the payment of dividends, the incurrence of indebtedness and the making of acquisitions and other transactions. It should be noted that a shareholder owns 50% of the Senior Subordinated Notes.

  The Company used the proceeds of the A Term Loan, B Term Loan and Senior Subordinated Notes to finance the acquisition of JEH and to repay all amounts then outstanding under the Revolving credit facility, Senior Financing Facility, the 8.5% Convertible Junior Subordinated Note and the 8.25% Convertible Junior Subordinate Note. In connection with this transaction, the Company recorded an extraordinary charge of $138,724 pre-tax, $83,234 after tax, or $.01 per share for the write-off of unamortized discounts and financing costs, in 1996.

  Maturities of long-term debt, at December 31, 1996, are as follows:

      1997.......................................................... $ 4,902,572
      1998..........................................................   7,141,513
      1999..........................................................   7,774,296
      2000..........................................................   8,628,500
      2001..........................................................   9,388,507
      Thereafter....................................................  31,364,985
                                                                     -----------
                                                                     $69,200,373
                                                                     ===========

                         HANGER ORTHOPEDIC GROUP, INC.

NOTE I--INCOME TAXES

  The provisions for income taxes for the years ended December 31, 1994, 1995 and 1996 consisted of the following:

                                                1994        1995       1996
                                              ---------  ---------- ----------
Current:
  Federal.................................... $ 454,955  $  541,626 $1,146,564
  State......................................   238,000     370,973    427,441
                                              ---------  ---------- ----------
Total........................................   692,955     912,599  1,574,005
Deferred:
  Federal and State..........................  (334,926)    631,899   (684,119)
                                              ---------  ---------- ----------
Provision for income taxes on income before
 discontinued operations and extraordinary
 item........................................   358,029   1,544,498    889,886
Tax benefit from discontinued operations.....  (179,336)        --         --
Tax benefit from sale of discontinued
 operations..................................  (115,412)        --         --
Tax benefit from extraordinary item..........       --          --     (55,489)
                                              ---------  ---------- ----------
Provision for income taxes................... $  63,281  $1,544,498 $  834,397
                                              =========  ========== ==========

  A reconciliation of the federal statutory tax rate to the effective tax rate for the years ended December 31, 1994, 1995 and 1996 is as follows:

                                                 1994        1995       1996
                                               ---------  ----------  --------
Federal statutory tax rate...................  $(653,608) $1,251,349  $670,145
Increase (reduction) in taxes resulting from:
State income taxes (net of federal effect)...    151,080     249,047    98,573
Amortization of the excess cost over net
 assets acquired.............................    178,160      92,777    92,777
Disposal of assets...........................    459,340         --        --
Valuation allowance..........................     70,000     (70,000)      --
Other, net...................................    153,057      21,325    28,391
                                               ---------  ----------  --------
Provision for income taxes on income before
 extraordinary item..........................    358,029   1,544,498   889,886
Tax benefit from discontinued operations.....   (179,336)        --        --
Tax benefit from sale of discontinued
 operations..................................   (115,412)        --        --
Tax benefit from extraordinary item..........        --          --    (55,489)
                                               ---------  ----------  --------
Provision for income taxes...................  $  63,281  $1,544,498  $834,397
                                               =========  ==========  ========

                         HANGER ORTHOPEDIC GROUP, INC.

  Temporary differences and carry forwards which give rise to deferred tax assets and liabilities as of December 31, 1995 and 1996 are as follows:

                                                             1995       1996
                                                          ---------- ----------
Deferred Tax Liabilities:
Book basis in excess of tax.............................. $  775,838 $  775,838
Depreciation and amortization............................    666,920  2,498,527
                                                          ---------- ----------
                                                           1,442,758  3,274,365
                                                          ---------- ----------
Deferred Tax Assets:
Net operating loss, Federal..............................    369,624    319,039
Net operating loss, States...............................    211,165    281,051
Accrued expenses.........................................    334,790  1,554,907
Reserve for bad debts....................................    393,322    965,116
Inventory capitalization.................................    218,086    664,371
Restructuring............................................     13,305        --
Acquisition costs........................................        --     271,534
                                                          ---------- ----------
Gross deferred tax assets................................  1,540,292  4,056,018
                                                          ---------- ----------
Net deferred tax assets.................................. $   97,534 $  781,653
                                                          ========== ==========

  For Federal and State tax purposes at December 31, 1996, the Company has available approximately $938,000 of net operating loss carryforwards expiring from 1998 through 2007 and are subject to a limitation in their utilization of approximately $149,000 per year as a result of several changes in shareholder control.

  At December 31, 1995, the Company evaluated the realizability of the state net operating losses and, based upon projections of taxable income by state, concluded that a valuation allowance was not necessary. The remaining balance of the deferred tax assets should be realized through future taxable income and the reversal of taxable temporary differences.

NOTE J--DEFERRED COMPENSATION

  In conjunction with the JEH acquisition, the Company assumed the unfunded deferred compensation plan that had been established for certain key JEH officers. The plan accrues benefits ratably over the period of active employment from the time the contract is entered into to the time the participant retires. Participation had been determined by JEH's Board of Directors. The Company has purchased individual life insurance contracts with respect to each employee covered by this plan. The Company is the owner and beneficiary of the insurance contracts. The accrual related to the deferred compensation arrangements amounted to approximately $1,985,000 at December 31, 1996.

NOTE K--COMMITMENTS AND CONTINGENT LIABILITIES

  The Company is engaged in legal proceedings in the normal course of business. The Company believes that any unfavorable outcome from these suits not covered by insurance would not have a material adverse effect on the financial statements of the Company.

                         HANGER ORTHOPEDIC GROUP, INC.

NOTE L--OPERATING LEASES

  The Company leases office space under noncancellable operating leases. Certain of these leases contain escalation clauses based on the consumer price index. Future minimum rental payments, by year and in the aggregate, under operating leases with terms of one year or more consist of the following at December 31, 1996:

      1997.......................................................... $ 3,925,000
      1998..........................................................   3,064,000
      1999..........................................................   2,401,000
      2000..........................................................   1,932,000
      2001..........................................................   1,432,000
      Thereafter....................................................   1,974,000
                                                                     -----------
                                                                     $14,728,000
                                                                     ===========

  Rent expense was approximately $2,499,000, $2,144,000 and $2,554,000 for the years ended December 31, 1994, 1995 and 1996, respectively.

NOTE M--PENSION AND PROFIT SHARING PLANS

  Previously, the Company had a 401(k) Saving and Retirement Plan (the "Plan") available to all employees of J.E. Hanger, Inc. ("J. E. Hanger"), a wholly-owned subsidiary of the Company. The Company matched the participant's contributions and made discretionary matching contributions. On January 1, 1993, the Company froze the Plan such that no new employees of J. E. Hanger were able to participate. On December 31, 1995, the Company terminated the Plan. There was no employer contribution made to the Plan in 1995. Benefit expense was $130,000 for the year ended December 31, 1994.

  The Company maintains a separate defined contribution profit sharing and 401(k) plan ("JEH Plan") covering all the employees of JEH, a recently acquired wholly-owned subsidiary of the Company. On November 1, 1996, the Company froze the JEH Plan such that no new employees of JEH were able to participate. The Company did not make any contributions to the JEH Plan during 1996.

  The Company maintains a 401(k) Savings and Retirement plan to cover all of the employees of the Company. The Company may make discretionary contributions. Under this 401(k) plan, employees may defer such amounts of their compensation up to the levels permitted by the Internal Revenue Service. The Company has not made any contributions to this plan.

NOTE N--REDEEMABLE PREFERRED STOCKS

  The Company has 10,000,000 authorized shares of preferred stock, par value $.01 per share, which may be issued in various classes with different characteristics.

  The 300 issued and outstanding shares of non-voting, non-convertible Class C preferred stock have an aggregate liquidation value equal to $150,000 plus accrued dividends at 9% and are required to be redeemed on February 1, 2000. Accrued dividends at December 31, 1995 and 1996, were $21,799 and $23,815, respectively.

  The 100,000 authorized shares of Class F preferred stock, accrues dividends cumulatively at 16.5% and is required to be redeemed prior to any other class of preferred stock, before September 1998, for the aggregate liquidation value of $1,000 per share, plus accrued dividends. As of December 31, 1995 and 1996, none of the Class F preferred stock was issued or outstanding.

                         HANGER ORTHOPEDIC GROUP, INC.

NOTE O--WARRANTS AND OPTIONS

WARRANTS

  In November 1990, the Company entered into a $2,450,000 Note which required the Company, based on certain repayment provisions, to issue to an affiliate in 1991 warrants to purchase 297,883 and 322,699 shares of Common Stock at $4.16 and $7.65 per share, respectively. These warrants are exercisable through December 31, 2001. In May 1996, 71,969 warrants were exercised at $4.16 per share which resulted in the issuance of 11,332 shares.

  In November 1996, the Company issued warrants for 1.6 million shares of Common Stock to the holders of the Senior Subordinated Notes. The warrants provide that the noteholders may purchase 929,700 shares and 670,300 shares for $4.01 and $6.375, respectively. If the Company repays 100% of the Senior Subordinated Notes within 18 or 12 months, 50% or 55%, respectively, of the warrants will terminate. Warrants will terminate pro-rata across the exercise prices.

  In November 1996, the Company issued warrants for 35,000 shares of common stock as an incentive to one JEH noteholder to allow the notes to be assumed by the Company under the same terms and conditions that had existed prior to the acquisition. The warrants provide that the noteholder may purchase Common Stock at an exercise price of $2.44 per share. The warrants are exercisable at any time during the eight year term. In January 1997, the noteholder exercised the warrants and purchased 35,000 shares of Common Stock for $2.44 per share.

OPTIONS

  Under the Company's 1991 Stock Option Plan ("SOP"), 1,500,000 shares of Common Stock are authorized for issuance under options that may be granted to employees. The number of shares that remain available for grant at December 31, 1995 and 1996, were 892,790 and 113,501, respectively. Under the SOP, options may be granted at an exercise price not less than the fair market value of the Common Stock on the date of grant. Vesting and expiration periods are established by the Compensation Committee of the Board of Directors and generally vest three years following grant and generally expire eight to ten years after grant.

  In addition to the SOP, non-qualified options may be granted with exercise prices that are less than the current market value. Accordingly, compensation expense for the difference between current market value and exercise price would be recorded at the date of grant.

                         HANGER ORTHOPEDIC GROUP, INC.

  The following is a summary of option transactions and exercise prices:

                                   STOCK                          NON-QUALIFIED
                                OPTION PLAN                       STOCK OPTIONS
                         --------------------------          ------------------------
                                         PRICE      WEIGHTED               PRICE      WEIGHTED
                          SHARES       PER SHARE    AVERAGE  SHARES      PER SHARE    AVERAGE
                         ---------  --------------- -------- -------  --------------- --------
Outstanding at December
 31, 1993...............   473,434  $4.76 to $14.08  $ 6.17   47,693  $6.00 to $14.08  $ 9.42
                         =========                           =======
Granted.................    82,000       $6.00         6.00   30,000       $4.38         4.38
Terminated..............   (17,833) $6.00 to $12.25    6.72      --
Expired.................    (3,559)     $14.08        14.08   (5,191)     $14.08        14.08
                         ---------                           -------
Outstanding at December
 31, 1994...............   534,042  $6.00 to $12.25    6.57   72,502  $4.38 to $6.00     7.78
                         =========                           =======
Granted.................   171,918  $2.75 to $3.25     2.83   37,500       $3.00         3.00
Terminated..............   (57,291) $6.00 to $12.25    7.20      --
                         ---------                           -------
Outstanding at December
 31 1995................   648,669  $2.75 to $12.25    5.49  110,002  $3.00 to $6.00     6.81
                         =========                           =======
Granted.................   802,250  $3.50 to $6.125    5.54   30,000      $5.875        5.875
Terminated..............   (22,961) $2.81 to $12.25    4.93      --
Exercised...............    (7,508)      $2.81         2.81   (6,250) $3.00 to $6.00     4.75
                         ---------                           -------
Outstanding at December
 31, 1996............... 1,420,450  $2.75 to $12.25    5.54  133,752  $3.00 to $6.00     6.74
                         =========                           =======
Vested at December 31,
 1996...................   467,782                            57,500
                         =========                           =======

  The Company applies APB Opinion 25 and related Interpretations in accounting for its plans. Historically, the Company granted stock options at exercise prices equal to the fair market value of the stock on the date of grant for fixed stock options. Accordingly, no compensation cost has been recognized for its fixed stock option plans. Had compensation cost for the Company's stock-based compensation plans been determined based on the fair value at the grant dates for awards under those plans consistent with the method of SFAS 123, the Company's net income and earnings per share would have been reduced to the unaudited pro forma amounts indicated below:

                                                                1995      1996
                                                             ---------- --------
      Net Income:       As reported .......................  $2,135,439 $997,894
                        Pro forma .........................   2,017,179  745,714
      Income Per Share: As reported .......................         .26      .11
                        Pro forma .........................         .24      .08

  The weighted average fair value of stock options granted during 1995 was $2.51 and $5.03 during 1996.

                         HANGER ORTHOPEDIC GROUP, INC.

  The following is a summary of stock options exercisable at December 31, 1994, 1995 and 1996, and their respective weighted-average share prices:

                                                                        WEIGHTED
                                                                        AVERAGE
                                                              NUMBER OF EXERCISE
                                                               SHARES    PRICE
                                                              --------- --------
      Options exercisable December 31, 1994..................  262,484   $7.31
      Options exercisable December 31, 1995..................  396,043    6.83
      Options exercisable December 31, 1996..................  525,282    6.45

  The pro forma information regarding net income and earnings per share is required by SFAS 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of SFAS 123. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions for 1995 and 1996: a risk-free interest rate ranging from 5.83% to 7.6%, 0% dividend yield, volatility factor of the expected market price of the Company's Common Stock of 120% and a weighted average life of the option of 7 years.

  The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

  The following table summarizes information concerning outstanding and exercisable options as of December 31, 1996:

                                   OPTIONS OUTSTANDING           OPTIONS EXERCISABLE
                             -------------------------------- -------------------------
                                          WEIGHTED AVERAGE
                             NUMBER OF  --------------------- NUMBER OF     WEIGHTED
    RANGE OF                  OPTIONS    REMAINING   EXERCISE  OPTIONS      AVERAGE
EXERCISE PRICES              AND AWARDS LIFE (YEARS)  PRICE   AND AWARDS EXERCISE PRICE
---------------              ---------- ------------ -------- ---------- --------------
$2.750 to $3.000...........    175,199      8.30      $2.82     77,699       $2.82
$3.250 to $4.125...........    229,878      8.67       3.77     25,375        3.75
$4.375 to $5.875...........     63,750      7.78       5.12     18,750        4.50
$6.000 to $6.000...........    168,750      6.69       6.00    138,083        6.00
$6.125 to $6.125...........    600,000      9.84       6.13        --          --
$6.250 to $6.250...........    205,000      6.70       6.25    153,750        6.25
$6.520 to $8.000...........     10,000      0.98       7.27     10,000        7.27
$8.125 to $8.125...........     25,000      5.75       8.13     25,000        8.13
$12.000 to $12.000.........     50,000      5.52      12.00     50,000       12.00
$12.250 to $12.250.........     26,625      5.17      12.25     26,625       12.25
                             ---------      ----      -----    -------       -----
$ 2.750 to $12.250.........  1,554,202      8.31      $5.69    525,282       $6.45

  In a series of transactions beginning August 1990, a principal shareholder (the "Grantor") granted options to members of management (the "Managers") of the Company to purchase 577,912 shares of Company Common Stock owned by the Grantor at exercise prices that ranged from $3.875 to $8.00 per share. In five related transactions during August 1996 and January 1997, the Managers exchanged their entire rights to the total number of shares for 229,672 shares of Common Stock owned by the Grantor.

                         HANGER ORTHOPEDIC GROUP, INC.

These events satisfied the Grantor's obligations under the agreement. As a result of those transactions, none of such options remain outstanding.

  Under the Company's 1993 Non-Employee Director Stock Option Plan, 250,000 shares of Common Stock are authorized for issuance to directors of the Company who are not employed by the Company or any affiliate of the Company. Under this plan, an option to purchase 5,000 shares of Common Stock is granted automatically on an annual basis to each eligible director on the third business day following the date of each Annual Meeting of Stockholders of the Company at which the eligible director is elected. The exercise price of each option is equal to 100% of the fair market value of the Common Stock on the date of grant. Each option vests at the rate of 25% each year for the first four years after the date of grant of the option and each such option expires ten years from the date of grant; provided, however, that in the event of termination of a director's service other than by reason of total and permanent disability or death, then the outstanding options of such holder expires three months after such termination. Outstanding options remain exercisable for one year after termination of service by reason of total and permanent disability or death. The number of shares that remain available for grant at December 31, 1995 and 1996 were 160,000 and 130,000, respectively.

NOTE P--OTHER EVENTS

  On April 1, 1997 and May 12, 1997, the Company purchased the net assets of two orthotic and prosthetic companies. The total consideration to acquire these companies, excluding potential earn-out provisions, is expected to total approximately $9,200,000.

                     W I N D H A M  B R A N N O N,  P. C.
             C E R T I F I E D  P U B L I C  A C C O U N T A N T S

                         INDEPENDENT AUDITOR'S REPORT

To The Stockholders and Directors
J. E. Hanger, Inc. of Georgia

  We have audited the accompanying balance sheets of J.E. Hanger, Inc. of Georgia as of December 31, 1995, 1994 and 1993, and the related statements of income, retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of J.E. Hanger, Inc. of Georgia as of December 31, 1995, 1994 and 1993 and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

  As discussed in Note 2 to the financial statements, the Company changed its method of accounting for certain investments in debt and equity securities during 1994 to adopt the provisions of Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities".

                                          Windham Brannon, P.C.

                                          Certified Public Accountants

February 23, 1996, except for
   Note 14, as to which the date is
   September 17, 1996.

                          J.E. HANGER, INC. OF GEORGIA

                                 BALANCE SHEETS
                        DECEMBER 31, 1995, 1994 AND 1993

                                     ASSETS

                                                1995        1994        1993
                                             ----------- ----------- -----------
CURRENT ASSETS:
  Cash and cash equivalents (Notes 2 and
   4)......................................  $ 6,805,953 $ 7,094,940 $ 3,943,276
  Marketable securities, at fair value
   (Notes 2 and 6) ........................    4,196,946   3,531,902         --
  Accounts receivable, trade (Note 2)......   10,634,928   8,728,216   8,681,256
  Notes receivable.........................       56,704      77,045     189,136
  Inventories (Notes 2 and 3)..............    4,102,218   3,540,840   3,284,394
  Other receivables and prepaid expenses...      346,207     294,124     338,666
                                             ----------- ----------- -----------
      Total Current Assets.................   26,142,956  23,267,067  16,436,728
                                             ----------- ----------- -----------
PROPERTY, PLANT AND EQUIPMENT--at remaining
 cost (Notes 2, 3, 5, 9 and 10)............    7,019,776   7,150,841   7,241,169
                                             ----------- ----------- -----------
OTHER ASSETS:
  Notes receivable, long term..............      141,785     156,258         --
  Investments (Notes 2 and 6):
    Marketable securities at lower of cost
     or market ............................          --          --    3,209,089
    CRP, Inc. Dba Springlite...............      250,000     250,000     250,000
  Cash value of life insurance.............      322,576     295,485     510,756
  Other intangible assets, at unamortized
   cost (Notes 2 and 7)                        5,023,911   4,656,529   5,316,483
                                             ----------- ----------- -----------
      Total Other Assets...................    5,738,272   5,358,272   9,286,328
                                             ----------- ----------- -----------
      Total Assets.........................  $38,901,004 $35,776,180 $32,964,225
                                             =========== =========== ===========

                      LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
  Accounts payable.........................  $ 1,942,347 $ 1,638,311 $ 1,252,447
  Accrued salaries and wages...............    3,362,850   3,104,323   2,557,586
  Accrued compensated absences.............      753,488     601,108     534,645
  Accrued interest.........................       67,989      87,819      23,747
  Accrued deferred compensation (Note 8)...          --          --       53,330
  Current portion of Industrial Revenue
   Bonds (Notes 9 and 10)..................       66,660      66,660      66,660
  Mortgage and other notes (Note 10).......    1,913,415   1,720,228   1,209,044
  Accrued contribution to profit sharing
   plan (Note 12)                                484,683     420,000     354,896
  Other accrued liabilities................      387,003     319,244         --
                                             ----------- ----------- -----------
      Total Current Liabilities............    8,978,435   7,957,693   6,052,355
LIABILITIES DUE AFTER ONE YEAR:
  Acccrued compensated absences............      277,111     279,219     252,361
  Accrued deferred compensation (note 8)...    2,007,385   1,725,002   1,698,942
  Long term portion of Industrial Revenue
   Bonds (Notes 9 and 10)..................      288,960     355,620     422,280
  Mortgages and other notes (Note 10)......    4,422,114   4,683,608   6,073,096
                                             ----------- ----------- -----------
      Total Liabilities....................   15,974,005  15,001,142  14,499,034
STOCKHOLDERS' EQUITY
  Common Stock, $1 par value, 250,000
   shares authorized, 21,900 shares
   outstanding (Note 11)...................       21,900      21,900      21,900
  Retained Earnings........................   22,905,099  20,753,138  18,443,291
                                             ----------- ----------- -----------
      Total Stockholders' Equity...........   22,926,999  20,775,038  18,465,191
                                             ----------- ----------- -----------
      Total Liabilities and Stockholders'
       Equity..............................  $38,901,004 $35,776,180 $32,964,225
                                             =========== =========== ===========

        The accompanying notes are an integral part of these statements.

                          J.E. HANGER, INC. OF GEORGIA

                              STATEMENTS OF INCOME
              FOR THE YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

                                                1995        1994        1993*
                                             ----------- ----------- -----------
SALES......................................  $59,780,443 $52,463,383 $48,026,084
COST OF SALES..............................   32,812,637  28,177,501  25,871,325
                                             ----------- ----------- -----------
GROSS PROFIT...............................   26,967,806  24,285,882  22,154,759
SELLING AND ADMINISTRATIVE EXPENSES........   22,086,561  20,049,872  18,829,013
                                             ----------- ----------- -----------
OPERATING PROFIT...........................    4,881,245   4,236,010   3,325,746
OTHER INCOME...............................    1,130,869     244,257     244,062
                                             ----------- ----------- -----------
INCOME BEFORE PROVISION FOR INCOME TAXES...    6,012,114   4,480,267   3,569,808
PROVISION FOR STATE INCOME TAXES (Notes 1
 and 2)....................................       65,832      21,832      45,901
                                             ----------- ----------- -----------
NET INCOME BEFORE CUMULATIVE EFFECT OF
 CHANGE IN ACCOUNTING FOR INVESTMENTS......    5,946,282   4,458,435   3,523,907
CUMULATIVE EFFECT THROUGH DECEMBER 31, 1993
 OF CHANGE IN ACCOUNTING FOR INVESTMENTS
 (Notes 2 and 6)...........................          --      371,157         --
                                             ----------- ----------- -----------
NET INCOME.................................  $ 5,946,282 $ 4,829,592 $ 3,523,907
                                             =========== =========== ===========

--------
* Certain reclassifications have been made to conform to the 1994 presentation.



        The accompanying notes are an integral part of these statements.

                          J.E. HANGER, INC. OF GEORGIA

                        STATEMENTS OF RETAINED EARNINGS
              FOR THE YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

                                             1995         1994         1993
                                          -----------  -----------  -----------
BALANCE, BEGINNING OF YEAR..............  $20,753,138  $18,443,291  $17,497,269
NET INCOME..............................    5,946,282    4,829,592    3,523,907
LESS--DIVIDEND DISTRIBUTIONS ($173.26
 per share in 1995, $115.06 per share in
 1994 and $117.71 per share in 1993)
 (Notes 1 and 11).......................   (3,794,321)  (2,519,745)  (2,577,885)
                                          -----------  -----------  -----------
BALANCE, END OF YEAR....................  $22,905,099  $20,753,138  $18,443,291
                                          ===========  ===========  ===========




        The accompanying notes are an integral part of these statements.

                          J.E. HANGER, INC. OF GEORGIA

                            STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

                                           1995          1994          1993
                                       ------------  ------------  ------------
INCREASE (DECREASE) IN CASH AND CASH
 EQUIVALENTS:
Cash Flows From Operating Activities:
  Cash received from customers.......  $ 58,320,751  $ 52,514,317  $ 47,699,276
  Cash paid to suppliers and
   employees.........................   (50,904,474)  (43,933,958)  (40,378,081)
  Interest received..................       383,160       236,273       141,751
  Dividends received.................        65,051        44,967        43,966
  Interest paid......................      (520,207)     (453,329)     (700,143)
  Net purchase of trading
   investments.......................      (212,809)     (106,661)          --
  Profit sharing contribution paid...      (420,000)     (354,896)     (420,000)
  Deferred compensation paid.........           --        (17,828)      (53,330)
  Income taxes paid..................       (65,832)      (21,832)      (59,020)
                                       ------------  ------------  ------------
    Net Cash Provided By Operating
     Activities......................     6,645,640     7,907,053     6,274,419
                                       ------------  ------------  ------------
Cash Flows From Investing Activities:
  Proceeds from sale of investments..           --            --      1,142,568
  Purchase of investments............           --            --     (1,241,426)
  Proceeds from sale of property and
   equipment.........................       165,670        98,995        13,760
  Purchase of property and
   equipment.........................      (571,708)   (1,021,393)   (1,159,457)
  Collection of notes receivable.....        32,814       157,351       123,968
  Payments of premiums resulting in
   an increase in cash surrender
   value life insurance..............       (27,091)      (31,336)      (55,158)
  Proceeds from surrender of life
   insurance policies................           --        246,607       170,125
  Payments for purchase of
   professional services companies,
   net of cash acquired (Note 3).....    (1,138,000)     (232,365)     (210,000)
                                       ------------  ------------  ------------
    Net Cash Used In Investing
     Activities......................    (1,538,315)     (782,141)   (1,215,620)
                                       ------------  ------------  ------------
Cash Flows from Financing Activities:
  Payments on mortgages and other
   notes.............................    (1,535,331)   (1,386,843)   (1,404,012)
  Payments on Industrial Revenue
   Bonds.............................       (66,660)      (66,660)      (66,660)
  Distributions to stockholders......    (3,794,321)   (2,519,745)   (2,577,885)
                                       ------------  ------------  ------------
    Net Cash Used In Financing
     Activities......................    (5,396,312)   (3,973,248)   (4,048,557)
                                       ------------  ------------  ------------
    Net Increase (Decrease) in Cash
     and Cash Equivalents............      (288,987)    3,151,664     1,010,242
Cash and Cash Equivalents at
 Beginning of Year...................     7,094,940     3,943,276     2,933,034
                                       ------------  ------------  ------------
Cash and Cash Equivalents at End of
 Year................................  $  6,805,953  $  7,094,940  $  3,943,276
                                       ============  ============  ============

                          J.E. HANGER, INC. OF GEORGIA

              FOR THE YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

                                                1995        1994        1993
                                             ----------  ----------  ----------
RECONCILIATION OF NET INCOME TO NET CASH
 PROVIDED BY OPERATING ACTIVITIES:
Net Income.................................  $5,946,282  $4,829,592  $3,523,907
                                             ----------  ----------  ----------
Adjustments to reconcile net income to net
 cash provided by operating activities:
  Depreciation.............................     899,677     890,643     816,610
  Amortization of intangibles..............   1,421,641   1,193,493   1,211,142
  Net gain (loss) on sale and abandonment
   of equipment............................     (23,476)    (40,052)      2,259
  Realized and unrealized (gain) loss on
   trading investments.....................    (452,235)    155,005      (2,759)
  Cumulative effect through December 31,
   1995 of change in accounting for
   investments (Notes 2 and 6).............         --     (371,157)        --
Change in assets and liabilities, net of
 effects from purchase of various
 companies:
  Increase in accounts receivable..........  (1,862,642)    (81,545)   (124,534)
  Write off of accounts and note
   receivables.............................     248,086     172,067      62,371
  Decrease (increase) in inventories.......    (374,631)   (225,946)    639,039
  Net purchase of trading investments......    (212,809)   (106,661)        --
  Decrease (increase) in other receivables
   and prepaid expenses....................     (52,083)     44,542    (254,158)
  Increase in accounts payable.............     304,036     385,864      67,414
  Increase in accrued interest.............     (19,830)     64,072     (80,420)
  Increase in accrued salaries, compensated
   absences and deferred compensation......     691,182     612,788     569,492
  Increase (decrease) in accrued profit
   sharing contribution....................      64,683      65,104     (65,104)
  Decrease in accrued income taxes.........         --          --      (13,119)
  Increase (decrease) in other accrued
   liabilities.............................      67,759     319,244     (77,721)
                                             ----------  ----------  ----------
    Total Adjustments......................     699,358   3,077,461   2,828,233
                                             ----------  ----------  ----------
Net Cash Provided By Operating Activities..  $6,645,640  $7,907,053  $6,274,419
                                             ==========  ==========  ==========


        The accompanying notes are an integral part of these statements.

                         J.E. HANGER, INC. OF GEORGIA

             FOR THE YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

NONCASH INVESTING AND FINANCING ACTIVITIES:

  During 1995, the Company issued notes totaling $1,467,024 ($1,423,879 for intangible assets and $43,143 for accounts receivable, equipment and inventory) in connection with the acquisition of three professional service companies (See Note 3).

  During 1994, the Company issued a note totaling $508,539 for a non-compete agreement in connection with the acquisition of one professional service company. The Company also sold the assets of one professional service company for notes receivable totaling $189,000 ($124,000 for building, $35,000 for intangible assets and $30,000 for accounts receivable, inventory and equipment) (See Note 3).

  During 1993, the Company issued notes totaling $309,874 ($254,874 for intangible assets and $55,000 for equipment and inventory) in connection with the acquisition of two professional service companies (See Note 3).

  Approximately $20,000 during 1994 and $228,000 during 1993 of accounts receivable were transferred to notes receivable.

  The Company retired fully depreciated property and equipment of $32,310 during 1995 and $126,024 during 1994.

  The Company retired fully amortized intangibles of $81,000 during 1995, $829,862 during 1994 and $156,000 during 1993.

  During 1994, $3,209,089 of investment securities were transferred to trading securities (See Note 2).



       The accompanying notes are an integral part of these statements.

                         J.E. HANGER, INC. OF GEORGIA

                         NOTES TO FINANCIAL STATEMENTS
                       DECEMBER 31, 1995, 1994 AND 1993

1. COMPANY ORGANIZATION AND INDUSTRY

  The Company's principal business is the manufacture, sale and distribution of prosthetic and orthotic appliances, durable medical equipment, components and supplies. The Company also distributes prosthetic and orthotic materials to other manufacturers. The Company grants credit to prosthetic and orthotic manufacturers and to medical patients with insurance, Medicare or Medicaid, primarily in the south, midwest and eastern United States.

  The Company and its stockholders have elected, under the provisions of Subchapter S of the Internal Revenue Code, to have the corporate earnings taxed directly to the stockholders. Accordingly, the accompanying financial statements do not reflect corporate income taxes that otherwise would have applied had the Company not elected S Corporation status.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Inventories, consisting of materials, components and supplies, are valued at last-in, first-out cost (LIFO), not in excess of market. If the first-in, first-out method of inventory valuation had been used by the Company, inventories would have been stated $1,282,311 more at December 31, 1995, $1,154,880 more at December 31, 1994 and $1,196,034 more at December 31, 1993 than they are reported. In addition, certain costs under Internal Revenue Code
Section 263(a) have been included in inventory cost. These amounts do not have a material effect on the financial statements.

  The provision for bad debts is determined by the reserve accounting method. The reserve was $140,000 at December 31, 1995 and $66,000 at December 31, 1994. Uncollectible accounts are charged off at the time they are determined to be worthless. The reserve method was not used in 1993 because uncollectible accounts were immaterial and management was of the opinion that all accounts were collectible.

  Property, plant and equipment are recorded at cost. Buildings, land improvements and factory equipment are depreciated by accelerated methods over useful lives ranging from five to thirty-one years; leasehold improvements are amortized over periods up to thirty-one years; automobiles and office equipment are depreciated by the straight-line method and accelerated methods over lives ranging from five to seven years.

  The compensation and noncompete agreements are amortized by the straight-line method over their terms ranging from four to ten years. Other intangible assets are amortized by the straight-line method over two to five years.

  In May 1993, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities." SFAS No. 115 requires investments to be classified in three categories: securities held to maturity reported at amortized cost, trading securities reported at fair value, and securities available for sale reported at fair value. Unrealized gains or losses on trading securities are included in earnings. Unrealized gains or losses

                         J.E. HANGER, INC. OF GEORGIA
on securities available for sale are excluded from earnings and reported as a separate component of stockholders' equity.

  Effective January 1, 1994, the Company adopted SFAS No. 115 and transferred investment securities totaling $3,209,089, which were previously accounted for at lower of cost or market value, to trading securities. The Company has reported the cumulative effect, equal to the net unrealized holding gains on the securities at January 1, 1994, of the change in accounting as a separate component of net income.

  Trading security investments are reported at fair value, as determined by market quotations. Realized gains and losses of trading security investments are recognized on the trade date. In computing realized gains and losses, the specific identification method was used in determining the investment costs.

  The current accrual and provision for income taxes relates to the states that do not recognize the S Corporation status.

  For purposes of the statement of cash flows, the Company considers all cash on deposit and short-term liquid investments with original maturities of three months or less to be cash equivalents.

3. ACQUISITIONS

  During 1995, the Company acquired the inventory, accounts receivable, equipment, goodwill and other intangible assets of four professional service companies. The Company paid cash of $1,138,000 issued notes totaling $1,467,024 in connection with these acquisitions. Part of the total cost includes noncompete agreements with the former owners. One of these purchase agreements provides for contingent consideration of up to $360,000 to be determined based on net sales between June 1, 1995 through June 1, 1999.

  During 1994, the Company acquired the inventory, accounts receivable, equipment, goodwill and other intangible assets of two professional service companies. The Company paid cash of $232,365 and issued notes totaling approximately $508,000 in connection with these acquisitions. Part of the total cost includes noncompete agreements with the former owners. One of these agreements provides for contingent consideration of up to $245,100 to be determined based on net sales between July 1, 1994 through June 30, 1997.

  During 1994, the Company sold the inventory, accounts receivable, equipment, goodwill and other intangible assets of one of its professional service branches. The Company received cash of $10,000 and a note receivable for $65,000 in connection with this sale. The Company also received a note receivable for $124,000 for the building sold.

  During 1993, the Company acquired the inventory, accounts receivable, equipment, goodwill and other intangible assets of three professional service companies. The Company paid cash of $210,000 and issued notes totaling approximately $310,000 in connection with these acquisitions. Part of the total cost includes noncompete agreements with the former owners.

4. CASH AND CASH EQUIVALENTS

  The Company maintains the majority of its cash accounts in two Georgia commercial banks and one investment brokerage firm. The bank balances are guaranteed by the Federal Deposit Insurance Corporation (FDIC) up to $100,000 per bank. During 1995, 1994 and 1993, the Company had an overnight investment arrangement with one of its banking institutions under which funds are invested in a government money market fund.

                         J.E. HANGER, INC. OF GEORGIA

5. PROPERTY, PLANT AND EQUIPMENT

                                             1995         1994         1993
                                          -----------  -----------  -----------
   Land.................................. $ 1,520,001  $ 1,520,001  $ 1,593,965
   Land improvements.....................      47,813       45,683       33,963
   Buildings.............................   6,449,380    6,565,059    6,670,141
   Leasehold improvements................     794,716      513,048      393,267
   Factory and office equipment..........   4,784,060    4,405,615    3,904,191
   Automobile equipment..................     619,325      636,005      624,196
                                          -----------  -----------  -----------
     Total Cost..........................  14,215,295   13,685,411   13,219,723
   Accumulated depreciation..............  (7,195,519)  (6,534,570)  (5,978,554)
                                          -----------  -----------  -----------
     Remaining Cost...................... $ 7,019,776  $ 7,150,841  $ 7,241,169
                                          ===========  ===========  ===========

6. INVESTMENTS

  Marketable securities are summarized below:

                                                            COST    FAIR VALUE
                                                         ---------- ----------
   At December 31, 1995:
     Investment cash account............................ $   18,416 $   18,416
     Municipal government and educational institution
      bonds.............................................  1,060,416  1,140,722
     Tax exempt mutual funds............................    331,487    331,487
     Marketable equity securities.......................  2,144,016  2,706,321
                                                         ---------- ----------
       Total............................................ $3,554,335 $4,196,946
                                                         ========== ==========
                                                            COST    FAIR VALUE
                                                         ---------- ----------
   At December 31, 1994:
     Investment cash account............................ $  124,172 $  124,172
     Municipal government and educational institution
      bonds.............................................  1,017,203  1,079,221
     Tax exempt mutual funds............................    242,714    242,714
     Marketable equity securities.......................  1,999,801  2,085,795
                                                         ---------- ----------
       Total............................................ $3,383,890 $3,531,902
                                                         ========== ==========
                                                            COST    FAIR VALUE
                                                         ---------- ----------
   At December 31, 1993:
     Investment cash account............................ $  369,446 $  369,446
     Municipal government and educational institution
      bonds.............................................    987,011  1,088,321
     Tax exempt mutual funds............................     19,457     19,457
     Marketable equity securities.......................  1,833,175  2,103,022
                                                         ---------- ----------
       Total............................................ $3,209,089 $3,580,246
                                                         ========== ==========

  Included in 1995 other income are $78,982 net realized gains on sale of trading security investments and a $373,253 increase in the net unrealized holding gains.

  Included in 1994 other income are $92,560 net realized gains on sale of trading security investments and a $247,565 decrease in the net unrealized holding gains.

                         J.E. HANGER, INC. OF GEORGIA

  The issuers of the above municipal government and educational institution bonds are entities located predominately in the State of Georgia.

  During 1990, the Company purchased 20% of the voting stock and 100% of the non-voting stock of CRP, Inc. dba Springlite, a Utah based company. The investment of $250,000 is accounted for under the cost method.

7. OTHER INTANGIBLE ASSETS

                                           1995         1994         1993
                                        -----------  -----------  -----------
Noncompete agreements with the former
 owners of acquired companies, being
 amortized on a straight-line basis
 over four to ten years through 2009... $ 8,535,787  $ 7,088,524  $ 7,407,347
Customer lists, trade names and
 goodwill from various professional
 service companies, being amortized
 over two to five years on a straight-
 line basis with various maturities....     704,604      443,846      421,346
                                        -----------  -----------  -----------
Total Other Intangible Assets..........   9,240,391    7,532,370    7,828,693
Less accumulated amortization..........  (4,216,480)  (2,875,841)  (2,512,210)
                                        -----------  -----------  -----------
Unamortized Cost of Other Intangible
 Assets................................ $ 5,023,911  $ 4,656,529  $ 5,316,483
                                        ===========  ===========  ===========

8. DEFERRED COMPENSATION CONTRACTS

  During 1975, the Company entered into a deferred compensation contract with a principal officer. The Company agreed to pay compensation for life upon his retirement, or to his beneficiaries upon his death for a ten year period from retirement. The present value of the obligation is accrued over the employment tenure.

  The Company has an unfunded deferred compensation plan for certain other officers. The plan accrues benefits ratably over the period of active employment from the time the contract is entered into to the time the participant retires. Participation is determined by the Company's Board of Directors.

  The Company assumed a deferred compensation agreement in 1995 in connection with the acquisition of a professional service company. Under the agreement, the Company is to pay the employee $2,000 per month beginning in July 1995 through December 1998.

  The financial reporting expense for retirement and deferred compensation was $282,383 in 1995, $2,489 in 1994 and $347,603 in 1993, including interest on the discounted amounts. During 1994, a retired officer died and another officer resigned. The obligations related to these deferred compensation contracts resulted in a reduction of $290,084 in the accrued liability, which was used to offset the increase in the accrued benefits required by the other contracts. The Company is deducting the compensation for income tax purposes in the year of payment.

9. INDUSTRIAL DEVELOPMENT REVENUE BONDS

  During December 1985, the Company entered into an agreement with The Development Authority of Forsyth County and The First National Bank of Atlanta (Wachovia Bank of Georgia, N.A.) for the issuance of an Industrial Development Revenue Bond loan in the amount of $1,000,000 to construct a new

                         J.E. HANGER, INC. OF GEORGIA
facility for its home office and wholesale distribution division. The bonds are due in monthly installments of $5,555, plus interest at 70% of prime, through April 1, 2000. The balance owing on these bonds as of December 31, 1995 was $355,620. The land and the facilities constructed are pledged as collateral. The agreement includes a covenant related to the Company's net worth.

10. MORTGAGES AND OTHER NOTES PAYABLE

                                            1995         1994         1993
                                         -----------  -----------  -----------
Notes payable to former owners of
 acquired companies, due in varying
 payments through 2009, interest at
 rates ranging to 11%..................  $ 6,960,852  $ 6,786,549  $ 7,743,917
Discount on noninterest-bearing notes..     (921,795)    (698,020)    (853,358)
Bank note due in monthly installments
 of $1,021 through December, 2006 plus
 interest fluctuating at prime plus 1%,
 secured by certain property and
 equipment and inventory...............      132,111      144,359      156,609
U.S. Small Business Administration note
 due in monthly installments of $1,997
 including interest at 10.35% through
 December, 2007, secured by certain
 land, property and equipment..........      164,361      170,948      176,890
Note secured by cash surrender value of
 life insurance policies, interest at
 5%....................................          --           --        58,082
                                         -----------  -----------  -----------
Total..................................    6,171,168    6,232,888    7,047,168
Less current maturities................   (1,913,415)  (1,720,228)  (1,209,044)
                                         -----------  -----------  -----------
Amount Due After One Year..............  $ 4,422,114  $ 4,683,608  $ 6,073,096
                                         ===========  ===========  ===========

  Maturities of long term debt as of December 31, 1995, including the Industrial Revenue Bonds (See Note 9), during the next five years and thereafter are:

      1996........................................................... $1,980,075
      1997...........................................................  1,645,179
      1998...........................................................  1,158,044
      1999...........................................................    912,397
      2000...........................................................    236,546
      Thereafter.....................................................    758,908
                                                                      ----------
        Total........................................................ $6,691,149
                                                                      ==========

  Based on the borrowing rates currently available to the Company for bank loans with similar terms and average maturities, the fair value of long term debt is approximately $6,021,000.

11. COMMON STOCK

  The Company has an option to purchase its capital stock if a stockholder proposes to transfer the stock to any person other than another stockholder, the Company, or the stockholder's spouse. The purpose of the option is to permit the Company to protect its election to be taxed as an S Corporation. The purchase price and terms are, at the option of the Company, either the price and terms set forth in the proposed transfer or the formula price and terms described in a stockholder agreement.

                         J.E. HANGER, INC. OF GEORGIA

12. PROFIT SHARING PLAN

  The Company has a defined contribution profit sharing plan covering substantially all employees. Contributions are determined annually at the discretion of the Board of Directors. The contributions were $484,817 for 1995, $420,000 for 1994 and $354,896 for 1993.

  The Hanger of Ohio 401(k) Retirement Plan was merged with the Company's profit sharing plan effective January 1, 1994. Also effective January 1, 1994, the profit sharing plan was amended to include a 401(k) provision.

13. OPERATING LEASES

  The Company leases office space and vehicles in several states. Generally, leases are renewable each year subject to escalations based on CPI or amounts stated in the lease agreement. The following is a schedule of future minimum lease payments required under operating leases as of December 31, 1995:

      YEAR ENDING DECEMBER 31:
      ------------------------
         1996........................................................ $1,413,779
         1997........................................................  1,112,778
         1998........................................................    849,077
         1999........................................................    572,927
         2000........................................................    368,866
         Thereafter..................................................    796,194
                                                                      ----------
                                                                      $5,113,621
                                                                      ==========

14. SUBSEQUENT EVENT

  On July 29, 1996, the Company entered into an Agreement and Plan of Merger under which all of the common stock of the Company would be sold to Hanger Orthopedic Group, Inc. in exchange for approximately $44,000,000 and 1,000,000 shares of the Common Stock of Hanger Orthopedic Group, Inc.

                          J.E. HANGER, INC. OF GEORGIA

                                 BALANCE SHEETS
                                  (UNAUDITED)

                                                                   JUNE 30, 1996
                                                                   -------------
                                     ASSETS
CURRENT ASSETS:
  Cash and cash equivalents.......................................  $ 4,478,457
  Marketable securities, at fair value............................    4,390,249
  Accounts receivable, trade......................................   10,757,313
  Notes receivable................................................       87,853
  Inventories.....................................................    4,215,942
  Other receivables and prepaid expenses..........................      428,360
                                                                    -----------
    Total Current Assets..........................................   24,358,174
                                                                    -----------
PROPERTY, PLANT AND EQUIPMENT--at remaining cost..................    7,439,738
                                                                    -----------
OTHER ASSETS:
  Note receivable, long term......................................      146,263
  Investment in CRP, Inc..........................................      250,000
  Cash value of life insurance....................................      336,799
  Other intangible assets, at unamortized cost....................    4,355,902
                                                                    -----------
    Total Other Assets............................................    5,088,964
                                                                    -----------
    Total Assets..................................................  $36,886,876
                                                                    ===========
                      LIABILITIES AND STOCKHOLDER'S EQUITY
CURRENT LIABILITIES:
  Accounts payable................................................  $ 2,204,856
  Accrued salaries and wages......................................    2,165,758
  Accrued compensated absences....................................      543,762
  Accrued interest................................................          796
  Current portion of Industrial Revenue Bonds.....................       66,660
  Mortgage and other notes........................................    1,625,287
  Accrued contribution to profit sharing plan.....................      264,738
  Other accrued liabilities.......................................      571,797
                                                                    -----------
    Total Current Liabilities.....................................    7,443,654
                                                                    -----------
LIABILITIES DUE AFTER ONE YEAR:
  Accrued compensated absences....................................      201,118
  Accrued deferred compensation...................................    2,206,056
  Long term portion of Industrial Revenue Bonds...................      255,630
  Mortgages and other notes.......................................    3,590,047
                                                                    -----------
    Total Liabilities.............................................   13,696,505
                                                                    -----------
STOCKHOLDERS' EQUITY:
  Common stock....................................................       21,900
  Retained Earnings...............................................   23,168,471
                                                                    -----------
    Total Stockholders' Equity....................................   23,190,371
                                                                    -----------
    Total Liabilities and Stockholders' Equity....................  $36,886,876
                                                                    ===========

                          J.E. HANGER, INC. OF GEORGIA

                              STATEMENT OF INCOME
                                  (UNAUDITED)

                                                                    SIX MONTHS
                                                                       ENDED
                                                                   JUNE 30, 1996
                                                                   -------------
SALES.............................................................  $32,696,693
COST OF SALES:
  Materials.......................................................   12,143,993
  Salaries and wages..............................................    2,913,898
  Payroll taxes...................................................      300,132
  Profit sharing plan contribution................................       76,042
  Group insurance.................................................      374,201
  Other taxes.....................................................      154,717
  Factory expense and professional training.......................      862,523
  Depreciation....................................................      236,489
  Rent............................................................      838,548
  Hazard insurance................................................      299,759
                                                                    -----------
    Total Cost of Sales...........................................   18,200,302
                                                                    -----------
GROSS PROFIT......................................................   14,496,391
                                                                    -----------
SELLING AND ADMINISTRATIVE EXPENSES:
  Salaries........................................................    7,215,983
  Deferred compensation...........................................      198,671
  Payroll taxes...................................................      462,510
  Profit sharing plan contribution................................      186,695
  Group insurance.................................................      359,527
  Sales expense...................................................      875,693
  Depreciation....................................................      230,069
  Office expense and telephone....................................      897,573
  Legal and accounting............................................      156,291
  Interest........................................................      256,627
  Amortization....................................................      736,230
  Bad debt expense................................................      200,717
  Miscellaneous...................................................      225,835
                                                                    -----------
    Total Selling and Administrative Expenses.....................   12,002,421
                                                                    -----------
OPERATING PROFIT..................................................    2,493,970
OTHER INCOME......................................................      442,766
                                                                    -----------
INCOME BEFORE PROVISION FOR INCOME TAXES..........................    2,936,736
PROVISION FOR INCOME TAXES........................................       63,467
                                                                    -----------
NET INCOME........................................................  $ 2,873,269
                                                                    ===========

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders of
 ACOR Orthopaedic, Inc.--Retail Division:

  We have audited the accompanying balance sheets of ACOR Orthopaedic, Inc.-- Retail Division as of December 31, 1995 and 1996 and the related statements of income, changes in divisional equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ACOR Orthopaedic, Inc.-- Retail Division as of December 31, 1995 and 1996 and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.

Coopers & Lybrand L.L.P.

2400 Eleven Penn Center
Philadelphia, Pennsylvania
April 18, 1997

                    ACOR ORTHOPAEDIC, INC.--RETAIL DIVISION

                                 BALANCE SHEETS

                           DECEMBER 31, 1995 AND 1996

                                                             1995       1996
                                                          ---------- ----------
                         ASSETS
Current assets:
  Cash and cash equivalents.............................. $  586,219 $  153,393
  Accounts receivable, net of allowance for doubtful
   accounts of $32,000 and $28,000, respectively.........    737,857    852,716
  Inventories............................................    588,067    641,139
  Prepaid expenses.......................................      9,972     13,500
                                                          ---------- ----------
    Total current assets.................................  1,922,115  1,660,748
                                                          ---------- ----------
Property, plant and equipment:
  Machinery and equipment................................     73,334     74,004
  Leasehold improvements.................................     52,197     56,783
  Furniture and fixtures.................................     40,267     42,909
                                                          ---------- ----------
                                                             165,798    173,696
Less: accumulated depreciation...........................     84,328     96,594
                                                          ---------- ----------
    Net property, plant and equipment....................     81,470     77,102
Deposits.................................................        924      1,500
                                                          ---------- ----------
    Total assets......................................... $2,004,509 $1,739,350
                                                          ========== ==========
            LIABILITIES AND DIVISIONAL EQUITY
Current liabilities:
  Accounts payable.......................................    160,630    160,265
  Accrued payroll and other..............................     38,664     54,715
  Related party payable..................................     83,000     37,000
                                                          ---------- ----------
    Total current liabilities............................    282,294    251,980
Commitments and contingent liabilities
Divisional equity........................................  1,722,215  1,487,370
                                                          ---------- ----------
    Total liabilities and divisional equity.............. $2,004,509 $1,739,350
                                                          ========== ==========


   The accompanying notes are an integral part of these financial statements.

                    ACOR ORTHOPAEDIC, INC.--RETAIL DIVISION

                              STATEMENTS OF INCOME

                 FOR THE YEARS ENDED DECEMBER 31, 1995 AND 1996

                                                             1995       1996
                                                          ---------- ----------
Net sales................................................ $4,754,460 $5,231,514
Cost of goods sold.......................................  1,624,301  1,758,246
                                                          ---------- ----------
    Gross profit.........................................  3,130,159  3,473,268
                                                          ---------- ----------
Operating expenses:
  Salaries and related expenses..........................  1,611,946  1,637,517
  Selling, general and administrative....................    539,109    564,349
                                                          ---------- ----------
    Total operating expenses.............................  2,151,055  2,201,866
                                                          ---------- ----------
    Net income........................................... $  979,104 $1,271,402
                                                          ========== ==========



   The accompanying notes are an integral part of these financial statements.

                    ACOR ORTHOPAEDIC, INC.--RETAIL DIVISION

                   STATEMENTS OF CHANGES IN DIVISIONAL EQUITY

                 FOR THE YEARS ENDED DECEMBER 31, 1995 AND 1996

Balance at December 31, 1994........................................ $1,347,303
  Net income........................................................    979,104
  Cash distributions to owners......................................   (604,192)
                                                                     ----------
Balance at December 31, 1995........................................  1,722,215
  Net income........................................................  1,271,402
  Cash distributions to owners...................................... (1,506,247)
                                                                     ----------
Balance at December 31, 1996........................................ $1,487,370
                                                                     ==========




   The accompanying notes are an integral part of these financial statements.

                    ACOR ORTHOPAEDIC, INC.--RETAIL DIVISION

                            STATEMENTS OF CASH FLOWS

                 FOR THE YEARS ENDED DECEMBER 31, 1995 AND 1996

                                                           1995        1996
                                                         ---------  ----------
Cash flows from operating activities:
  Net income............................................ $ 979,104  $1,271,402
  Adjustments to reconcile net income to net cash
   provided by operating activities:
    Depreciation........................................    15,347      12,266
    Provision (recovery) for bad debt...................    10,000      (4,000)
    Changes in assets and liabilities:
      Accounts receivable...............................   (25,207)   (110,859)
      Inventories.......................................   (35,167)    (53,072)
      Other assets......................................    (2,396)     (4,104)
      Accounts payable and accrued expenses.............    90,062      15,686
      Related party payable.............................    23,000     (46,000)
                                                         ---------  ----------
        Net cash provided by operating activities....... 1,054,743   1,081,319
                                                         ---------  ----------
Cash flows from investing activities:
  Capital expenditures..................................    (1,817)     (7,898)
                                                         ---------  ----------
        Net cash used in investing activities...........    (1,817)     (7,898)
                                                         ---------  ----------
Cash flows from financing activities:
  Cash distributions to owners..........................  (604,192) (1,506,247)
                                                         ---------  ----------
        Net cash used in financing activities...........  (604,192) (1,506,247)
                                                         ---------  ----------
Net change in cash and cash equivalents.................   448,734    (432,826)
Cash and cash equivalents, beginning of year............   137,485     586,219
                                                         ---------  ----------
Cash and cash equivalents, end of year.................. $ 586,219  $  153,393
                                                         =========  ==========


   The accompanying notes are an integral part of these financial statements.

                    ACOR ORTHOPAEDIC, INC.--RETAIL DIVISION

                         NOTES TO FINANCIAL STATEMENTS

1. BACKGROUND

  ACOR Orthopaedic, Inc.--Retail Division (the "Company") is one of the leading retailers of orthopedic and prosthetic products in Cleveland, Ohio. Each of the three retail locations provide various products including orthopedic braces, orthotics, prosthetics, custom footwear and durable medical equipment. The Company is an operating division of ACOR Orthopaedic, Inc. (the "Corporation") and is not a separate legal entity.

  The financial statements for the Company as of December 31, 1995 and 1996 and for the years then ended have been prepared from books and records maintained by the Corporation. These financial statements reflect the financial position and results of operations of the Company at their historical bases, including allocations of certain costs by the Corporation. The Company's cash balance was determined using cash flow contributions less distributions. Certain income statement amounts were determined using estimates based on factors such as square footage utilized by the Company as compared to total square footage and divisional sales. These allocated costs, while reasonable under the circumstances, may not represent the cost of similar activities on a separate entity basis. The accounts and transactions between the divisions have been disclosed as related party transactions.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

CASH AND CASH EQUIVALENTS:

  The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash and cash equivalents. Cash includes currency on hand and demand deposits with high quality institutions. At various times throughout the year, the Company maintains cash balances in excess of FDIC limits.

FAIR VALUE OF FINANCIAL INSTRUMENTS:

  At December 31, 1995 and 1996, the carrying value of financial instruments such as cash and cash equivalents, trade receivables and trade payables approximates fair value.

INVENTORIES:

  Inventories are stated at the lower of cost or market and consists predominantly of finished goods available for sale. Cost is determined on the average cost method.

PROPERTY, PLANT AND EQUIPMENT:

  Property, plant and equipment are recorded at cost and are depreciated by either the straight-line or double-declining balance method over their estimated useful lives. Costs of major additions and betterments are capitalized; maintenance and repairs which do not improve or extend the life of respective assets are charged to operations as incurred. When an asset is sold or otherwise disposed of, the cost of the property and the related accumulated depreciation are removed from the respective accounts, and any resulting gains or losses are reflected in income.

                    ACOR ORTHOPAEDIC, INC.--RETAIL DIVISION

LONG-LIVED ASSET IMPAIRMENT:

  Effective January 1, 1996, the Corporation adopted Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." The provisions of SFAS 121 require the Company to review its long-lived assets for impairment on an exception basis whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable through future cash flows. If it is determined that an impairment loss has occurred based on expected cash flows, then the loss is recognized in the income statement. The adoption of SFAS 121 did not have an effect on the Company's financial statements.

REVENUE RECOGNITION:

  Revenue on the sale of orthotic and prosthetic devices is recorded when the device is accepted by the patient.

CREDIT RISK:

  The Company primarily provides customized devices or services throughout the north-central region of Ohio and is reimbursed by the patients' third-party insurers or governmentally funded health insurance programs such as Medicaid, Medicare, and U.S. Veteran Administration. The accounts receivable are not collateralized. The ability of the Company's debtors to meet their obligations is dependent upon the financial stability of the insurers of the Company's customers and future legislation and regulatory actions. Additionally, the Company maintains reserves for potential losses.

INCOME TAXES:

  The Corporation elected to be taxed pursuant to Subchapter "S" of the Internal Revenue Code. Accordingly, federal and state income taxes or credits accrue directly to the shareholders.

USE OF ESTIMATES:

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

3. RELATED PARTY TRANSACTIONS:

  In the ordinary course of business, the Company purchases certain products from the Corporation's wholesale division. These purchases amounted to approximately $273,960 and $332,047 in 1995 and 1996, respectively. The Company's payable to the wholesale division at December 31, 1995 and 1996 was $83,000 and $37,000, respectively. Management believes these transactions were under terms no less favorable to the Company than those arranged with other parties.

  Two of the Company's locations are leased from a shareholder of the Corporation for a total of $9,300 per month.

                    ACOR ORTHOPAEDIC, INC.--RETAIL DIVISION

4. COMMITMENTS AND CONTINGENCIES:

  The Company leases buildings at three retail locations and a corporate location as well as leases one automobile. The future minimum payments under lease commitments as of December 31, 1996 are as follows:

      1997............................................................. $128,426
      1998.............................................................  131,247
      1999.............................................................  108,000
      2000.............................................................  108,000
      2001.............................................................   54,000
                                                                        --------
                                                                        $529,673
                                                                        ========

  The Company's total rental expense was approximately $138,000 in 1995 and $163,000 in 1996.

5. RETIREMENT PLAN:

  The Corporation has a 401(k) plan (the "Plan") which is offered to all employees with over one year of service. The Plan provides, at the discretion of management, an amount not to exceed 25% of the first 6% contributed by the eligible employees each year. The Company's matching contributions to the plan were approximately $16,000 and $12,000 for the years ended December 31, 1995 and 1996, respectively.

6. SUBSEQUENT EVENT:

  On April 1, 1997, the Corporation sold certain assets and liabilities of the Company for $5.2 million to Hanger Orthopedic Group, Inc.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders of Ft. Walton Orthopedic Inc. and Mobile Limb and Brace
 Inc.:

  We have audited the accompanying combined balance sheets of Ft. Walton Orthopedic Inc. and Mobile Limb and Brace Inc. as of December 31, 1995 and 1996 and the related combined statements of income, changes in stockholders' equity, and cash flows for the years then ended. These combined financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the combined financial statements referred to above present fairly, in all material respects, the combined financial position of Ft. Walton Orthopedic Inc. and Mobile Limb and Brace, Inc. as of December 31, 1995 and 1996 and the combined results of their operations and their cash flows for the years then ended, in conformity with generally accepted accounting principles.

Coopers & Lybrand L.L.P.

2400 Eleven Penn Center
Philadelphia, Pennsylvania
June 12, 1997

                         FT. WALTON ORTHOPEDIC INC.
                        AND MOBILE LIMB AND BRACE INC.

                           COMBINED BALANCE SHEETS
                          DECEMBER 31, 1995 AND 1996

                                                                1995     1996
                           ASSETS                             -------- --------
Current assets:
 Cash and cash equivalents................................... $ 75,109 $104,182
 Accounts receivable, net of allowance for doubtful accounts of $64,300 and $13,100, respectively.......................  256,399  381,544
 Inventories.................................................  355,067  357,656
 Prepaid expenses and other current assets...................    6,390    4,450
                                                              -------- --------
  Total current assets.......................................  692,965  847,832
                                                              -------- --------
Property, plant and equipment:
 Buildings...................................................  208,010      --
 Machinery and equipment.....................................  121,202  135,142
 Furniture and fixtures......................................   10,375   10,375
 Leasehold improvements......................................   31,895   44,449
                                                              -------- --------
                                                               371,482  189,966
Less accumulated depreciation................................  152,195  120,512
                                                              -------- --------
Net property, plant and equipment............................  219,287   69,454
                                                              -------- --------
    Total assets............................................. $912,252 $917,286
                                                              ======== ========
            LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
 Accounts payable............................................   93,573  119,296
 Accrued expenses............................................    1,597   17,103
 Current portion of long-term debt...........................  145,411   21,424
                                                              -------- --------
    Total current liabilities................................  240,581  157,823
Long-term debt...............................................   45,525   39,345
Commitments and contingent liabilities.......................
Common stock, $1.00 par value; 11,000 authorized;
 5,900 issued and outstanding................................    5,900    5,900
Additional paid-in capital...................................   19,296   19,296
Retained earnings............................................  600,950  694,922
                                                              -------- --------
    Total stockholders' and equity...........................  626,146  720,118
                                                              -------- --------
    Total liabilities and stockholders' equity............... $912,252 $917,286
                                                              ======== ========

    The accompanying notes are an integral part of these combined financial statements.

                          FT. WALTON ORTHOPEDIC INC.
                        AND MOBILE LIMB AND BRACE INC.

                         COMBINED STATEMENTS OF INCOME
                 FOR THE YEARS ENDED DECEMBER 31, 1995 AND 1996

                                                            1995        1996
                                                         ----------  ----------
Net sales............................................... $2,575,609  $3,069,921
Cost of goods sold......................................  1,386,908   1,537,107
                                                         ----------  ----------
    Gross profit........................................  1,188,701   1,532,814
                                                         ----------  ----------
Operating expenses:
 Selling, general and administrative....................    832,181     833,118
 Depreciation...........................................     34,935      33,697
                                                         ----------  ----------
    Total operating expenses............................    867,116     866,815
                                                         ----------  ----------
Other income (expense)..................................       (363)    (38,310)
                                                         ----------  ----------
    Net income.......................................... $  321,222  $  627,689
                                                         ==========  ==========


    The accompanying notes are an integral part of these combined financial statements.

                         FT. WALTON ORTHOPEDIC INC.
                        AND MOBILE LIMB AND BRACE INC.

             COMBINED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                 FOR THE YEARS ENDED DECEMBER 31, 1995 AND 1996





                                                  ADDITIONAL
                                           COMMON  PAID-IN   RETAINED
                                           STOCK   CAPITAL   EARNINGS   TOTAL
                                           ------ ---------- --------  --------
Balance at December 31, 1994.............. 5,900   $19,296   $564,014  $589,210
  Net income..............................                    321,222   321,222
  Cash distributions to owners............                   (284,286) (284,286)
                                           -----   -------   --------  --------
Balance at December 31, 1995.............. 5,900    19,296    600,950   626,146
  Net income..............................                    627,689   627,689
  Cash distributions to owners............                   (533,717) (533,717)
                                           -----   -------   --------  --------
  Balance at December 31, 1996............ 5,900   $19,296   $694,922  $720,118
                                           =====   =======   ========  ========





    The accompanying notes are an integral part of these combined financial statements.

                          FT. WALTON ORTHOPEDIC INC.
                        AND MOBILE LIMB AND BRACE INC.

                       COMBINED STATEMENTS OF CASH FLOWS
                 FOR THE YEARS ENDED DECEMBER 31, 1995 AND 1996

                                                             1995       1996
                                                           ---------  --------
Cash flows from operating activities:
 Net income............................................... $ 321,222  $627,689
 Adjustments to reconcile net income to net cash provided
  by operating activities:
  Depreciation............................................    34,935    33,697
  Provision for bad debt..................................    13,100    64,300
  Changes in assets and liabilities:
   Accounts receivable....................................    (1,675) (189,445)
   Inventories............................................   (12,628)   (2,589)
   Prepaid expenses.......................................    (6,085)    1,940
   Accounts payable and accrued expenses..................   (30,665)   41,229
                                                           ---------  --------
    Net cash provided by operating activities.............   318,204   576,821
                                                           ---------  --------
Cash flows from investing activities:
  Capital expenditures....................................   (86,182)  (10,414)
                                                           ---------  --------
    Net cash used in investing activities.................   (86,182)  (10,414)
                                                           ---------  --------
Cash flows from financing activities:
 Cash distributions to owners.............................  (284,286) (533,717)
 Payments on long-term debt...............................   (18,860)  (21,428)
 Proceeds from long-term debt.............................    42,201    17,811
                                                           ---------  --------
    Net cash used in financing activities.................  (260,945) (537,334)
                                                           ---------  --------
 Net change in cash and cash equivalents..................   (28,923)   29,073
 Cash and cash equivalents, beginning of year.............   104,032    75,109
                                                           ---------  --------
 Cash and cash equivalents, end of year................... $  75,109  $104,182
                                                           =========  ========
Supplemental disclosures of cash flow information:
 Interest paid during the year on long-term debt.......... $  14,486  $  5,623
Noncash investing activity:
 Distribution of building and mortgage to Deckert Proper-
  ties....................................................       --   $126,550

    The accompanying notes are an integral part of these combined financial statements.

                         FT. WALTON ORTHOPEDIC INC.
                        AND MOBILE LIMB AND BRACE INC.

                    NOTES TO COMBINED FINANCIAL STATEMENTS

1. BACKGROUND:

  Ft. Walton Orthopedic Inc. and Mobile Limb and Brace Inc. (the "Company") are producers and retailers of orthopedic and prosthetic products along the Emerald Coast of Florida and the Mobile, Alabama area. Each of the retail locations provide various products including orthopedic braces, orthotics, prosthetics, custom footwear and durable medical equipment. Since these companies are under common ownership and management, combined financial statements have been presented. All intercompany transactions and balances have been eliminated.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

 CASH AND CASH EQUIVALENTS

  The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash and cash equivalents. Cash includes currency on hand and demand deposits with high quality institutions. At various times throughout the year, the Company maintains cash balances in excess of FDIC limits.

 FAIR VALUE OF FINANCIAL INSTRUMENTS:

  At December 31, 1995 and 1996, the carrying value of financial instruments such as cash and cash equivalents, trade receivables, trade payables and long-term debt approximates fair value.

 INVENTORIES:

  Inventories are stated at the lower of cost or market and consists predominantly of finished goods available for sale. Cost is determined on the average cost method.

 PROPERTY, PLANT AND EQUIPMENT:

  Property, plant and equipment are recorded at cost and are depreciated by either the straight-line or double-declining balance method over their estimated useful lives. Costs of major additions and betterments are capitalized; maintenance and repairs which do not improve or extend the life of respective assets are charged to operations as incurred. When an asset is sold or otherwise disposed of, the cost of the property and the related accumulated depreciation are removed from the respective accounts, and any resulting gains or losses are reflected in income.

 LONG-LIVED ASSET IMPAIRMENT:

  Effective January 1, 1996, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." The provisions of SFAS 121 require the Company to review its long-lived assets for impairment on an exception basis whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable through future cash flows. If it is determined that an impairment loss has occurred based on expected cash flows, then the loss is recognized in the income statement. The adoption of SFAS 121 did not have an effect on the Company's financial statements.

 REVENUE RECOGNITION:

  Revenue on the sale of orthotic and prosthetic devices is recorded when the device is accepted by the patient.

                         FT. WALTON ORTHOPEDIC INC.
                        AND MOBILE LIMB AND BRACE INC.

               NOTES TO COMBINED FINANCIAL STATEMENTS, CONTINUED

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED:

 CREDIT RISK:

  The Company primarily provides customized devices or services throughout the Emerald Coast region of Florida and the Mobile, Alabama area, and is reimbursed by the patients' third-party insurers or governmentally funded health insurance programs such as Medicaid, Medicare, and U.S. Veteran Administration. The accounts receivable are not collateralized. The ability of the Company's debtors to meet their obligations is dependent upon the financial stability of the insurers of the Company's customers and future legislation and regulatory actions. Additionally, the Company maintains reserves for potential losses.

 INCOME TAXES:

  The Company elected to be taxed pursuant to Subchapter "S" of the Internal Revenue Code. Accordingly, federal and state income taxes or credits accrue directly to the stockholders.

 USE OF ESTIMATES:

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

3. LONG-TERM DEBT:

  Long-term debt consists of the following:

                                                                 1995    1996
                                                               -------- -------
Bank loans to various financial institutions
 maturing in varying monthly installments
 through May 2000, interest ranging from
 8.0% to 10.6%................................................ $190,936 $60,769
                                                               -------- -------
                                                                190,936  60,769
Less current maturities.......................................  145,411  21,424
                                                               -------- -------
                                                               $ 45,525 $39,345
                                                               ======== =======

  The aggregate estimated payments of long-term obligations outstanding at December 31, 1996 are:

         1997........................................... $21,424
         1998...........................................  22,458
         1999...........................................  13,586
         2000...........................................   3,301

4.RELATED PARTY TRANSACTIONS:

  In April 1996, the Company transferred the title to the Ft. Walton, Florida office building to Deckert Properties, a real estate company that is also owned by owners of the Company. Deckert Properties also assumed the balance of the mortgage on the building. The amount of debt transferred to Deckert Properties was approximately $126,550 which approximated the net book value of the building at that date. After the transfer, Deckert Properties leased the building to the Company at a monthly rent of $2,140 under an agreement which expires on April 30, 1998. The Company paid $17,120 in rent payments to Deckert Properties during 1996.

                         FT. WALTON ORTHOPEDIC INC.
                        AND MOBILE LIMB AND BRACE INC.

               NOTES TO COMBINED FINANCIAL STATEMENTS, CONTINUED

5. COMMITMENTS AND CONTINGENCIES:

  The Company leases office space at several locations. The future minimum payments under lease commitments as of December 31, 1996 are as follows:

         1997.......................................... $ 62,000
         1998..........................................   25,000
         1999..........................................   20,000
         2000..........................................   12,000
                                                        --------
                                                        $119,000
                                                        ========

  The Company's total rental expense was approximately $59,000 and $78,000 in 1995 and 1996, respectively.

6. RETIREMENT PLAN:

  The Company has a 401(k) plan (the "Plan") which is offered to all employees. The Plan provides, at the discretion of management the Company's contribution to the Plan, an amount not to exceed 15% of the eligible employees salary each year. The Company's matching contributions to the plan were approximately $57,000 and $53,000 for the years ended December 31, 1995 and 1996, respectively.

7. SUBSEQUENT EVENT:

  On May 12, 1997, the Company sold certain assets and liabilities to Hanger Orthopedic Group, Inc.

 [PHOTOGRAPH OF FOOTBALL PLAYER WITH       [PHOTOGRAPH OF YOUNG CHILD WITH
       LENOX HILL KNEE BRACE]                 CHARLESTON BENDING BRACE]







  [PHOTOGRAPH OF PRACTITIONER WITH            [PHOTOGRAPH OF TECHNICIAN
     PROSTHETIC CAD-CAM SYSTEM]                 BUILDING A PROSTHESIS]

-------------------------------------------------------------------------------
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 NO PERSON HAS BEEN AUTHORIZED IN CONNECTION WITH THE OFFERING MADE HEREBY TO
GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PRO-SPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON OR BY ANYONE IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEI-THER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATIONS THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                                 ------------

                               TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
Prospectus Summary.......................................................   3
Risk Factors.............................................................   7
Use of Proceeds..........................................................  10
Dividend Policy..........................................................  10
Price Range of Common Stock..............................................  11
Capitalization...........................................................  12
Selected Historical and Pro Forma Consolidated Financial Information.....  13
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  25
Business.................................................................  35
Management...............................................................  46
Principal Shareholders...................................................  49
Description of Capital Stock.............................................  51
Underwriting.............................................................  52
Legal Matters............................................................  53
Experts..................................................................  53
Available Information....................................................  54
Documents Incorporated by Reference......................................  54
Index to Financial Statements............................................  55

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                               5,000,000 Shares

             [LOGO OF HANGER ORTHOPEDIC GROUP INC. APPEARS HERE]

                                 Common Stock

                                 -------------

                                  PROSPECTUS

                                 -------------

                              Alex. Brown & Sons
                                 INCORPORATED
                             Montgomery Securities
                            Legg Mason Wood Walker
                                 Incorporated

                                 July 31, 1997

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